      As filed with the Securities and Exchange Commission on July 9, 2008

                                        REGISTRATION STATEMENT NO. 333-________
                                                                       811-03927
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                      [X]

POST-EFFECTIVE AMENDMENT NO. _____

AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT ACT OF 1940

AMENDMENT NO. 93                                                             [X]

                MetLife of CT Fund UL for Variable Life Insurance
                           (Exact name of Registrant)

                    MetLife Insurance Company of Connecticut
                               (Name of Depositor)
                                  One Cityplace
                                185 Asylum Street
                        Hartford, Connecticut 06103-3415
              (Address of Depositor's Principal Executive Offices)

        Depositor's Telephone Number, including area code: (860) 308-1000

                              MARIE C. SWIFT, ESQ.
                       Metropolitan Life Insurance Company
                               501 Boylston Street
                           Boston, Massachusetts 02116
                     (Name and Address of Agent for Service)

                      Approximate Date of Proposed Filing:
   As soon as possible after the effective date of this registration statement

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall thereafter become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Title of Securities Being registered: Flexible Premium Variable Life Insurance Policies

================================================================================

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                METLIFE OF CT FUND UL FOR VARIABLE LIFE INSURANCE

                              METLIFE VARIABLE LIFE
                      METLIFE VARIABLE SURVIVORSHIP LIFE II
                  METLIFE VARIABLE LIFE ACCUMULATOR (SERIES 3)

                        SUPPLEMENT DATED OCTOBER 13, 2008
                                     TO THE
                        PROSPECTUSES DATED APRIL 28, 2008

Effective October 13, 2008, the MetLife Insurance Company of Connecticut combined MetLife of CT Fund UL II for Variable Life Insurance (the "Former Separate Account") with and into MetLife of CT Fund UL for Variable Life Insurance (the "Separate Account"). The Separate Account was established on November 10, 1983 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

In connection with the combination of the Former Separate Account with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. All references in your Prospectus to the Former Separate Account now refer to the Separate Account.

The Combination does not affect you in any way. More particularly:

     - There are no changes in our obligations or your rights and benefits under the Policy as a result of the Combination.
     - Your Cash Value is not affected by the Combination and no charges have been or will be imposed in connection therewith.
     - The Investment Options available under your Policy have not changed as a result of the Combination.
     - Your Cash Value is allocated to the same Investment Options (with the same Accumulation Unit values) as it was before the Combination.
     - The Combination does not result in any federal income tax consequences to you.

If you have any questions, or if you would like to receive a revised prospectus, please contact us at 1-800-334-4298.

                              METLIFE VARIABLE LIFE

                           OCTOBER 13, 2008 PROSPECTUS

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES
                            ISSUED TO INDIVIDUALS BY:
                    METLIFE INSURANCE COMPANY OF CONNECTICUT

                METLIFE OF CT FUND UL FOR VARIABLE LIFE INSURANCE
         (FORMERLY METLIFE OF CT FUND UL II FOR VARIABLE LIFE INSURANCE)



This prospectus describes MetLife Variable Life (the "Policy"), a flexible premium variable life insurance policy issued by MetLife Insurance Company of Connecticut (the "Company"). Please be aware that this is a prospectus, which highlights many Policy provisions and communicates the Policy's primary features. The language of the Policy itself determines your rights and obligations under the Policy. Please keep this prospectus for future reference. The Company no longer offers the Policy to new purchasers. It does continue to accept additional premium payments from existing Policy owners.

Effective October 13, 2008, the Company combined MetLife of CT Fund UL II for Variable Life Insurance, with and into MetLife of CT Fund UL for Variable Life Insurance (the "Separate Account"). (See "The Separate Account and The Investment Options")

You can build Cash Value by investing in a variety of INVESTMENT OPTIONS, which, in turn, invest in professionally managed Mutual Funds (the "FUNDS" listed below). A fixed rate option (the "FIXED ACCOUNT") is also available. Except for amounts in the Fixed Account, the value of your Policy will vary based on the performance of the Funds you select. The following Funds are available for Policies purchased on or after April 28, 2008:

AMERICAN FUNDS INSURANCE SERIES(R) -- CLASS 2      Pioneer Fund Portfolio -- Class A
  American Funds Global Growth Fund                Pioneer Strategic Income Portfolio -- Class
  American Funds Growth Fund                          A
  American Funds Growth-Income Fund                Third Avenue Small Cap Value
FIDELITY(R) VARIABLE INSURANCE PRODUCTS               Portfolio -- Class B
  Contrafund(R) Portfolio -- Service Class       METROPOLITAN SERIES FUND, INC.
  Mid Cap Portfolio -- Service Class 2             BlackRock Aggressive Growth
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS        Portfolio -- Class D
  TRUST -- CLASS 2                                 BlackRock Money Market Portfolio -- Class A
  Templeton Foreign Securities Fund                Davis Venture Value Portfolio -- Class A
GOLDMAN SACHS VARIABLE INSURANCE                   FI Large Cap Portfolio -- Class A
  TRUST -- INSTITUTIONAL SHARES                    FI Value Leaders Portfolio -- Class D
  Goldman Sachs Capital Growth Fund                MetLife Conservative Allocation
JANUS ASPEN SERIES -- SERVICE SHARES                  Portfolio -- Class B
  Mid Cap Growth Portfolio                         MetLife Conservative to Moderate Allocation
LEGG MASON PARTNERS VARIABLE EQUITY TRUST             Portfolio -- Class B
  Legg Mason Partners Variable Aggressive          MetLife Moderate Allocation
     Growth Portfolio -- Class I                      Portfolio -- Class B
  Legg Mason Partners Variable Capital and         MetLife Moderate to Aggressive Allocation
     Income Portfolio -- Class II                     Portfolio -- Class B
  Legg Mason Partners Variable Capital             MetLife Aggressive Allocation
     Portfolio                                        Portfolio -- Class B
  Legg Mason Partners Variable Equity Index        MFS(R) Total Return Portfolio -- Class F
     Portfolio -- Class I                          MFS(R) Value Portfolio -- Class A
  Legg Mason Partners Variable Fundamental         Russell 2000(R) Index Portfolio -- Class A
     Value Portfolio -- Class I                    T. Rowe Price Large Cap Growth
  Legg Mason Partners Variable Large Cap              Portfolio -- Class B
     Growth Portfolio -- Class I                   T. Rowe Price Small Cap Growth
LEGG MASON PARTNERS VARIABLE INCOME TRUST             Portfolio -- Class B
  Legg Mason Partners Variable High Income         Western Asset Management U.S. Government
     Portfolio                                        Portfolio -- Class A
MET INVESTORS SERIES TRUST                       PIMCO VARIABLE INSURANCE
  Clarion Global Real Estate                       TRUST -- ADMINISTRATIVE CLASS
     Portfolio -- Class A                          Total Return Portfolio
  Janus Forty Portfolio -- Class A               PIONEER VARIABLE CONTRACTS TRUST -- CLASS II
  Legg Mason Partners Managed Assets               Pioneer Mid Cap Value VCT Portfolio
     Portfolio -- Class A                        THE MERGER FUND VL
  Lord Abbett Bond Debenture                       The Merger Fund VL
     Portfolio -- Class A                        VAN KAMPEN LIFE INVESTMENT TRUST -- CLASS II
  Lord Abbett Growth and Income                    Comstock Portfolio
     Portfolio -- Class B                        VANGUARD(R) VARIABLE INSURANCE FUND
  Met/AIM Capital Appreciation                     Mid-Cap Index Portfolio
     Portfolio -- Class A                          Total Stock Market Index Portfolio
  Met/AIM Small Cap Growth Portfolio -- Class
     A
  MFS(R) Emerging Markets Equity
     Portfolio -- Class B
  PIMCO Inflation Protected Bond
     Portfolio -- Class A


     Certain Funds have been subject to a merger, substitution or other change. Please see Appendix B "Additional Information Regarding Funds" for more information.

To learn more about the Policy you can request a copy of the Statement of Additional Information ("SAI") dated October 13, 2008. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to us at One Cityplace, 185 Asylum Street 3CP, Hartford, Connecticut 06103-3415, call 1-800-334-4298 or access the SEC's website (http://www.sec.gov).

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE LIFE INSURANCE POLICIES ARE NOT DEPOSITS OF ANY BANK AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, OR ANY OTHER GOVERNMENT AGENCY. REPLACING ANY EXISTING LIFE INSURANCE POLICY WITH THIS POLICY MAY NOT BE TO YOUR ADVANTAGE.

                                TABLE OF CONTENTS


                                                                          PAGE
                                                                          ----
SUMMARY OF PRINCIPAL POLICY BENEFITS AND RISKS..........................     3
Policy Summary..........................................................     3
Principal Policy Benefits...............................................     3
Principal Policy Risks..................................................     5
Fund Company Risks......................................................     6
FEE TABLES..............................................................     7
Transaction Fees........................................................     7
Periodic Charges Other Than Fund Operating Expenses.....................     8
Charges for Optional Riders.............................................    10
Fund Charges and Expenses...............................................    12
DESCRIPTION OF THE COMPANY, SEPARATE ACCOUNT AND FUNDS..................    16
The Insurance Company...................................................    16
The Separate Account and The Investment Options.........................    16
The Funds...............................................................    17
Voting Rights...........................................................    23
Conflicts of Interest...................................................    23
The Fixed Account.......................................................    23
POLICY CHARGES AND DEDUCTIONS...........................................    24
Charges Against Premium.................................................    24
Charges Against Cash Value..............................................    25
Charges Against the Separate Account....................................    26
Fund Charges............................................................    26
Modification, Reserved Rights and Other Charges.........................    26
POLICY DESCRIPTION......................................................    27
Similar Policy Availability.............................................    27
Applying for a Policy...................................................    27
When Coverage Begins....................................................    28
Right to Cancel (free look period)......................................    28
Tax Free 'Section 1035' Exchanges.......................................    28
Ownership/Policy Rights.................................................    29
PREMIUMS................................................................    30
Amount, Frequency and Duration of Premium Payments......................    30
Allocation of Premium Payments..........................................    31
VALUES UNDER YOUR POLICY................................................    31
Cash Value..............................................................    31
Investment Option Valuation.............................................    31
Fixed Account Valuation.................................................    32
Loan Account Valuation..................................................    33
TRANSFERS...............................................................    33
Transfers of Cash Value.................................................    33
Transfer of Cash Value from the Fixed Account to the Investment
  Options...............................................................    35
Transfer of Cash Value from the Investment Options to the Fixed
  Account...............................................................    35
Telephone Transfers.....................................................    35
Dollar Cost Averaging (DCA Program).....................................    36
Portfolio Rebalancing...................................................    36
DEATH BENEFIT...........................................................    36
Death Benefit Examples..................................................    37
Changing the Death Benefit Option.......................................    38
Paying the Death Benefit and Payment Options............................    38
BENEFITS AT MATURITY....................................................    39
OTHER BENEFITS..........................................................    39
Exchange Option.........................................................    39
Riders (Supplemental Insurance Benefits)................................    40
POLICY SURRENDERS.......................................................    41
Full Surrender..........................................................    41
Partial Surrender.......................................................    41
POLICY LOANS............................................................    42
Loan Conditions.........................................................    42
Effects of Loans........................................................    43
LAPSE AND REINSTATEMENT.................................................    43
Lapse...................................................................    43
Grace Period............................................................    43
Lapse Protection Guarantee Rider (Lifetime).............................    44
Lapse Protection Guarantee Rider (20 Year)..............................    44
Reinstatement...........................................................    44
FEDERAL TAX CONSIDERATIONS..............................................    44
Potential Benefits of Life Insurance....................................    45
Tax Status of the Policy................................................    45
Tax Treatment of Policy Benefits........................................    46
OTHER TAX CONSIDERATIONS................................................    49
Insurable Interest......................................................    49
The Company's Income Taxes..............................................    49
Alternative Minimum Tax.................................................    49
DISTRIBUTION & COMPENSATION.............................................    49
Distribution............................................................    49
Compensation............................................................    50
OTHER POLICY INFORMATION................................................    52
Valuation and Payment...................................................    52
Suspension of Valuation and Postponement of Payment.....................    52
Policy Statements.......................................................    52
Limits on Right to Contest and Suicide Exclusion........................    53
Misstatement as to Sex and Age..........................................    53
Policy Changes..........................................................    53
Restrictions on Financial Transactions..................................    53
LEGAL PROCEEDINGS.......................................................    53
FINANCIAL STATEMENTS....................................................    54
ILLUSTRATION OF POLICY BENEFITS.........................................    54
APPENDIX A: GLOSSARY OF TERMS USED THROUGHOUT THIS PROSPECTUS...........   A-1
APPENDIX B: ADDITIONAL INFORMATION REGARDING FUNDS......................   B-1
APPENDIX C: SURRENDER PENALTIES PER THOUSAND OF STATED AMOUNT AND
  INCREASED IN STATED AMOUNT (FOR ALL POLICIES EXCEPT THOSE ISSUED IN
  NEW YORK).............................................................   C-1
APPENDIX D: SURRENDER PENALTIES PER THOUSAND OF STATED AMOUNT AND
  INCREASES IN STATED AMOUNT (FOR POLICIES ISSUED IN NEW YORK ONLY).....   D-1
APPENDIX E: HYPOTHETICAL ILLUSTRATIONS..................................   E-1

                 SUMMARY OF PRINCIPAL POLICY BENEFITS AND RISKS

--------------------------------------------------------------------------------

This section provides a SUMMARY of the Policy and the principal policy benefits and risks. YOU SHOULD READ THE ENTIRE PROSPECTUS BEFORE PURCHASING THE POLICY. IMPORTANT DETAILS REGARDING THE POLICY ARE CONTAINED IN OTHER SECTIONS OF THIS PROSPECTUS. SOME POLICY FEATURES MAY NOT BE AVAILABLE IN SOME STATES AND THERE MAY BE VARIATIONS IN YOUR POLICY FROM DESCRIPTIONS CONTAINED IN THIS PROSPECTUS BECAUSE OF DIFFERENCES IN STATE LAW THAT AFFECT THE POLICIES. We use certain terms throughout this prospectus, which are defined in APPENDIX A.

As a LIFE INSURANCE POLICY, the Policy is a contract between you and the Company. The Policy is designed to provide insurance protection on the life of an individual and to build Cash Value. You agree to make sufficient Premium Payments to the Company and the Company agrees to pay a Death Benefit to your Beneficiary after the death of the Named Insured ("Insured") . Premium Payments are flexible in both frequency and amount.

                                 POLICY SUMMARY

MetLife Variable Life is both an insurance product and a security. The Policy is first and foremost a life insurance Policy with Death Benefits, Cash Values, and other features traditionally associated with life insurance. To provide these benefits to you, we deduct amounts from your Premium Payments and Policy assets to pay insurance costs, sales and Policy expenses. The Policy is a security because the Cash Value and, under certain circumstances, the Amount Insured and Death Benefit may increase and decrease based on the performance of the Investment Options you select.

                            PRINCIPAL POLICY BENEFITS

     -    Death Benefit

          We will pay your Beneficiary a Death Benefit after the death of the Insured while this Policy is in effect. There are two primary amounts involved in determining the Death Benefit under this Policy. First, when you apply for your Policy you will state the amount of life insurance coverage (THE STATED AMOUNT) that you wish to purchase on the Insured. Second, for a Policy to qualify as life insurance under federal tax law, it must provide a minimum amount of insurance in relation to the Cash Value of your Policy (THE MINIMUM AMOUNT INSURED). Generally, the Cash Value of your Policy is the sum of the values in the Investment Options and the Fixed Account, plus your Loan Account Value.

          In addition to choosing the Stated Amount, you must also choose a Death Benefit option. There are two Death Benefit options available:

          - OPTION 1 -- LEVEL OPTION: the Death Benefit will be the greater of (i) the Stated Amount or (ii) the Minimum Amount Insured.

          - OPTION 2 -- VARIABLE OPTION: the Death Benefit will be the greater of (i) the Stated Amount plus the Cash Value of the Policy or (ii) the Minimum Amount Insured.

          The Death Benefit may be increased or decreased by changes in the Stated Amount, surrenders, outstanding loans and charges or by certain Riders.

     -    Policy Surrenders (Withdrawals)

          You may withdraw some or all of your money from your Policy (minus any applicable charges and fees).

     -    Policy Loans

          You may borrow against your Policy using your Policy as collateral.

     -    The Investment Options and the Corresponding Funds

          You may select from a wide variety of Investment Options. Each Investment Option invests directly in a professionally managed Fund. You may transfer Cash Value among any of the Investment Options and the Fixed Account while continuing to defer current income taxes.

     -    The Fixed Account

          You may allocate Premium Payments and transfer Cash Value to the Fixed Account. The Fixed Account is credited interest at an effective annual rate guaranteed to be at least 3%. Transfers of Cash Value into or out of the Fixed Account are permitted subject to certain restrictions.

     -    Flexible Premium Payments

          After you make the initial Premium Payment, you may choose the amount and frequency of future Premium Payments, within certain limits.

     -    Payment Options

          You or your Beneficiary can choose from a variety of fixed and variable Payment Options (e.g., lump-sum or various periodic payments) to receive the Policy Proceeds.

     -    Tax-Free Death Benefit

          Your Beneficiary may receive the Death Benefit free of income tax, and with properly structured ownership you can also avoid estate tax on the Death Benefit.

     -    Right to Cancel Period

          We urge you to examine your Policy closely. When you receive your Policy, the Right to Cancel Period begins. This period is at least ten
          (10) days, or more if required by state law. If, for any reason, you are not satisfied, you may return the Policy to us during the Right to Cancel Period for a refund.

     -    Dollar Cost Averaging

          Under this program, you invest the same amount of money at regular intervals, so you are buying more units when the market is down and fewer units when the market is high. The potential benefit is to lower your average cost per unit.

     -    Portfolio Rebalancing

          This program can help prevent a structured investment strategy from becoming diluted over time. Investment performance will likely cause the allocation percentages for the Investment Options you most recently selected to shift. Under this program, you may instruct us to automatically reallocate values in your Policy periodically to help keep your investments properly aligned with your investment strategy.

     -    Exchange Option

          During the first two Policy Years you can exchange this Policy for a form of non-variable permanent individual life insurance.

     -    Personalized Illustrations

          You may request personalized illustrations for the Policy that reflect your age, sex, underwriting classification, the specified insurance benefits and the premium requested. These hypothetical illustrations may help you to understand how the Cash Value and Death Benefit can change over time and how the investment performance of the Funds impact the Cash Value and the Death Benefit. The illustrations may also help you compare the Policy to other life insurance policies. Personalized illustrations are based on hypothetical rates of return and are not a representation or guarantee of investment returns or Cash Value.

     -    Riders (Supplemental Insurance Benefits)

          You may add additional insurance to your Policy by Rider. A number of different riders are available, ranging from a Cost of Living Adjustment Rider to a Lapse Protection Guarantee Rider. Please see "Other Benefits" for descriptions of all the riders.

                             PRINCIPAL POLICY RISKS

     -    Poor Fund Performance (Investment Risk)

          The value of your Policy is tied to the investment performance of the Funds and allocation percentages you choose. If those Funds perform poorly, the value of your Policy will decrease. Since we continue to deduct charges from the Cash Value, if investment results are too low, the Cash Surrender Value of your Policy may fall to zero, even if you send us your premium payments as illustrated. In that case, the Policy will, after a grace period, terminate without value and insurance coverage will no longer be in effect.

     -    Tax Risks

          We believe, but do not guarantee, that the Policy should be considered a life insurance policy under federal tax law. If the Policy was determined not to be a life insurance policy for federal tax purposes, you may be considered to be in constructive receipt of Policy Value, with adverse tax consequences, and all or a part of the proceeds paid under the Policy may be taxable to the Beneficiary. There is also a possibility that even if your Policy is treated as life insurance for federal tax purposes, it could be treated as a modified endowment contract (MEC) under federal tax laws (usually if your Premium payments in the first seven policy years or less exceed certain limits). If your Policy is a MEC, partial surrenders, collateral assignments and Policy loans could incur taxes, and any distributions or deemed distributions could incur the additional 10% tax on early withdrawals.

     -    Policy Lapse

          There is a risk that if partial surrenders, loans, and monthly deductions reduce your Cash Surrender Value to too low an amount and/or if the investment experience of your selected Investment Options is unfavorable, then your Policy could lapse. If your Policy lapses, then the Policy and all rights and benefits under it will terminate.

     -    Policy Withdrawal Limitations

          Full and Partial surrenders may be subject to a surrender charge. The minimum partial surrender amount is $500. Surrenders will reduce the Death Benefit, the Amount Insured and the Cash Value of the Policy. Federal income taxes and a penalty tax may apply to partial surrenders.

     -    Effects of Policy Loans

          A Policy loan, whether or not repaid, will affect your Policy's Cash Value over time because we transfer the amount of the loan from the Investment Options and the Fixed Account to the Loan Account and hold it as collateral. As a result, the loan collateral does not participate in the investment results of the Investment Options or the interest credited to the Fixed Account. A Policy loan also reduces the Death Benefit proceeds and could make it more likely that a Policy will lapse.

     -    Credit Risk

          The Death Benefit guarantees, rider guarantees and the Fixed Account obligations depend on the Company's financial ability to fulfill their obligations. You should review the Company's financial statements, which are available upon request and are attached to the Statement of Additional Information.

     -    Policy is not Suited for Short-Term Investment

          We designed the Policy to meet long-term financial goals. You should not purchase this Policy to meet any short-term investment goals or if you think you will surrender all or part of your Policy in the short-term.

     -    Increase in Current Fees and Expenses

          Certain Policy fees and expenses are currently charged at less than their maximum amounts. We may increase these current fees and expenses up to the guaranteed maximum levels.

                               FUND COMPANY RISKS

     - A comprehensive discussion of the risks of each Fund may be found in each Fund Company's prospectus.

     - Each Fund has its own goal, investment objective and investment strategies that affect the risks associated with investing in that Fund.

          A Fund always carries investment risks although some types carry more risk than others. Generally, the higher the potential return, the higher the risk of loss. Before you decide which Funds to choose, you should consider whether the goals and risks of a Fund are a good fit for your investment plan.

          There is no assurance that any of the Funds will achieve their stated investment objective.

                                   FEE TABLES

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the Policy. The first table describes the fees and expenses that you will pay at the time you buy the Policy or surrender the Policy. The tables disclose the Maximum Guaranteed Charge, the Current Charge and, where the amount of a charge depends on the Insured's characteristics, such as age or rating classification, the charge for a Sample Insured.

                                TRANSACTION FEES


                            WHEN WE DEDUCT THE
         CHARGE                   CHARGE                                  AMOUNT DEDUCTED



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Front-End Sales Charge   Upon receipt of each     Current Charge:          1.50% of each Premium Payment
on Stated Amounts        Premium Payment

------------------------------------------------
                                                  GUARANTEED CHARGE:       1.50% OF EACH PREMIUM PAYMENT



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Premium Tax Charge       Upon receipt of each     Current Charge:          2.25% of each Premium Payment
                         Premium Payment

------------------------------------------------
                                                  GUARANTEED CHARGE:       2.25% OF EACH PREMIUM PAYMENT



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Federal Deferred         Upon receipt of each     Current Charge:          1.25% of each Premium Payment
Acquisition Cost Charge  Premium Payment

------------------------------------------------
                                                  GUARANTEED CHARGE:       1.25% OF EACH PREMIUM PAYMENT



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Surrender Charge(1)      When you fully or        Current Charge:          Rates per $1000 of Stated Amount for
(decreases over a 10-    partially surrender                               First Year of Coverage:
year period -- see       your Policy within the                            Minimum: $2.04(2)
Appendix C and Appendix  first ten (10) Policy                             Maximum: $25.40(3)
D)                       Years and for the first
                         ten (10) Policy Years
                         after an increase in
                         Stated Amount

------------------------------------------------
                                                  GUARANTEED CHARGE:       RATES PER $1000 OF STATED AMOUNT FOR
                                                                           FIRST YEAR OF COVERAGE:
                                                                           MINIMUM: $2.04(2)
                                                                           MAXIMUM: $25.40(3)

------------------------------------------------
                                                  Sample Charge for a 40-  Rates per $1000 of Stated Amount for
                                                  year-old male, non-      First Year of Coverage:
                                                  smoker, preferred risk   Current: $5.69
                                                  class, with death        Guaranteed: $5.69
                                                  benefit option 1 and a
                                                  $410,000 face amount:

                            WHEN WE DEDUCT THE
         CHARGE                   CHARGE                                  AMOUNT DEDUCTED



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Decrease of Stated       When a decrease in       Current Charge:          Rates per $1000 of decrease in Stated
Amount(1) (decreases     Stated Amount is                                  Amount for the First Year of
over a 10-year           requested                                         Coverage:
period -- see Appendix                                                     Minimum: $2.04(2)
C and Appendix D)                                                          Maximum: $25.40(3)

------------------------------------------------
                                                  GUARANTEED CHARGE:       RATES PER $1000 OF DECREASE IN STATED
                                                                           AMOUNT FOR FIRST YEAR OF COVERAGE:
                                                                           MINIMUM: $2.04(2)
                                                                           MAXIMUM: $25.40(3)

------------------------------------------------
                                                  Sample Charge for a 40-  Rates per $1000 of Stated Amount for
                                                  year-old male, non-      First Year of Coverage:
                                                  smoker, preferred risk   Current: $5.69
                                                  class, with death        Guaranteed: $5.69
                                                  benefit option 1 and a
                                                  $410,000 face amount:



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------


---------
(1) Current and Guaranteed charges may vary in certain states but will not exceed the Guaranteed charges shown above. The rates vary depending on the age, gender, policy duration and the amount of insurance coverage. These rates may not be representative of the charge that a particular policy owner would pay. To obtain information on the charges that would apply to you, please contact your agent or registered representative.
(2) Sample charge for any insured less than a year old regardless of sex, risk class or underwriting.
(3) Sample charge for any insured age 85-years old regardless of sex, risk class or underwriting.

The next two tables describe the fees and expenses that you will pay periodically during the time that you own the Policy, not including Fund expenses.

               PERIODIC CHARGES OTHER THAN FUND OPERATING EXPENSES


                            WHEN WE DEDUCT THE
         CHARGE                   CHARGE                                  AMOUNT DEDUCTED



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Cost of Insurance        Monthly on the           Current Charge:          Rates per $1000 of Net Amount At Risk
Charge (COI(1))          Deduction Date                                    for the First Year of Coverage:
                                                                           Minimum: $0.0571(2)
                                                                           Maximum: $57.8023(3)

------------------------------------------------
                                                  GUARANTEED CHARGE:       RATES PER $1000 OF NET AMOUNT AT RISK
                                                                           FOR FIRST YEAR OF COVERAGE:
                                                                           MINIMUM: $0.0571(2)
                                                                           MAXIMUM: $77.1471(3)

------------------------------------------------
                                                  Sample Charge for a 40-  Rates per $1000 of Net Amount At Risk
                                                  year-old male, non-      for First Year of Coverage:
                                                  smoker, preferred risk   Current: $0.1745
                                                  class, with death        Guaranteed: $0.2634
                                                  benefit option 1 and a
                                                  $410,000 face amount:

                            WHEN WE DEDUCT THE
         CHARGE                   CHARGE                                  AMOUNT DEDUCTED



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Policy Administrative    Monthly from Cash Value  Current Charge:          Monthly Rate per $1000 of Initial
Expense Charges (2       for the first three (3)                           Stated Amount for the first three
parts)                   Policy Years on the                               years of coverage or for the three
                         Deduction Date and for                            years following an increase in Stated
                         three (3) Policy Years                            Amount:
                         after an increase in                              Minimum: $0.08(4)
                         Stated Amount.                                    Maximum: $0.15(5)

------------------------------------------------
                                                  GUARANTEED CHARGE:       MONTHLY RATE PER $1000 OF INITIAL
                                                                           STATED AMOUNT FOR THE FIRST THREE
                                                                           YEARS OF COVERAGE OR FOR THE THREE
                                                                           YEARS FOLLOWING AN INCREASE IN STATED
                                                                           AMOUNT:
                                                                           MINIMUM: $0.08(4)
                                                                           MAXIMUM: $0.15(5)

------------------------------------------------
                                                  Sample Charge for a 40-  Monthly Rate per $1000 of Initial
                                                  year-old male, non-      Stated Amount for the first three
                                                  smoker, preferred risk   years of coverage or for the three
                                                  class, with death        years following an increase in Stated
                                                  benefit option 1 and a   Amount:
                                                  $410,000 face amount:    Current: $0.08
                                                                           Guaranteed: $0.08

----------------------------------------------------------------------------------------------------------------
                         Monthly from Cash Value  Current Charge:          $6.00 monthly charge until the
                         until the Maturity Date                           Maturity Date for Stated Amounts less
                                                                           than $100,000

------------------------------------------------
                                                  GUARANTEED CHARGE:       SAME AS CURRENT.



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Mortality and Expense    Daily from the unloaned  Current Charge:          0.85% on an annual basis of the
Risk (M&E) Charge(6)     portion of the Cash                               amounts in the Investment Options for
                         Value                                             the first fifteen (15) Policy Years
                                                                           and 0.20% thereafter

------------------------------------------------
                                                  GUARANTEED CHARGE:       SAME AS CURRENT.



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Policy Loan Cost         Monthly from the Loan    Current Charge:          2.00% on an annual basis on the
                         Account                                           amount loaned for Policy Years 1-15
                                                                           and 1.00% on the amount loaned for
                                                                           Policy Years 16 and later(7)

------------------------------------------------
                                                  GUARANTEED CHARGE:       SAME AS CURRENT



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------


---------
(1) The current cost of insurance charges shown are for a preferred nonsmoker underwriting and risk class while the Guaranteed charges are based on the 1980 Commissioners Standard Ordinary (1980 CSO Tables). Cost of insurance rates generally increase each Policy Year. The cost of insurance rates listed do not reflect the addition of any "flat extras". Flat extras account for adverse risks that, if applied, would increase the cost-of-insurance rates shown above.
(2)   Sample charge for a 9-year-old female with death benefit option 1.
(3) Sample charge for an 85-year-old male, smoker, Table 10, with death benefit option 1.
(4) Sample charge for any insured with an issue age less than 47 years old regardless of sex, risk class or underwriting.
(5) Sample charge for any insured with issue ages between 60-85 years old (inclusive) regardless of sex, risk class or underwriting.
(6) We are waiving amounts of the Mortality and Expense Risk Charge for Investment Options investing in certain of the Funds as follows: 0.15% for the Investment Option investing in the Western Asset Management U.S. Government Portfolio (Class A) of the Metropolitan Series Fund, Inc.; an amount equal to the Fund expenses that are in excess of 0.65% for the Investment Option investing in the PIMCO Inflation Protected Bond Portfolio (Class A) of the Met Investors Series Trust; an amount equal to the Fund expenses that are in excess of 0.265% for the Investment Option investing in the MetLife Stock Index Portfolio (Class A) of the Metropolitan Series Fund, Inc.; an amount equal to the Fund expenses that are in excess of 1.10% for the Investment Option investing in the Third Avenue Small Cap Value Portfolio (Class B) of the Met Investors Series Trust; an amount equal to the Fund expenses that are in excess of 1.18% for the Investment Option investing in the MFS Research International Portfolio (Class B) of the Met Investors Series Trust; an amount equal to the Fund expenses that are in excess of 0.84% for the Investment Option investing in the T. Rowe Price Small Cap Growth Portfolio (Class B) of the Metropolitan Series Fund, Inc.; an amount equal to the Fund expenses that are in excess of 0.68% for the Investment Option investing in the Oppenheimer Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust; and an amount equal to the Fund expenses that are in excess of 0.90% for the Investment Option investing in the Oppenheimer Global Equity Portfolio (Class B) of the Metropolitan Series Fund, Inc.
(7) The Policy Loan Cost reflects the difference between the loan interest rate charged and the loan interest rate credited. The amount shown assumes that loan interest has been capitalized rather than paid in cash. (See "POLICY LOANS -- Loan Conditions" for more information.)

                           CHARGES FOR OPTIONAL RIDERS


                            WHEN WE DEDUCT THE
         CHARGE                   CHARGE                                  AMOUNT DEDUCTED



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Accidental Death         Monthly from the         Current Charge:          Monthly Rate per $1000 of Term
Benefit Rider #          unloaned portion of the                           Amount:
                         Cash Value on the                                 Minimum: $0.0792(3)
                         Deduction Date                                    Maximum: $0.1540(4)

------------------------------------------------
                                                  GUARANTEED CHARGE:       MONTHLY RATE PER $1000 OF TERM
                                                                           AMOUNT:
                                                                           MINIMUM: $0.0792(3)
                                                                           MAXIMUM: $0.1540(4)

------------------------------------------------
                                                  Sample Charge for a 45-  Monthly Rate per $1000 of Term
                                                  year-old male, non-      Amount:
                                                  smoker, elite risk       Current: $0.1056
                                                  class, with death        Guaranteed: $0.1056
                                                  benefit option 1 and a
                                                  $150,000 face amount:



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Accelerated Death                                 Current Charge:          $150 one time processing fee
Benefit Rider

------------------------------------------------
                                                  GUARANTEED CHARGE:       SAME AS CURRENT.



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Child Term Insurance     Monthly from the         Current Charge:          Monthly Rate per $1000 of Child Term
Rider                    unloaned portion of the                           Rider Unit: Without Waiver of
                         Cash Value on the                                 Deduction Amount Coverage Rider:
                         Deduction Date                                    $0.50 With Waiver of Deduction Amount
                                                                           Coverage Rider: $0.52

------------------------------------------------
                                                  GUARANTEED CHARGE:       MONTHLY RATE PER $1000 OF CHILD TERM
                                                                           RIDER UNIT: WITHOUT WAIVER OF
                                                                           DEDUCTION AMOUNT COVERAGE RIDER:
                                                                           $0.50 WITH WAIVER OF DEDUCTION AMOUNT
                                                                           COVERAGE RIDER: $0.52

------------------------------------------------
                                                  Sample Charge for an     Monthly Rate per $1000 of Child Term
                                                  10-year-old male with    Rider Unit: Without Waiver of
                                                  $11,000 Child Term       Deduction Amount Coverage Rider
                                                  Rider face amount        $0.50 With Waiver of Deduction Amount
                                                                           Coverage Rider: $0.52



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Cost of Living           Monthly from the         Current Charge:          Monthly Rate per $1000 of Net Amount
Adjustment Rider*        unloaned portion of the                           At Risk for the First Year of
                         Cash Value on the                                 Coverage:
                         Deduction Date                                    Minimum: $0.0571(1)
                                                                           Maximum: $57.8023(2)

------------------------------------------------
                                                  GUARANTEED CHARGE:       MONTHLY RATE PER $1000 OF NET  AMOUNT
                                                                           AT RISK THE FIRST YEAR OF COVERAGE:
                                                                           MINIMUM: $0.0571(1)
                                                                           MAXIMUM: $77.1471(2)

------------------------------------------------
                                                  Sample Charge for a 55-  Monthly Rate per $1000 of Net Amount
                                                  year-old male, non-      At Risk the First Year of Coverage:
                                                  smoker, preferred risk   Current: $0.4242
                                                  class, with death        Guaranteed: $0.919
                                                  benefit option 1 and a
                                                  $400,000 face amount:



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Coverage Extension       Not applicable           Current Charge:          No Charge
Rider

------------------------------------------------
                                                  GUARANTEED CHARGE:       NO CHARGE



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Full Surrender Charge    Monthly from the         Current Charge:          $5 monthly for the first five years
Waiver Rider             unloaned portion of the
                         Cash Value on the
                         Deduction Date

------------------------------------------------
                                                  GUARANTEED CHARGE:       $5 MONTHLY FOR THE FIRST FIVE YEARS

                            WHEN WE DEDUCT THE
         CHARGE                   CHARGE                                  AMOUNT DEDUCTED



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Lapse Protection         Not applicable           Current Charge:          No Charge
Guarantee Rider
(lifetime)

------------------------------------------------
                                                  GUARANTEED CHARGE:       NO CHARGE



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Lapse Protection         Monthly from the         Current Charge:          $10 per month
Guarantee Rider (20      unloaned portion of the
year)                    Cash Value on the
                         Deduction Date until
                         the earliest of the
                         first twenty (20)
                         Policy Years or the
                         Maturity Date

------------------------------------------------
                                                  GUARANTEED CHARGE:       $10 PER MONTH



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Maturity Extension       Not applicable           Current Charge:          No Charge
Rider (available only
if Insured's Issue Age
is between 81-85)

------------------------------------------------
                                                  GUARANTEED CHARGE:       NO CHARGE



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Specified Amount         Monthly from the         Current Charge:          Monthly Rate per $1000 of Specified
Payment Rider            unloaned portion of the                           Amount:
($1 -- Guideline Annual  Cash Value on the                                 Minimum: $0.00322(6)
Premium) (not available  Deduction Date                                    Maximum: $0.01140(7)
in NY)

------------------------------------------------
                                                  GUARANTEED CHARGE:       MONTHLY RATE PER $1000 OF SPECIFIED
                                                                           AMOUNT:
                                                                           MINIMUM: $0.00322(6)
                                                                           MAXIMUM: $0.01140(7)

------------------------------------------------
                                                  Sample Charge for a 35-  Monthly Rate per $1000 of Specified
                                                  year-old male, non-      Amount:
                                                  smoker, preferred risk   Current: $0.00442
                                                  class, with death        Guaranteed: $0.00442
                                                  benefit option 1 and a
                                                  $2,000 specified
                                                  amount:



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Spouse Term Insurance    Monthly from the         Current Charge:          Monthly Rate per $1000 of Term Amount
Rider++                  unloaned portion of the                           for the First Year of Coverage:
                         Cash Value on the                                 Minimum: $0.0571(1)
                         Deduction Date.                                   Maximum: $57.8023(2)

------------------------------------------------
                                                  GUARANTEED CHARGE:       MONTHLY RATE PER $1000 OF TERM AMOUNT
                                                                           FOR THE FIRST YEAR OF COVERAGE:
                                                                           MINIMUM: $0.0571(1)
                                                                           MAXIMUM: $77.1471(2)

------------------------------------------------
                                                  Sample Charge for a 40-  Monthly Rate per $1000 of Term Amount
                                                  year-old female, non-    for the First Year of Coverage:
                                                  smoker, elite risk       Current: $0.1283
                                                  class, with death        Guaranteed: $0.2111
                                                  benefit option 1 and a
                                                  $150,000 face amount:

                            WHEN WE DEDUCT THE
         CHARGE                   CHARGE                                  AMOUNT DEDUCTED



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Return of Premium        Monthly from the         Current Charge:          Monthly Rate per $1000 of Net Amount
Rider*                   unloaned portion of the                           At Risk the First Year of Coverage:
                         Cash Value on the                                 Minimum: $0.0571(1)
                         Deduction Date                                    Maximum: $57.8023(2)

------------------------------------------------
                                                  GUARANTEED CHARGE:       MONTHLY RATE PER $1000 OF NET AMOUNT
                                                                           AT RISK THE FIRST YEAR OF COVERAGE:
                                                                           MINIMUM: $0.0571(1)
                                                                           MAXIMUM: $77.1471(2)

------------------------------------------------
                                                  Sample Charge for a 45-  Monthly Rate per $1000 of Net Amount
                                                  year-old male, non-      At Risk the First Year of Coverage:
                                                  smoker, preferred risk   Current: $0.2333
                                                  class, with death        Guaranteed: $0.3956
                                                  benefit option 1 and a
                                                  $400,000 face amount:



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Waiver of Deduction      Monthly from the         Current Charge:          Monthly Rate per $1000 of Monthly
Amount Rider+++*         unloaned portion of the                           Deduction Amount for the First Year
                         Cash Value on the                                 of Coverage:
                         Deduction Date                                    Minimum: $0.0000(5)
                                                                           Maximum: $0.2587(6)

------------------------------------------------
                                                  GUARANTEED CHARGE:       MONTHLY RATE PER $1000 OF MONTHLY
                                                                           DEDUCTION AMOUNT FOR THE FIRST YEAR
                                                                           OF COVERAGE:
                                                                           MINIMUM: $0.0000(5)
                                                                           MAXIMUM: $0.2587(6)

------------------------------------------------
                                                  Sample Charge for a 35-  Monthly Rate per $1000 of Monthly
                                                  year-old male, non-      Deduction Amount for the First Year
                                                  smoker, preferred risk   of Coverage:
                                                  class, with death        Current: $0.0114
                                                  benefit option 1 and a   Guaranteed: $0.0114
                                                  $250,000 face amount:



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------


---------
(1) Sample charge for a 9-year-old female preferred plus underwriting class with death benefit option 1.
(2) Sample charge for an 85-year-old male, smoker, Table 10, with death benefit option 1.
(3) Sample charge for any insured with an issue age less than 30 years old regardless of sex, risk class or underwriting.
(4) Sample charge for any insured with issue ages between 60-65 years old (inclusive) regardless of sex, risk class, or underwriting.
(5) Sample charge for any insured with an issue age less than 5 years old regardless of sex, risk class or underwriting. Please note that this Rider is never free. This Rider does not offer any benefits until age 5 so there is no charge until the Insured is age 5.
(6) Sample charge for a 59-year-old smoker regardless of sex, risk class or underwriting.
(7) Sample charge for any male smoker insured with an issue age less than 23 years old regardless of underwriting.
(8)   Sample charge for a 59-year-old female nonsmoker regardless of underwriting.
# Minimum benefit amount of $25,000. Maximum limits are $100,000 for issue ages less than 26. Otherwise the maximum limit is $300,000. Rider benefit amount cannot exceed the base stated amount minimum.
+ Minimum benefit amount of $1,000. Maximum limits subject to underwriting. Rider benefit amount is subject to a $100,000 base stated amount minimum. Generally, these rates increase each year.
++ Minimum benefit amount of $50,000. Maximum limits subject to underwriting and cannot exceed the base stated amount. Rider face is subject to a $50,000 base stated amount minimum. Generally, these rates increase each year.
+++   Generally, these rates increase each year.
* There is no charge for the Rider itself, however there is an additional COI cost resulting from the Rider's application.

                            FUND CHARGES AND EXPENSES

The next tables describe the Fund fees and expenses that you will indirectly pay periodically during the time that you own the Policy. The Investment Options purchase shares of the Funds at net asset value. The net asset value already reflects the deduction of each Fund's Total Operating Expenses. Therefore you are indirectly bearing the costs of Fund expenses.

The first table below shows the minimum and maximum fees and expenses, as a percentage of average daily net assets, charged by any of the Funds as of December 31, 2007. The second table shows each Fund's fees and expenses, as a percentage of average daily net assets, as of December 31, 2007, unless otherwise noted. This information was provided by the Funds and we have not independently verified it. More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                                         MINIMUM    MAXIMUM
                                                                         -------    -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, and
  other expenses)                                                         0.16%      5.66%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
FUND                                  FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
----                              ---------- ------------ -------- ------------------ --------- --------------- ---------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
  American Funds Global Growth
     Fund........................    0.53%       0.25%      0.02%           --          0.80%          --          0.80%
  American Funds Growth Fund.....    0.32%       0.25%      0.01%           --          0.58%          --          0.58%
  American Funds Growth-Income
     Fund........................    0.26%       0.25%      0.01%           --          0.52%          --          0.52%
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS
  Contrafund(R)
     Portfolio -- Service Class..    0.56%       0.10%      0.09%           --          0.75%          --          0.75%
  Equity-Income
     Portfolio -- Initial
     Class+......................    0.46%         --       0.09%           --          0.55%          --          0.55%
  High Income
     Portfolio -- Initial
     Class+......................    0.57%         --       0.11%           --          0.68%          --          0.68%
  Mid Cap Portfolio -- Service
     Class 2.....................    0.56%       0.25%      0.10%           --          0.91%          --          0.91%
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
  Franklin Small-Mid Cap Growth
     Securities Fund+............    0.47%       0.25%      0.28%         0.01%         1.01%        0.01%         1.00%(1)
  Templeton Foreign Securities
     Fund........................    0.63%       0.25%      0.14%         0.02%         1.04%        0.02%         1.02%(1)
GOLDMAN SACHS VARIABLE INSURANCE
  TRUST -- INSTITUTIONAL SHARES
  Goldman Sachs Capital Growth
     Fund........................    0.75%         --       0.11%           --          0.86%          --          0.86%
JANUS ASPEN SERIES -- SERVICE
  SHARES
  Global Technology Portfolio+...    0.64%       0.25%      0.18%         0.01%         1.08%          --          1.08%
  Mid Cap Growth Portfolio.......    0.64%       0.25%      0.04%           --          0.93%          --          0.93%
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable
     Aggressive Growth
     Portfolio -- Class I++......    0.75%         --       0.07%           --          0.82%          --          0.82%(2)
  Legg Mason Partners Variable
     Capital and Income
     Portfolio -- Class II.......    0.75%       0.25%      0.13%           --          1.13%          --          1.13%
  Legg Mason Partners Variable
     Capital Portfolio...........    0.75%       0.25%      0.11%           --          1.11%          --          1.11%(2)
  Legg Mason Partners Variable
     Equity Index
     Portfolio -- Class I........    0.31%         --       0.08%           --          0.39%          --          0.39%(2)
  Legg Mason Partners Variable
     Fundamental Value
     Portfolio -- Class I........    0.75%         --       0.08%           --          0.83%          --          0.83%(2)
  Legg Mason Partners Variable
     International All Cap
     Opportunity Portfolio+++....    0.85%         --       0.26%           --          1.11%          --          1.11%(2)
  Legg Mason Partners Variable
     Investors Portfolio -- Class
     I+..........................    0.62%         --       0.14%           --          0.76%          --          0.76%(2)
  Legg Mason Partners Variable
     Large Cap Growth
     Portfolio -- Class I++......    0.75%         --       0.15%           --          0.90%          --          0.90%(3)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
FUND                                  FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
----                              ---------- ------------ -------- ------------------ --------- --------------- ---------------
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
  Legg Mason Partners Variable
     High Income Portfolio++.....    0.60%         --       0.15%           --          0.75%          --          0.75%(2)
MET INVESTORS SERIES TRUST
  Clarion Global Real Estate
     Portfolio -- Class A........    0.61%         --       0.04%           --          0.65%          --          0.65%
  Janus Forty Portfolio -- Class
     A...........................    0.65%         --       0.05%           --          0.70%          --          0.70%
  Legg Mason Partners Managed
     Assets Portfolio -- Class
     A...........................    0.50%         --       0.12%           --          0.62%          --          0.62%
  Lord Abbett Bond Debenture
     Portfolio -- Class A........    0.49%         --       0.05%           --          0.54%          --          0.54%
  Lord Abbett Growth and Income
     Portfolio -- Class B........    0.49%       0.25%      0.03%           --          0.77%          --          0.77%
  Met/AIM Capital Appreciation
     Portfolio -- Class A........    0.76%         --       0.10%           --          0.86%          --          0.86%
  Met/AIM Small Cap Growth
     Portfolio -- Class A........    0.86%         --       0.06%           --          0.92%          --          0.92%
  MFS(R) Emerging Markets Equity
     Portfolio -- Class A+.......    1.00%         --       0.25%           --          1.25%          --          1.25%(4)
  MFS(R) Emerging Markets Equity
     Portfolio -- Class B........    1.00%       0.25%      0.27%           --          1.52%          --          1.52%( 4)
  MFS(R) Research International
     Portfolio -- Class B+.......    0.70%       0.25%      0.09%           --          1.04%          --          1.04%
  Oppenheimer Capital
     Appreciation
     Portfolio -- Class A+.......    0.58%         --       0.04%           --          0.62%          --          0.62%
  PIMCO Inflation Protected Bond
     Portfolio -- Class A........    0.50%         --       0.05%           --          0.55%          --          0.55%
  Pioneer Fund Portfolio -- Class
     A...........................    0.75%         --       0.23%           --          0.98%          --          0.98%(5)
  Pioneer Strategic Income
     Portfolio -- Class A........    0.60%         --       0.09%           --          0.69%          --          0.69%(6)
  Third Avenue Small Cap Value
     Portfolio -- Class B........    0.73%       0.25%      0.03%           --          1.01%          --          1.01%
  Van Kampen Mid Cap Growth
     Portfolio -- Class B+.......    0.70%       0.25%      0.18%           --          1.13%          --          1.13%
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth
     Portfolio -- Class D........    0.71%       0.10%      0.05%           --          0.86%          --          0.86%
  BlackRock Diversified
     Portfolio -- Class A+.......    0.44%         --       0.06%           --          0.50%          --          0.50%
  BlackRock Money Market
     Portfolio -- Class A........    0.33%         --       0.07%           --          0.40%        0.01%         0.39%(7)
  Davis Venture Value
     Portfolio -- Class A........    0.69%         --       0.04%           --          0.73%          --          0.73%
  FI Large Cap Portfolio -- Class
     A...........................    0.77%         --       0.07%           --          0.84%          --          0.84%
  FI Value Leaders
     Portfolio -- Class D........    0.64%       0.10%      0.07%           --          0.81%          --          0.81%
  Jennison Growth
     Portfolio -- Class A+.......    0.63%         --       0.04%           --          0.67%          --          0.67%
  MetLife Conservative Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.05%         0.59%         0.99%        0.05%         0.94%(8)
  MetLife Conservative to
     Moderate Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.01%         0.64%         1.00%        0.01%         0.99%(8)
  MetLife Moderate Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.67%         1.01%          --          1.01%(8)
  MetLife Moderate to Aggressive
     Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.70%         1.04%          --          1.04%(8)
  MetLife Aggressive Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.04%         0.73%         1.12%        0.04%         1.08%(8)
  MetLife Stock Index
     Portfolio -- Class A+.......    0.25%         --       0.04%           --          0.29%        0.01%         0.28%(9)
  MFS(R) Total Return
     Portfolio -- Class F........    0.53%       0.20%      0.05%           --          0.78%          --          0.78%

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
FUND                                  FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
----                              ---------- ------------ -------- ------------------ --------- --------------- ---------------
  MFS(R) Value Portfolio -- Class
     A...........................    0.72%         --       0.05%           --          0.77%        0.07%         0.70%(10)
  Oppenheimer Global Equity
     Portfolio -- Class A+.......    0.51%         --       0.10%           --          0.61%          --          0.61%(11)
  Oppenheimer Global Equity
     Portfolio -- Class B+.......    0.51%       0.25%      0.10%           --          0.86%          --          0.86%(11)
  Russell 2000(R) Index
     Portfolio -- Class A........    0.25%         --       0.07%         0.01%         0.33%        0.01%         0.32%(9)
  T. Rowe Price Large Cap Growth
     Portfolio -- Class B........    0.60%       0.25%      0.07%           --          0.92%          --          0.92%
  T. Rowe Price Small Cap Growth
     Portfolio -- Class B........    0.51%       0.25%      0.08%           --          0.84%          --          0.84%
  Western Asset Management U.S.
     Government
     Portfolio -- Class A........    0.49%         --       0.05%           --          0.54%          --          0.54%
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
  Total Return Portfolio.........    0.25%         --       0.58%           --          0.83%          --          0.83%
PIONEER VARIABLE CONTRACTS
  TRUST -- CLASS II
  Pioneer Mid Cap Value VCT
     Portfolio...................    0.65%       0.25%      0.06%           --          0.96%          --          0.96%
THE MERGER FUND VL
  The Merger Fund VL.............    1.25%         --       4.41%           --          5.66%        4.26%         1.40%(12)
VAN KAMPEN LIFE INVESTMENT
  TRUST -- CLASS II
  Comstock Portfolio.............    0.56%       0.25%      0.03%           --          0.84%          --          0.84%
VANGUARD(R) VARIABLE INSURANCE
  FUND
  Mid-Cap Index Portfolio........    0.20%         --       0.04%           --          0.24%          --          0.24%
  Total Stock Market Index
     Portfolio...................    0.12%         --       0.04%           --          0.16%          --          0.16%


---------
* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
+ Not available under all Policies. Availability depends on Policy issue date.
++ Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2007.
(1) The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the Sweep Money Fund which is the "acquired fund" in this case) to the extent of the Fund's fees and expenses of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon.
(2) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.
(3) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward. Due to contractual waivers and/or reimbursements in place through March 1, 2009, the Portfolio's actual total net operating expenses, excluding brokerage, taxes, interest and extraordinary expenses, are not expected to exceed 0.78% prior to that date.
(4) On April 28, 2008, the Class 2 shares of the Templeton Developing Markets Securities Fund held by owners of Policies issued prior to May 3, 2004 were substituted for Class A shares of the MFS Emerging Markets Equity Portfolio. The Class 2 shares of the Templeton Developing Markets Securities Fund held by owners of Policies issued on or after May 3, 2004 were substituted for Class B shares of the MFS Emerging Markets Equity Portfolio.
(5) Other Expenses have been restated to reflect a change in the Transfer Agent fee schedule as if fees had been in effect during the previous fiscal year.
(6) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the preceding fiscal year.
(7) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million.
(8) The Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Metropolitan Series Fund, Inc. and the Met Investors Series Trust. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to waive fees or pay all expenses (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) so as to limit the net operating expenses of the Portfolio (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) to 0.10% for the Class A shares, 0.35% for the Class B shares and 0.25% for the Class E shares.
(9) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to 0.243%.
(10) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion.
(11) On April 28, 2008, the Service Class shares of the Janus Aspen Series Worldwide Growth Portfolio held by owners of Policies issued prior to May 1, 2001 were substituted for Class A shares of the Oppenheimer Global Equity Portfolio. The Service Class shares of the Janus Aspen Series Worldwide Growth Portfolio held by owners of Policies issued on or after May 1, 2001 were substituted for Class B shares of the Oppenheimer Global Equity Portfolio.
(12) The Adviser has contractually agreed to absorb expenses of the Fund and/or waive fees due to the Adviser in order to ensure that total Fund operating expenses, excluding dividends on short positions and interest expense, on an annual basis do not exceed 1.40%. This contract expires July 1, 2013.


                           DESCRIPTION OF THE COMPANY,

                           SEPARATE ACCOUNT AND FUNDS

--------------------------------------------------------------------------------

                              THE INSURANCE COMPANY

METLIFE INSURANCE COMPANY OF CONNECTICUT is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, 185 Asylum Street, Hartford, Connecticut 06103-3415.

The Company is subject to Connecticut law governing insurance companies and is regulated by the Connecticut Commissioner of Insurance. The Company files an annual statement in a prescribed form with the Commissioner that covers the operations of the Company for the preceding year and its financial condition as of the end of such year. The Company's books and assets are subject to review or examination by the Commissioner, and a full examination of its operations is conducted at least once every four years. In addition, the Company is subject to the insurance laws and regulations of any jurisdiction in which it sells its insurance Policies, as well as to various federal and state securities laws and regulations.

                 THE SEPARATE ACCOUNT AND THE INVESTMENT OPTIONS

Under Connecticut law, MetLife Insurance Company of Connecticut sponsors the Separate Account. Separate accounts are primarily designed to keep policy assets separate from other company assets. Premium payments that you invest in the Investment Options are deposited in the Separate Account. The income, gains, and losses are credited to, or charged against the Separate Account without regard to the income, gains or losses from any other Investment Option or from any other business of the Company.

Effective October 13, 2008, the Company combined MetLife of CT Fund UL II for Variable Life Insurance, (the "Former Separate Account") with and into the Separate Account. In connection with the combination of the Former Separate Account with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account.

The Combination does not affect Policy owners in any way. There are no changes in our obligations or your rights and benefits under the Policy. Your Cash Value is not affected by the Combination and no charges have been or will be imposed in connection therewith. The Investment Options available under your Policy have not changed. Your Cash Value is allocated to the same Investment Options (with the same Accumulation Unit Values) as it was before the Combination. The Combination does not result in any federal income tax consequences to you.

The Separate Account is divided into the various Investment Options to which you allocate your Premium Payments. Each Investment Option uses its assets to purchase shares of a corresponding Fund of the same name. The Separate Account purchases shares of the Funds at net asset value (i.e., without a sales charge) and receives all dividends and capital gains distributions from each Fund, and reinvests in additional shares of that Fund. Finally, the assets of the Separate Account may not be used to pay any liabilities of the insurance Company other than those arising from the Policies, and the insurance Company is obligated to pay all amounts promised to Policy Owners under the Policies. Any amount of the Death Benefit that exceeds the Policy's Cash Value is paid from the Company's General Account. Death Benefit amounts paid from the General Account are subject to the claims-paying ability of the Company.

                                    THE FUNDS

The Funds offered through this Policy are listed below. From time to time we may make new Funds available. Some Funds may not be available in certain states. Each Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Funds are not publicly traded and are offered only through variable annuity contracts, variable life insurance products, and maybe in some instances, certain retirement plans. They are not the same retail mutual funds as those offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar, and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Fund.

We select the Funds offered through this Policy based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Fund's adviser or subadviser is one of our affiliates or whether the Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Funds periodically and may remove a Fund or limit its availability to new Premiums and/or transfers of Cash Value if we determine that the Fund no longer meets one or more of the selection criteria, and/or if the Fund has not attracted significant allocations from Policy owners. In some cases, we have included Funds based on recommendations made by broker-dealer firms. These broker-dealer firms may receive payments from the Funds they recommend and may benefit accordingly from the allocation of Cash Value to such Funds.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR FUND. YOU BEAR THE RISK OF ANY DECLINE IN THE CASH VALUE OF YOUR POLICY RESULTING FROM THE PERFORMANCE OF THE FUNDS YOU HAVE CHOSEN.

If investment in the Funds or a particular Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Policy, or for any other reason in our sole discretion, we may substitute another Fund or Funds without your consent. The substituted Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Premiums, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Funds to allocations of Premiums or Cash Value, or both, at any time in our sole discretion.

In certain circumstances, the Company's ability to remove or replace a Fund may be limited by the terms of a five-year agreement between MetLife, Inc. (MetLife) and Legg Mason, Inc. (Legg Mason) relating to the use of certain Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which the Company can remove a Fund, which, in some cases, may differ from the Company's own selection criteria. In addition, during the term of the agreement, subject to the Company's fiduciary and other legal duties, the Company is generally obligated in the first instance to consider Funds advised by Legg Mason affiliates in seeking to make a substitution for a Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife and certain affiliates of Citigroup Inc. (Citigroup) as part of MetLife's acquisition of The Travelers Insurance Company and The Travelers Life and Annuity Company (now MetLife Insurance Company of Connecticut) from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason. The agreement also obligates Legg Mason to continue making payments to us with respect to the Funds advised by Legg Mason affiliates, on the same terms provided for in administrative service agreements between Citigroup's asset management affiliates and the Travelers insurance companies that predated the acquisition.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory LLC) or subadviser of a Fund, or its affiliates, may make payments to the Company and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing, and support services with respect to the Policies and, in the Company's role as an intermediary, with respect to the Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Fund assets. Policy Owners, through their indirect investment in the Funds, bear the costs of these advisory fees (see the Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Funds attributable to the Policies and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to .50%.

Additionally, an investment adviser or subadviser of a Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Policies and may pay the Company and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Policies.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Fund. The Company will benefit accordingly from assets allocated to the Funds to the extent they result in profits to the advisers. (See "Fee Table -- Fund Fees and Expenses" for information on the management fees paid by the Funds and the Statement of Additional Information for the Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. A Fund's 12b-1 Plan, if any, is described in more detail in the Fund's prospectus. (See "Fee Table -- Fund Fees and Expenses" and "Distribution & Compensation.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under a Fund's 12b-1 Plan decrease the Fund's investment return.

We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "Distribution and Compensation.")

Each Fund has different investment objectives and risks. The Fund prospectuses contain more detailed information on each Fund's investment strategy, investment advisers and its fees. YOU MAY OBTAIN A FUND PROSPECTUS BY CALLING 1-800-334-4298 OR THROUGH YOUR INSURANCE AGENT. We do not guarantee the investment results of the Funds.

The current variable funding options are listed below, along with their investment advisers and any subadviser:

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
American Funds Global Growth Fund  Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth Fund         Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth-Income Fund  Seeks both capital appreciation    Capital Research and Management
                                   and income.                        Company
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS
Contrafund(R)                      Seeks long-term capital            Fidelity Management & Research
  Portfolio -- Service Class       appreciation.                      Company

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Equity-Income                      Seeks reasonable income. The fund  Fidelity Management & Research
  Portfolio -- Initial Class+      will also consider the potential   Company
                                   for capital appreciation. The
                                   fund's goal is to achieve a yield
                                   which exceeds the composite yield
                                   on the securities comprising the
                                   Standard & Poor's(SM) Index (S&P
                                   500(R)).
High Income Portfolio -- Initial   Seeks high current income and may  Fidelity Management & Research
  Class+                           also seek capital appreciation.    Company
Mid Cap Portfolio -- Service       Seeks long-term growth of          Fidelity Management & Research
  Class 2                          capital.                           Company
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
Franklin Small-Mid Cap Growth      Seeks long-term capital growth.    Franklin Advisers, Inc.
  Securities Fund+
Templeton Foreign Securities Fund  Seeks long-term capital growth.    Templeton Investment Counsel, LLC
                                                                      Subadviser: Franklin Templeton
                                                                      Investment Management Limited
GOLDMAN SACHS VARIABLE INSURANCE
  TRUST -- INSTITUTIONAL SHARES
Goldman Sachs Capital Growth Fund  Seeks long-term growth of          Goldman Sachs Asset Management,
                                   capital.                           L.P.
JANUS ASPEN SERIES -- SERVICE
  SHARES
Global Technology Portfolio+       Seeks long-term capital growth.    Janus Capital Management LLC
Mid Cap Growth Portfolio           Seeks long-term growth of          Janus Capital Management LLC
                                   capital.
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
Legg Mason Partners Variable       Seeks capital appreciation.        Legg Mason Partners Fund Advisor,
  Aggressive Growth                                                   LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks total return (that is, a     Legg Mason Partners Fund Advisor,
  Capital and Income               combination of income and long-    LLC
  Portfolio -- Class II            term capital appreciation).        Subadvisers: Western Asset
                                                                      Management Company; ClearBridge
                                                                      Advisors, LLC; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable       Seeks capital appreciation         Legg Mason Partners Fund Advisor,
  Capital Portfolio                through investment in securities   LLC
                                   which the portfolio managers       Subadviser: ClearBridge Advisors,
                                   believe have above-average         LLC
                                   capital appreciation potential.
Legg Mason Partners Variable       Seeks investment results that,     Legg Mason Partners Fund Advisor,
  Equity Index Portfolio -- Class  before expenses, correspond to     LLC
  I                                the price and yield performance    Subadviser: Batterymarch
                                   of the S&P 500(R) Index. The       Financial Management, Inc.
                                   Portfolio will hold substantially
                                   all of the stocks in the S&P 500
                                   Index, with comparable economic
                                   sector weightings, market
                                   capitalizations and liquidity.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Legg Mason Partners Variable       Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
  Fundamental Value                Current income is a secondary      LLC
  Portfolio -- Class I             consideration.                     Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks total return on assets from  Legg Mason Partners Fund Advisor,
  International All Cap            growth of capital and income.      LLC
  Opportunity Portfolio+                                              Subadviser: Global Currents
                                                                      Investment Management, LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Investors Portfolio -- Class I+  capital. Current income is a       LLC
                                   secondary objective.               Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Large Cap Growth                 capital.                           LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
Legg Mason Partners Variable High  Seeks high current income.         Legg Mason Partners Fund Advisor,
  Income Portfolio                 Secondarily, seeks capital         LLC
                                   appreciation.                      Subadvisers: Western Asset
                                                                      Management Company; Western Asset
                                                                      Management Company Limited
MET INVESTORS SERIES TRUST
Clarion Global Real Estate         Seeks to provide total return      Met Investors Advisory LLC
  Portfolio -- Class A             through investment in real estate  Subadviser: Neuberger Berman
                                   securities, emphasizing both       Management, Inc.
                                   capital appreciation and current
                                   income.
Janus Forty Portfolio -- Class A   Seeks capital appreciation.        Met Investors Advisory LLC
                                                                      Subadviser: Janus Capital
                                                                      Management LLC
Legg Mason Partners Managed        Seeks high total return.           Met Investors Advisory LLC
  Assets Portfolio -- Class A                                         Subadvisers: Batterymarch
                                                                      Financial Management, Inc.;
                                                                      Western Asset Management Company;
                                                                      ClearBridge Advisors, LLC; Legg
                                                                      Mason Global Asset Allocation,
                                                                      LLC.
Lord Abbett Bond Debenture         Seeks high current income and the  Met Investors Advisory LLC
  Portfolio -- Class A             opportunity for capital            Subadviser: Lord, Abbett & Co.
                                   appreciation to produce a high     LLC
                                   total return.
Lord Abbett Growth and Income      Seeks long-term growth of capital  Met Investors Advisory LLC
  Portfolio -- Class B             and income without excessive       Subadviser: Lord, Abbett & Co.
                                   fluctuation in market value.       LLC
Met/AIM Capital Appreciation       Seeks capital appreciation.        Met Investors Advisory LLC
  Portfolio -- Class A                                                Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
Met/AIM Small Cap Growth           Seeks long-term growth of          Met Investors Advisory LLC
  Portfolio -- Class A             capital.                           Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
MFS(R) Emerging Markets Equity     Seeks capital appreciation.        Met Investors Advisory LLC
  Portfolio -- Class A+                                               Subadviser: Massachusetts
                                                                      Financial Services Company

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
MFS(R) Emerging Markets Equity     Seeks capital appreciation.        Met Investors Advisory LLC
  Portfolio -- Class B                                                Subadviser: Massachusetts
                                                                      Financial Services Company
MFS(R) Research International      Seeks capital appreciation.        Met Investors Advisory LLC
  Portfolio -- Class B+                                               Subadviser: Massachusetts
                                                                      Financial Services Company
Oppenheimer Capital Appreciation   Seeks capital appreciation.        Met Investors Advisory LLC
  Portfolio -- Class A+                                               Subadviser: OppenheimerFunds,
                                                                      Inc.
PIMCO Inflation Protected Bond     Seeks to provide maximum real      Met Investors Advisory LLC
  Portfolio -- Class A             return, consistent with            Subadviser: Pacific Investment
                                   preservation of capital and        Management Company LLC
                                   prudent investment management.
Pioneer Fund Portfolio -- Class A  Seeks reasonable income and        Met Investors Advisory LLC
                                   capital growth.                    Subadviser: Pioneer Investments
                                                                      Management, Inc.
Pioneer Strategic Income           Seeks a high level of current      Met Investors Advisory LLC
  Portfolio -- Class A             income.                            Subadviser: Pioneer Investments
                                                                      Management, Inc.
Third Avenue Small Cap Value       Seeks long-term capital            Met Investors Advisory LLC
  Portfolio -- Class B             appreciation.                      Subadviser: Third Avenue
                                                                      Management LLC
Van Kampen Mid Cap Growth          Seeks capital appreciation.        Met Investors Advisory LLC
  Portfolio -- Class B+                                               Subadviser: Morgan Stanley
                                                                      Investment, Inc. (d/b/a Van
                                                                      Kampen)
METROPOLITAN SERIES FUND, INC.
BlackRock Aggressive Growth        Seeks maximum capital              MetLife Advisers, LLC
  Portfolio -- Class D             appreciation.                      Subadviser: BlackRock Advisors,
                                                                      LLC
BlackRock Diversified              Seeks high total return while      MetLife Advisers, LLC
  Portfolio -- Class A+            attempting to limit investment     Subadviser: BlackRock Advisors,
                                   risk and preserve capital.         LLC
BlackRock Money Market             Seeks a high level of current      MetLife Advisers, LLC
  Portfolio -- Class A             income consistent with             Subadviser: BlackRock Advisors,
                                   preservation of capital.           LLC
Davis Venture Value                Seeks growth of capital.           MetLife Advisers, LLC
  Portfolio -- Class A                                                Subadviser: Davis Selected
                                                                      Advisers, L.P.
FI Large Cap Portfolio -- Class A  Seeks long-term growth of          MetLife Advisers, LLC
                                   capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
FI Value Leaders                   Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class D             capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
Jennison Growth                    Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class A+            capital.                           Subadviser: Jennison Associates
                                                                      LLC
MetLife Conservative Allocation    Seeks high level of current        MetLife Advisers, LLC
  Portfolio -- Class B             income, with growth of capital as
                                   a secondary objective.
MetLife Conservative to Moderate   Seeks high total return in the     MetLife Advisers, LLC
  Allocation Portfolio -- Class B  form of income and growth of capital, with a greater emphasis
                                   on income.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
MetLife Moderate Allocation        Seeks a balance between a high     MetLife Advisers, LLC
  Portfolio -- Class B             level of current income and
                                   growth of capital, with a greater
                                   emphasis on growth of capital.
MetLife Moderate to Aggressive     Seeks growth of capital.           MetLife Advisers, LLC
  Allocation Portfolio -- Class B
MetLife Aggressive Allocation      Seeks growth of capital.           MetLife Advisers, LLC
  Portfolio -- Class B
MetLife Stock Index                Seeks to equal the performance of  MetLife Advisers, LLC
  Portfolio -- Class A+            the Standard & Poor's 500(R)       Subadviser: MetLife Investment
                                   Composite Stock Price Index.       Advisors Company, LLC
MFS(R) Total Return                Seeks a favorable total return     MetLife Advisers, LLC
  Portfolio -- Class F             through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
MFS(R) Value Portfolio -- Class A  Seeks capital appreciation and     MetLife Advisers, LLC
                                   reasonable income.                 Subadviser: Massachusetts
                                                                      Financial Services Company
Oppenheimer Global Equity          Seeks capital appreciation.        MetLife Advisers, LLC
  Portfolio -- Class A+                                               Subadviser: OppenheimerFunds,
                                                                      Inc.
Oppenheimer Global Equity          Seeks capital appreciation.        MetLife Advisers, LLC
  Portfolio -- Class B+                                               Subadviser: OppenheimerFunds,
                                                                      Inc.
Russell 2000(R) Index              Seeks to equal the return of the   MetLife Advisers, LLC
  Portfolio -- Class A             Russell 2000(R) Index.             Subadviser: MetLife Investment
                                                                      Advisors Company, LLC
T. Rowe Price Large Cap Growth     Seeks long-term growth of capital  MetLife Advisers, LLC
  Portfolio -- Class B             and, secondarily, dividend         Subadviser: T. Rowe Price
                                   income.                            Associates, Inc.
T. Rowe Price Small Cap Growth     Seeks long-term capital growth.    MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: T. Rowe Price
                                                                      Associates, Inc.
Western Asset Management U.S.      Seeks to maximize total return     MetLife Advisers, LLC
  Government Portfolio -- Class A  consistent with preservation of    Subadviser: Western Asset
                                   capital and maintenance of         Management Company
                                   liquidity.
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
Total Return Portfolio             Seeks maximum total return,        Pacific Investment Management
                                   consistent with preservation of    Company LLC
                                   capital and prudent investment
                                   management.
PIONEER VARIABLE CONTRACTS
  TRUST -- CLASS II
Pioneer Mid Cap Value VCT          Seeks capital appreciation by      Pioneer Investment Management,
  Portfolio                        investing in a diversified         Inc.
                                   portfolio of securities
                                   consisting primarily of common
                                   stocks.
THE MERGER FUND VL
The Merger Fund VL                 Seeks to achieve capital growth    Westchester Capital Management,
                                   by engaging in merger arbitrage.   Inc.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
VAN KAMPEN LIFE INVESTMENT
  TRUST -- CLASS II
Comstock Portfolio                 Seeks capital growth and income    Van Kampen Asset Management
                                   through investments in equity
                                   securities, including common
                                   stocks, preferred stocks and
                                   securities convertible into
                                   common and preferred stocks.
VANGUARD(R) VARIABLE INSURANCE
  FUND
Mid-Cap Index Portfolio            Seeks to track the performance of  Vanguard Quantitative Equity
                                   a benchmark index that measures    Group
                                   the investment return of mid-cap
                                   stocks.
Total Stock Market Index           Seeks to track the performance of  Vanguard Quantitative Equity
  Portfolio                        a benchmark index that measures    Group
                                   the investment return of the
                                   overall stock market.


---------
+ Not available under all Policies. Availability depends on Policy issue date.


Certain closed Funds have been subject to a merger, substitution or other change. Please see Appendix B "Additional Information Regarding Funds" for more information.

                                  VOTING RIGHTS

The Company is the legal owner of Fund shares. However, we believe that when a Fund solicits proxies in conjunction with a vote of shareholders, we are required to obtain instructions on how to vote Fund shares from Policy Owners who have chosen the corresponding Investment Option. Accordingly, we will send you proxy materials and voting instructions. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Policy Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of Policy Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next semi-annual or annual report to Policy Owners.

                              CONFLICTS OF INTEREST

The Funds may also be available to separate accounts offering variable annuity and variable life products of other affiliated and unaffiliated insurance companies, as well as to Qualified Plans. Due to differences in redemption rates, tax treatment or other considerations, the interests of various shareholders participating in a Fund could conflict. Each will be monitored for the existence of any material conflicts by its Board of Directors to determine what action, if any, should be taken. The prospectuses for the Funds have more details.

                                THE FIXED ACCOUNT
                      (MAY NOT BE AVAILABLE IN ALL STATES)

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

You may allocate some of your Net Premium Payments and transfer some of your Cash Value to the Fixed Account (subject to certain restrictions -- see "Transfers"). We credit the portion of Cash Value allocated to the Fixed Account with interest at not less than 3% per year. Any interest credited to amounts allocated to the Fixed Account in excess of 3% per year will be determined at our sole discretion and declared at the beginning of each calendar quarter and guaranteed only for that quarter. The interest rate will be included in your quarterly statements.

Under the Fixed Account, which is part of the Company's General Account, we assume the risk of investment gain or loss and guarantee a specified interest rate. The investment gain or loss of the Separate Account, the Investment Options or the Funds does not affect the Fixed Account portion of the Policy Owner's Cash Value. The Fixed Account will not share in the investment performance of our General Account.

                          POLICY CHARGES AND DEDUCTIONS

--------------------------------------------------------------------------------

We deduct the charges described below. The charges are for services and benefits we provide, costs and expenses we incur, and risks we assume under the Policies. The amount of a charge may not exactly correspond to the costs associated with providing the services or benefits indicated by the designated charge. We also may realize a profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expense charges.

The SERVICES AND BENEFITS we provide include:

     - the ability for you to make withdrawals and surrenders under the Policies

     -    the ability for you to obtain a loan under the Policies

     -    the Death Benefit paid on the death of the Insured

     - making available a variety of Investment Options and related programs (including dollar cost averaging and portfolio rebalancing)

     - administration of the various elective options available under the Policies; and

     -    the distribution of various reports to Policy Owners.

The COSTS AND EXPENSES we incur include:

     - expenses associated with underwriting applications, increases in the Stated Amount, and Riders

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Policies

     - sales and marketing expenses including commission payments to your sales agent; and

     -    other costs of doing business.

RISKS we assume include:

     - that the Insured may live for a shorter period of time than estimated resulting in the payment of greater Death Benefits than expected; and

     - that the costs of providing the services and benefits under the Policies will exceed the charges deducted.

                             CHARGES AGAINST PREMIUM

We deduct certain charges from each Premium Payment you make before we allocate that Premium Payment (NET PREMIUM PAYMENT) among the Investment Options and the Fixed Account.

     - Front-End Sales Expense Charge: We deduct a front-end sales charge of 1.50% OF EACH PREMIUM PAYMENT. This charge helps us defray our costs for sales and marketing expenses, including commission payments to your sales agent.

     - Premium Tax Charge: We deduct a charge of 2.25% OF EACH PREMIUM PAYMENT for state premium taxes that we currently expect to pay. These taxes vary from state to state and currently range from 0.75% to 5.00%. Because there is a range of premium taxes, a Policy Owner may pay a premium charge that is higher or lower than the premium tax actually assessed or not assessed against the Company in his or her jurisdiction.

     - Federal Deferred Acquisition Cost Charge: We deduct a charge of 1.25% OF EACH PREMIUM PAYMENT to compensate the Company for expenses associated with its federal income tax liability relating to its receipt of premium.

                           CHARGES AGAINST CASH VALUE

MONTHLY DEDUCTION AMOUNT: Several charges are combined in the Monthly Deduction Amount, which we deduct pro rata from each of the Investment Option's values attributable to the Policy and the Fixed Account, (unless you select the ALLOCATED CHARGES OPTION - see below). We deduct the amount on the first day of each Policy Month (the DEDUCTION DATE). The dollar amount of the Monthly Deduction Amount will vary from month to month. The Monthly Deduction Amount consists of (1) the Cost of Insurance Charge, (2) the Policy Administrative Expense Charge and (3) charges for any Riders. These are described below.

     - COST OF INSURANCE CHARGE: The cost of insurance charge is the primary charge under your Policy for the Death Benefit we provide you. Like other policy charges, we may profit from the cost of insurance charge and may use these profits for any lawful purpose such as the payment of distribution and administrative expenses. The amount of the cost of insurance charge depends on: (1) the Net Amount At Risk and (2) the cost of insurance rate. Generally, the cost of insurance rate increases each year.

     - There are maximum or GUARANTEED COST OF INSURANCE RATES associated with your Policy that are shown on the Policy Summary page of your Policy. The guaranteed rates are based on the 1980 Commissioners Standard Ordinary Mortality Tables or the 1980 Commissioners Ordinary Mortality Table B, which are used for unisex cost of insurance rates. The rates are also based on the age, gender and risk class of the Insured.

     - The CURRENT COST OF INSURANCE RATES are based on the age, risk class and gender (unless unisex rates are required) of the Insured. The current rates are lower than the guaranteed rates and they will never exceed the guaranteed rates in the future. We will base any future changes in these rates only on our future expectations as to mortality, expenses and persistency. Nothing in the Policy will be affected by our actual mortality and expenses experienced under Policies issued. We will determine the current rates for the Initial Stated Amount and for each increase to the Stated Amount at the start of each Policy Year and will guarantee them for that Policy Year. Any change that we make in the current rates will be on a uniform basis for insureds of the same age, sex, duration and rate class.

     - POLICY ADMINISTRATIVE EXPENSE CHARGE: This per thousand charge applies for the first three (3) Policy Years and also applies to increases in the Stated Amount (excluding increases due to the Cost of Living Adjustment Rider and increases in Stated Amounts due to Death Benefit option changes). The amount varies by issue age and will be stated in the Policy. In addition, there is a $6.00 monthly charge until the Maturity Date for Stated Amounts less than $100,000.

     - CHARGES FOR RIDERS: The Company will include a supplemental benefits charge in the Monthly Deduction Amount if you have elected any Riders for which there is a charge. The amount of this charge will vary depending upon the actual Rider selected.

ALLOCATED CHARGES OPTION (ACO): You may elect in writing to have us deduct the Monthly Deduction Amount from specified Funds and the Fixed Account rather than from all Funds on a pro rata basis. You may select a maximum of five Funds (including the Fixed Account) to deduct the Monthly Deduction Amount from and you must designate the applicable amount from each specified fund in a whole percentage. In any given month if the value of any specified Fund is insufficient to support its share of the Monthly Deduction Amount, the Monthly Deduction Amount will be taken pro-rata from all Funds.

To elect ACO, you must complete our ACO election form and send it to us. We may modify, suspend or terminate ACO at anytime without prior notification.

SURRENDER CHARGES: A Policy surrendered for all or a portion of its Cash Value during the first ten (10) Policy Years and for the first ten (10) Policy Years after an increase in Stated Amount is subject to a surrender charge. However, we will not assess a surrender charge on the amount of the increase in Stated Amount on surrenders made within ten (10) Policy Years following an increase in Stated Amount pursuant to a Cost of Living Adjustment Rider or in changing the Death Benefit option. The surrender charge is a per thousand of Stated Amount charge that varies by original issue age and increases with the issue age of the Insured.

The surrender charge decreases by 10% each year over the ten (10) year period. For example, for a 45-year-old with a Stated Amount of $150,000, the charge in the first year is $7.18 for each $1,000 of Stated Amount, or $1,077. The charge decreases 10%, or approximately $0.72, each year, so in the fifth year, it is $4.31 for each $1,000 of Stated Amount, or $646.50; in the tenth year, it is $0.72 for each $1,000, or $108.

POLICY YEAR    CHARGE ($)    POLICY YEAR    CHARGE ($)
-----------    ----------    -----------    ----------
     1          $1,077.00          6          $538.50
     2             969.00          7           430.50
     3             861.00          8           322.50
     4             754.00          9           216.00
     5             646.50         10           108.00


The minimum PARTIAL SURRENDER amount is $500. If you request a partial surrender, the Death Benefit, Amount Insured and Cash Value will be reduced by the amount surrendered, including any surrender charges. The deduction from the Cash Value will be made on a pro-rata basis against the Cash Value of each Investment Option unless you request otherwise in writing. The portion of the Cash Value deducted from the Fixed Account is based on the proportion of the Fixed Account value relative to the Cash Value of the Policy as of the date we receive your request. A deduction greater than this proportionate amount is not permitted. Certain surrenders may result in taxable income and tax penalties. (For additional information please see the Policy Summary and the Fee Tables in this prospectus.)

DECREASES IN THE STATED AMOUNT OF INSURANCE. You may request a decrease in the Stated Amount after the second Policy Year. The decrease will be effective on the later of the Deduction Date or immediately following your requested effective date. There is a charge for requested Stated Amount decreases as shown in your Policy Summary and described in the Fee Tables in this prospectus. After any change, the Stated Amount in effect may not be less than the minimum Stated Amount shown on your Policy Summary. We will send you a supplemental Policy Summary reflecting any change. A decrease in the Stated Amount in a substantially funded Policy may produce a cash distribution that is included in your gross income.

                      CHARGES AGAINST THE SEPARATE ACCOUNT

     - MORTALITY AND EXPENSE RISK CHARGE: We deduct a daily charge for mortality and expense risks at an annual rate of 0.85% of the assets in the Investment Options for the first fifteen (15) Policy Years and 0.20% thereafter. The mortality risk assumed under the Polices is that the Insured may not live as long as expected. The expense risk charge assumed is that the expenses incurred in issuing and administering the Policies may be greater than expected. In addition, a portion of the mortality and expense risk charge may be used to pay sales commissions and expenses.

                                  FUND CHARGES

Fund charges are not direct charges under the Policy. When you allocate money to the Investment Options, the Separate Account purchases shares of the corresponding Funds at net asset value. The net asset value reflects investment advisory fees and other expenses already deducted from the Funds. See the "Fee Tables" section in this prospectus and the Fund company prospectuses for information on the Fund charges.

                 MODIFICATION, RESERVED RIGHTS AND OTHER CHARGES

We may offer the Policy in arrangements where an employer or trustee will own a group of policies on the lives of certain employees, or in other situations where groups of policies will be purchased at one time. We may reduce or eliminate the mortality and expense risk charge, sales or surrender charges and administrative charges in such arrangements to reflect the reduced sales expenses, administrative costs and/or mortality and expense risks expected as a result of sales to a particular group.

We will not reduce or eliminate the withdrawal charge, mortality and expense risk charge or the administrative charge if the reduction or elimination will be unfairly discriminatory to any person.

We reserve the right to charge for transfers, Dollar Cost Averaging, illustrative reports and to charge the assets of each Investment Option for a reserve of any income taxes payable by the Company on the assets attributable to that Investment Option.

We sell the Policies through registered representatives of broker-dealers. These registered representatives are also appointed and licensed as insurance agents of the Company. We pay commissions to the broker-dealers for selling the Policies. You do not directly pay these commissions. We intend to recover commissions, marketing, administrative and other expenses and cost of Policy benefits through the fees and charges imposed under the Policies. See "Distribution."

                               POLICY DESCRIPTION

--------------------------------------------------------------------------------

MetLife Variable Life is both an insurance product and a security. The Policy is first and foremost a life insurance Policy with death benefits, cash values and other features traditionally associated with life insurance. The Policy is a security because the Cash Value and, under certain circumstances, the Amount Insured and Death Benefit may increase or decrease to reflect the performance of the Funds and/or the Fixed Account to which you direct your Net Premium Payments. The Policy is non-participating, which means the Company will not pay dividends on the Policy.

                           SIMILAR POLICY AVAILABILITY

We offer two similar variable life insurance policies to customers: MetLife Variable Life Accumulator -- Series 3 and this Policy, MetLife Variable Life. These two Policies were designed for two different classes of customers, with differing investment objectives. The charges and fees of the two Policies are different from each other. Generally, the charges and fees for MetLife Variable Life are less than those for MetLife Variable Life Accumulator- Series 3.

     -    MetLife Variable Life is most appropriate if:

     - Your objective is to obtain the highest death benefit that can be purchased for a specific premium amount

     - You are more concerned with paying the lowest premium for a specific death benefit need

     - Your objective is to build Cash Value without needing to access these values through loans or surrenders.

     -    MetLife Variable Life Accumulator -- Series 3 is most appropriate if:

     - Your objective is to accumulate Cash Value for the purpose of accessing these values through loans and surrenders on a tax favored basis

     - The specified amount of the Policy's death benefit is secondary to taking advantage of accumulating Cash Value on a tax-deferred basis which you can access through loans or surrenders.

Your agent can provide hypothetical illustrations of how each Policy will perform to help you decide which Policy best suits your needs. These illustrations use an assumed rate of return. Less favorable rates of return could require you to make additional Premium Payments to maintain your Policy.

                              APPLYING FOR A POLICY

To purchase a Policy, an APPLICATION on the Insured must be submitted to us with information that includes:

     -    Requested Stated Amount (minimum of $50,000 ($75,000 in NY))

     -    Death Benefit Option

     -    Beneficiary

     -    Investment Option selections and

     -    Rider selections.

Policies generally will be issued only on the life of an Insured between the ages of 0 and 85. We will then follow certain underwriting procedures designed to determine the insurability of the proposed Insured and may require medical examinations and additional information about the proposed Insured before the application is approved. A Policy will be issued only after the underwriting process is completed to our satisfaction (ISSUE DATE). The POLICY DATE is the date we use to determine all future transactions on the Policy (e.g., deduction dates, policy years). If you pay your initial premium with your application, we will deposit that premium in a non-interest bearing account during the underwriting period.

We reserve the right to reject an application for any reason subject to the requirements imposed by law in the jurisdiction where the requested insurance Policy was to be issued and delivered. If the application is declined or cancelled, the full amount paid with the application will be refunded. We may apply increased charges for the underwriting classification of a proposed Insured.

While your application for the Policy is in underwriting, we may offer you TEMPORARY LIFE INSURANCE. To obtain the temporary insurance, you must complete the Policy Application, including the Temporary Insurance Agreement sections and you must make an advance payment. Please see "Terms and Conditions" in the Temporary Insurance Agreement for details on coverage dates and amounts.

                              WHEN COVERAGE BEGINS

Except as stated in the Temporary Insurance Agreement, no insurance will take effect prior to the later of the Issue Date or the Policy Date shown on the Policy Summary. Insurance issued will take effect on the later of the Issue Date of the Policy Date shown on the Policy Summary if, on the later of the Policy Date or the Issue Date, the health and other conditions relating to insurability remain complete and true as described in the application.

You may request a Policy Date of up to six months prior to the Issue Date for the purpose of preserving a younger Age, or other reasons, subject to our administrative procedures and state laws (a "back-dated policy"). In many, but not all cases, a younger Age will result in a smaller planned premium and lower cost of insurance charges. However, we will deduct the Monthly Deduction Amount under the Policy beginning on the Policy Date even though insurance coverage will not be effective until the Issue Date of the Policy.

                       RIGHT TO CANCEL (FREE LOOK PERIOD)

The law of the state in which your Policy is issued or delivered provides you a Right to Cancel or "free-look" period. The period varies by state but is never less than ten days from the day you receive your Policy. The Right to Cancel period for your Policy will be on the cover of your Policy.

After underwriting is completed to our satisfaction and the Right to Cancel period begins, we will either apply your Net Premium to the Funds and the Fixed Account as you indicate on your application, or we will apply your Net Premium to the available money market fund, depending on the requirements of the state of issue.

To cancel a Policy during the Right to Cancel period, you must send a request in writing along with your Policy to us within the applicable timeframe as set forth in your Policy, and we will make the refund within seven (7) days after we receive your request and returned Policy. Depending on state law we will refund to you either (1) the Policy's Cash Value plus any charges and expenses which may have been deducted minus any loans or (2) any Premiums Paid minus any Outstanding Loans.

                        TAX FREE 'SECTION 1035' EXCHANGES

You can generally exchange one life insurance policy for another in a 'tax-free exchange' under Section 1035 of the Internal Revenue Code (the "IRC"). Before making an exchange of one insurance policy for another, you should compare both policies carefully. Remember that if you exchange another policy for the one described in this prospectus, you might have to pay a surrender charge on your old policy. There will be a new surrender charge period for this Policy and other charges may be higher (or lower) and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, you may have to pay federal income tax on the gain and potentially an early withdrawal or other penalty on the exchange. You should not exchange an existing life insurance policy for this one unless you determine, after knowing all the facts and after consulting with a tax advisor, that the exchange is in your best interest and not just better for the person trying to sell you this Policy (that person will generally earn a commission if you buy this Policy through an exchange or otherwise).

                             OWNERSHIP/POLICY RIGHTS

The POLICY OWNER is the person who has the right to exercise all of the rights and options under the Policy, and to make changes to the Policy while the Insured is alive. Usually, the person who is buying the Policy is also the Policy Owner. However, in some instances, the Policy Owner can be an entity such as a trust or someone other than the person who is buying the Policy. In either situation, the Policy Owner may exercise certain rights that are described below. Some changes to the Policy require additional underwriting approval.

     -    Assigning the Policy

          The Policy Owner may assign the Policy as collateral for a loan or other obligation. We are not responsible for any payment made or action taken before receipt of written notice of such assignment. Proof of interest must be filed with any claim under a collateral assignment. Assigning the Policy may have tax consequences. See "Tax Treatment of Policy Benefits." You should consult a tax adviser before assigning the Policy.

     -    Receiving the MATURITY BENEFIT

          If the Insured is living on the Maturity Date, we will pay you the Cash Value of the Policy as of the Maturity Date, less any:

          1.   Outstanding Loan

          2.   Monthly Deduction Amount due but not paid and

          3. Amount payable to an assignee under a collateral assignment of the Policy.

          Upon maturity, insurance ends and we have no further obligation under the Policy.

     -    Changing or revoking a Beneficiary

          The BENEFICIARY is named in the Policy application and is the person who receives the Death Benefit when the Insured dies. More than one Beneficiary may be named and you may make your Beneficiary designation irrevocable. When the Insured dies, if no Beneficiary is alive, the Death Benefit will be paid to you, if you are alive, otherwise to your estate.

          Unless you irrevocably named the Beneficiary, you may name a new Beneficiary while the Insured is living and while your Policy is in force by writing us at our Home Office. Subject to our receipt of the change, any change in beneficiary will be effective on the date you sign the notice of change regardless of whether the Insured has died at the time we receive the notice; however, we will have no further responsibility if we made any payment before we receive the notice of change.

     -    Decreases in the Stated Amount of Insurance

          You may request a decrease in the Stated Amount after the second Policy Year, provided that the Stated Amount after any decrease is not less than the minimum amount of $50,000. For purposes of determining the Cost of Insurance charge, a decrease will reduce the Stated Amount in the following order:

          1.   against the most recent increase in the Stated Amount

          2. to other increases in the reverse order in which they occurred and

          3.   to the initial Stated Amount.

          A decrease in Stated Amount in a substantially funded Policy may cause a cash distribution that is included in your gross income. Decreases in the Stated Amount may also result in an assessment of a proportional surrender charge. This charge is determined by dividing the amount of the decrease by the total Stated Amount and multiplying by the full surrender charge that would otherwise be applicable.

     -    Changing the Death Benefit Option

          You may change the Death Benefit Option from Option 1 (the Level Option) to Option 2 (the Variable Option). This change requires additional underwriting approval.

          You may also request a change from Option 2 to Option 1, without additional underwriting approval.

          Changing the Death Benefit Option may have tax consequences. You should consult a tax adviser before changing the Death Benefit Option. Please see "Death Benefit."

     - Increases in the Stated Amount (requires additional underwriting approval)

          You may request an increase to the Stated Amount after the first Policy Year and prior to the Policy Anniversary on which the Insured is age 86. We will not allow a requested increase to the Stated Amount for less than the Minimum Increase Amount shown on your Policy Summary page. The increase will be effective on the date shown on the supplemental Policy Summary that we will send you. There is an additional Policy Administrative Charge and a Per Thousand of Stated Amount Surrender Charge associated with a requested increase in Stated Amount. In addition, your cost of insurance will increase commensurate with the increase in the Stated Amount and in consideration of the attained age of the Insured at the time the increase is requested.

          We will require you to submit a new application and evidence of insurability for any requested increase in the Stated Amount. We require evidence of insurability because we issue an additional "insurance segment" associated with the increase. Each insurance segment will have its own issue age, risk class and in certain instances, charges. In this case, we will attribute your Cash Value to each insurance segment in the order they were added to the Policy to compute our insurance risk and to calculate the Cost of Insurance Charge.

          If you surrender all or a portion of your Policy, we will apply the corresponding per thousand surrender charge for each insurance segment and then add the surrender charges for each insurance segment together to calculate the amount of the surrender charge.

Written requests for changes should be sent to the Company's Home Office at One Cityplace, Hartford, Connecticut, 06103-3415. The Company's telephone number is 1-800-334-4298. Some of these changes may have tax consequences. You should consult a tax adviser before requesting any of these changes.

                                    PREMIUMS

--------------------------------------------------------------------------------

               AMOUNT, FREQUENCY AND DURATION OF PREMIUM PAYMENTS

The Policy allows you to choose the amount and frequency (e.g., monthly, semi-annually, annually) of your Premium Payments within certain guidelines (Planned Premium). The amount of your Premium Payment will vary based on factors including: the age, sex and rating classification of the Insured. The minimum initial premium we will accept is the amount necessary to pay the Monthly Deduction Amount due (unless you elect the Lapse Protection Guarantee Rider). If you elect the Lapse Protection Guarantee Rider at issue, there will be a minimum cumulative premium requirement in order to keep the Rider in effect. If you do not meet the minimum cumulative premium requirement on a monthly basis the Rider will lapse. (See the "Lapse and Reinstatement" section for more information on this Rider.)

Prior to the Maturity Date, you may request a change in the amount and frequency of your Planned Premium Payments and also make unscheduled Premium Payments as long as receipt of such payments or change would not disqualify the Policy as life insurance under applicable federal tax laws. We reserve the right to require evidence of insurability before we accept any additional Premium Payment that would increase insurance coverage.

You may make Premium Payments by:

     - mailing a check, payable to MetLife Insurance Company of Connecticut to: P.O. Box 371888, Pittsburgh, PA 15250-7888; or

     - by direct checking account deductions (you must complete a pre-authorization collection form); or

     -    by wire transfer.

We will not accept cash, money orders or travelers checks. If you send your Premium Payments or transaction requests to an address other than the one we have designated for receipt of such Premium Payments or requests, we may return the Premium Payments to you, or there may be a delay in applying the Premium Payment or transaction to your Policy.

If you do not make your Planned Premium Payment on schedule, your policy may lapse. In addition, even if you make your Planned Premiums on schedule, your Policy may lapse if the Cash Surrender Value of the Policy is insufficient to cover the Monthly Deduction Amount. In either of these cases, before your Policy lapses your Policy will be in default and a GRACE PERIOD will begin. Thirty days after the default happens we will send you a lapse notice stating the amount due to keep the Policy in effect and the date by which you must pay it. If the Insured dies during the Grace Period before you have paid the required premium, we will still pay the Death Benefit under the Policy although we will reduce the Death Benefit proceeds by any Monthly Deduction Amount due and the amount of any outstanding loans.

                         ALLOCATION OF PREMIUM PAYMENTS

During the underwriting period, any Premium we receive will be placed in a non-interest bearing account. After underwriting is complete and the Right to Cancel period begins, thereafter we will apply your Net Premium to the Investment Options and the Fixed Account as you indicate on your application (premium allocation instructions).

You may change your premium allocation instructions upon written request to us (or any other notification we deem satisfactory). Any allocation change will be effective on the date we record the change. Any future premiums will be allocated in accordance with the new allocation, unless we receive contrary written instructions.

Unless underwriting is required, we will process a Premium Payment or other transaction as of the next computed Accumulation Unit Value of an Investment Option following our receipt of the Premium Payment or other transaction request in good order.

                            VALUES UNDER YOUR POLICY

--------------------------------------------------------------------------------

                                   CASH VALUE

Each Policy has a CASH VALUE that is used as the basis for determining Policy benefits and charges. On each business day your Policy has a Cash Value which we use to determine how much money is available to you for loans, surrenders and in some cases the Death Benefit.

A Policy's Cash Value is the sum of the values held in the INVESTMENT OPTIONS, the FIXED ACCOUNT and the LOAN ACCOUNT. A Policy's Cash Value will change daily, has no guaranteed minimum value and may be more or less than the Premiums paid. We calculate the Policy's Cash Value each day the New York Stock Exchange is open for trading (a VALUATION DATE). The period between successive Valuation Dates is called a VALUATION PERIOD.

The Cash Value will increase or decrease depending on the investment performance of the Investment Options, the Premium Payments you make, the fees and charges we deduct and any Policy transactions (loans, withdrawals, surrenders) you make.

                           INVESTMENT OPTION VALUATION

The value of each Investment Option is measured in ACCUMULATION UNITS. We value each Investment Option on each Valuation Date. Every time you allocate or transfer money to or from an Investment Option we convert that dollar amount into units. The value of an Accumulation Unit for each Investment Option is initially set at $1.00 and may vary among Investment Options and from one Valuation Period to the next. We determine each Investment Option's Accumulation Unit Value (AUV) on each Valuation Date by multiplying the value on the immediately preceding Valuation Date by the corresponding NET INVESTMENT FACTOR (see below) for the Valuation Period just ended. For example, to calculate Monday's Valuation Date price, we would multiply Friday's Accumulation Unit Value by Monday's Net Investment Factor.

The Net Investment Factor is simply an index we use to measure the investment performance of an Investment Option from one Valuation Period to the next. Each Investment Option has a Net Investment Factor for each Valuation Period that may be greater or less than one. Therefore, the value of an Accumulation Unit (and the value of the Investment Option) may increase or decrease.

                                                                            a
We determine the NET INVESTMENT FACTOR for any Valuation Period using    ------    - c
  the following equation:                                                   b


A is:

     1. the net asset value per share of the Fund held in the Investment Option as of the Valuation Date plus

     2. the per-share amount of any dividend or capital gain distribution on shares of the Fund held by the Investment Option if the ex-dividend date occurs in the Valuation Period just ended plus or minus

     3. a per-share charge or credit, as we may determine on the Valuation Date for tax reserves and

B is:

     1. the net asset value per share of the Fund held in the Investment Option as of the last prior Valuation Date plus or minus

     2. the per-share or per-unit charge or credit for tax reserves as of the end of the last prior Valuation Date and

C is the applicable Investment Option deduction for the Valuation Period.

The Accumulation Unit Value may increase or decrease. The number of Accumulation Units credited to your Policy will not change as a result of the Investment Option's investment experience. The Separate Account will redeem Fund shares at their net asset value, to the extent necessary to make payments under the Policy.

Premium Payments will be credited to your Policy based on the Accumulation Unit Value of the Investment Option next determined after we receive the Premium Payment in good order.

Transfers between Investment Options will result in the addition or reduction of Accumulation Units having a total value equal to the dollar amount being transferred to or from a particular Investment Option. The number of Accumulation Units will be determined by dividing the amount transferred by the Accumulation Unit Values of the Investment Options involved. Premium payments and transfer requests received in good order at our Home Office before the close of the New York Stock Exchange (NYSE) will be processed according to the Accumulation Unit Value(s) computed following the close of business on that day. Premium payments and transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

                             FIXED ACCOUNT VALUATION

The Fixed Account value on the Policy Date is equal to the portion of the initial Net Premium allocated to the Fixed Account. The Fixed Account value on each subsequent day is equal to the Fixed Account value on the preceding day, plus:

     a. Net Premium Payments allocated to the Fixed Account since the preceding day

     b. Amounts transferred to the Fixed Account from the Investment Options and the Loan Account since the preceding day

     c.   Interest credited to the Fixed Account since the preceding day,

     minus:

     d. Amounts transferred out of the Fixed Account to the Investment Options and the Loan Account since the preceding day

     e. Amounts transferred out of the Fixed Account to pay applicable Deduction Amount charges (the portion of the Deduction Amount charged will be based upon the proportion of the Fixed Account value relative to the CASH VALUE) since the preceding day

     f. Any transfer charges that have been deducted from the Fixed Account since the preceding day

     g. Any surrender amounts, including applicable surrender charges, that have been deducted from the Fixed Account since the preceding day

     h. Any Stated Amount decrease charges that have been deducted from the Fixed Account since the preceding day.

                             LOAN ACCOUNT VALUATION

When you borrow money from us using the Policy as collateral for the loan, we transfer an amount equal to the loan from the Investment Options and the Fixed Account to the Loan Account as collateral for that loan. The value in the Loan Account is charged a fixed rate of interest declared by us that will not exceed 5.66% in Policy Years 1-15 and 4.76% in Policy Years 16 and later on an annual basis. We charge this interest in advance at the beginning of each Policy Year. In addition, the value in the Loan Account will be credited, in arrears, with a fixed rate of interest declared by us that will be at least 4% annually.

When we determine a Policy's Cash Value, the value in the Loan Account (i.e., the amount adjusted for any repayments or additional Policy loans we transferred from the Investment Options and the Fixed Account to secure the loan) and the result of any interest charged or credited on such amount, is added together with the values in the Investment Options and the Fixed Account.

                                    TRANSFERS

--------------------------------------------------------------------------------

                             TRANSFERS OF CASH VALUE

Generally, you may transfer Cash Value among the Investment Options. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

MARKET TIMING/EXCESSIVE TRADING

THE POLICY IS INTENDED FOR USE AS A LONG-TERM INVESTMENT VEHICLE AND IS NOT DESIGNED TO SERVE AS A VEHICLE FOR EXCESSIVE TRADING OR MARKET TIMING IN AN ATTEMPT TO TAKE ADVANTAGE OF SHORT-TERM FLUCTUATIONS IN THE STOCK MARKET. Frequent requests from Policy Owners to transfer Cash Value may dilute the value of a Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Fund and the reflection of that change in the Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying Funds and may disrupt Fund management strategy, requiring a Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Funds, which in turn adversely affect Policy Owners and other persons who may have an interest in the Policies (e.g. beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Funds (i.e. American Funds Global Growth Fund, Clarion Global Real Estate Portfolio, Franklin Templeton Small-Mid Cap Growth Securities Fund, Templeton Foreign Securities Fund, Janus Aspen Global Technology Portfolio, Legg Mason Partners Variable International All Cap Opportunity Portfolio, Legg Mason Partners Variable High Income Portfolio, Lord Abbett Bond Debenture Portfolio, Met/AIM Small Cap Growth Portfolio, MFS(R) Emerging Markets Equity Portfolio, MFS(R) Research International Portfolio, Pioneer Strategic Income

Portfolio, T. Rowe Price Small Cap Growth Portfolio, Third Avenue Small Cap Value Portfolio, Oppenheimer Global Equity Portfolio, Russell 2000(R) Index Portfolio and Fidelity(R) VIP High Income Portfolio -- the "Monitored Funds") and we monitor transfer activity in those Monitored Funds. In addition, as described below, we intend to treat all American Funds Insurance Series portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Funds within given periods of time. For example, we currently monitor transfer activity to determine if for each of the Monitored Funds, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Policy that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Funds. We may change the Monitored Funds at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Funds, we rely on the underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Policy, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; any additional violation will result in the imposition of the transfer restrictions described below. Further, as Monitored Portfolios, American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions, and transfer restrictions may be imposed upon a violation of either monitoring policy.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Funds that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Policy Owners or other persons who have an interest in the Policies, we will exercise our contractual right to revise, suspend or eliminate transfer privileges, including limiting the acceptable mode of requesting transfers, and thereafter will only accept transfer requests via regular U.S. mail and will reject transfer requests requested via facsimile, telephone or Internet. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Policy Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Policy Owner, or

     - reject the transfer or exchange instructions of individual owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Policy Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program, or, if applicable, any asset allocation program described in this prospectus are not treated as a transfer when we evaluate trading patterns for market timing or excessive trading.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Policy Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Policy. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Policy Owners and other persons with interests in the Policies. We do not accommodate market timing in any Fund and there are no arrangements in place to permit any policy owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Funds, we have entered into a written agreement, as required by SEC regulation, with each Fund or its principal underwriter that obligates us to provide to the Fund promptly upon request certain information about the trading activity of individual Policy Owners, and to execute instructions from the Fund to restrict or prohibit further purchases or transfers by specific Owners who violate the frequent trading policies established by the Fund.

In addition, Policy Owners and other persons with interests in the Policies should be aware that the purchase and redemption orders received by the Funds generally are "omnibus" orders from intermediaries, such as retirement plans or separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance products and/or individual retirement plan participants. The omnibus nature of these orders may limit the Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Funds (and thus Policy Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Funds. If a Fund believes that an omnibus order reflects one or more transfer requests from Policy Owners engaged in disruptive trading activity, the Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single policy owner. You should read the Fund prospectuses for more details.

     TRANSFER OF CASH VALUE FROM THE FIXED ACCOUNT TO THE INVESTMENT OPTIONS

You may only transfer amounts from the Fixed Account to any of the Investment Options twice each Policy Year. The amount of each transfer may not exceed the greater of: (a) $500 or (b) 12.5% of the Fixed Account value as of the date we receive your transfer request. We are currently not enforcing these restrictions although we reserve the right to do so in the future. The Fixed Account is not available for transfers to the Investment Options through the Dollar Cost Averaging program. In addition, the Fixed Account is excluded from all Portfolio Rebalancing programs.

     TRANSFER OF CASH VALUE FROM THE INVESTMENT OPTIONS TO THE FIXED ACCOUNT

We reserve the right to limit or deny requests for transfers from any Investment Option into the Fixed Account if, at the time we receive the request: (a) the Fixed Account value is greater than or equal to 30% of the Cash Value of your Policy or (b) the Fixed Account value would become greater than or equal to 30% of your Policy's Cash Value as a result of the requested transfer. We are currently not enforcing these restrictions although we reserve the right to do so in the future.

                               TELEPHONE TRANSFERS

The Policy Owner may make a transfer request in writing by mailing the request to the Company at its Home Office, or by telephone (if an authorization form is on file) by calling 1-800-334-4298. The Company will take reasonable steps to ensure that telephone transfer requests are genuine. These steps may include seeking proper authorization and identification prior to processing telephone requests. Additionally, the Company will confirm telephone transfers. Any failure to take such measures may result in the Company's liability for any losses due to fraudulent telephone transfer requests.

                       DOLLAR COST AVERAGING (DCA PROGRAM)

You may establish automated transfers of Cash Value on a monthly or quarterly basis from any Investment Option to any other available Investment Option by completing our DCA authorization form or through other written request acceptable to us. You must have a minimum of $5000 of Cash Value in the Investment Option from which amounts will be transferred out of to enroll in the DCA Program. The minimum automated transfer amount is $100.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. Automated transfers are subject to all of the other provisions and terms of the Policy. The Company reserves the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.

Before transferring any part of Cash Value, you should consider the risks involved in switching between Investment Options available under this Policy. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

The Fixed Account is not eligible for participation in the Dollar Cost Averaging program.

                              PORTFOLIO REBALANCING

This program can help prevent a structured investment strategy from becoming diluted over time. Investment performance will likely cause the allocation percentages for the Investment Options you most recently selected to shift. Under this program, you may instruct us to periodically, and automatically, reallocate values in your Policy to help keep your investments properly aligned with your investment strategy. You may participate in the Portfolio Rebalancing Program by completing our rebalancing form. The Fixed Account is excluded from all rebalancing program transactions.

                                  DEATH BENEFIT

--------------------------------------------------------------------------------

If your Policy is in effect on the date of the Insured's death, we will pay your Beneficiary a Death Benefit. WE MAY REDUCE THE DEATH BENEFIT PAYABLE AS DISCUSSED BELOW UNDER "PAYING THE DEATH BENEFIT AND PAYMENT OPTIONS." All or part of the Death Benefit may be paid in cash or applied to one or more of the PAYMENT OPTIONS described in the following pages.

You may select one of two Death Benefit Options when you purchase the Policy. The amount of the Death Benefit will depend on which Death Benefit Option you select. However, as long as the Policy remains in effect, the Company guarantees that the Death Benefit under either option will be at least the current Stated Amount of the Policy less any outstanding Policy loans and unpaid Monthly Deduction Amount.

OPTION 1 (THE LEVEL OPTION)

The Death Benefit will be equal to the Stated Amount of the Policy on the date of the Insured's death or, if greater, the Minimum Amount Insured as of the date of the Insured's death.

OPTION 2 (THE VARIABLE OPTION)

The Death Benefit will be equal to the Stated Amount of the Policy plus the Cash Value as of the date of the Insured's death or, if greater, the Minimum Amount Insured as of the date of the Insured's death.

In order to be treated as life insurance under federal tax law, the Policy's Death Benefit must meet or exceed the minimum requirements of either the Guideline Premium Test or the Cash Value Accumulation Test (the MINIMUM AMOUNT INSURED). These tests generally impact the Death Benefit when a Policy Owner has a relatively large Cash Value in relation to the Stated Amount. This Policy uses the GUIDELINE PREMIUM TEST.

Under the Guideline Premium Test, a Policy's Death Benefit will not be less than the Policy's Cash Value times the corridor factor under the Code. The corridor factors, which require that the Death Benefit be greater than the Policy's

Cash Value by a percentage that decreases over time, are shown in your Policy. The following is a summary of the percentages. For attained ages not shown, the percentages decline pro rata each year.

 ATTAINED AGE
OF THE INSURED    CORRIDOR FACTORS
--------------    ----------------
     0-40               250%
      45                215%
      50                185%
      55                150%
      60                130%
      65                120%
      70                115%
      75                105%
      95+               100%


The investment performance of the Funds, expenses and deduction of charges all impact Cash Value. In some circumstances, the Death Benefit may vary with the amount of the Cash Value. Under Death Benefit Option 1, the Death Benefit will vary with the Cash Value whenever the Cash Value multiplied by the applicable Minimum Amount Insured percentage set forth in Section 7702 of the Code is greater than the Stated Amount. Under Death Benefit Option 2, the Death Benefit will always vary with the Cash Value because the Death Benefit is equal to the Stated Amount of the Policy plus the Cash Value as of the date of the Insured's death (or if greater, the Minimum Amount Insured as of the date of the Insured's death). Finally, if the investment performance of the Funds is too low and the Cash Value of your Policy falls below the amount necessary to pay the Monthly Deduction Amount due and you do not send us sufficient Premium, your Policy may lapse and no coverage will be in effect.

                             DEATH BENEFIT EXAMPLES

The following examples demonstrate the relationship between the Death Benefit, the Cash Surrender Value and the Minimum Amount Insured under each Death Benefit Option. The examples assume an Insured of age 40, a Minimum Amount Insured of 250% of Cash Value (assuming the preceding table is controlling as to Minimum Amount Insured), and no outstanding Policy Loan.

                         OPTION 1 -- LEVEL DEATH BENEFIT

In the following examples of an Option 1 Level Death Benefit, the Death Benefit under the Policy is generally equal to the Stated Amount of $50,000. Since the Policy is designed to qualify as a life insurance Policy, the Death Benefit cannot be less than the Minimum Amount Insured (or, in this example, 250% of the Cash Value).

EXAMPLE ONE. If the Cash Value of the Policy equals $10,000, the Minimum Amount Insured would be $25,000 ($10,000 x 250%). Since the Death Benefit of the Policy is the greater of the Stated Amount ($50,000) or the Minimum Amount Insured ($25,000), the Death Benefit would be $50,000.

EXAMPLE TWO. If the Cash Value of the Policy equals $40,000, the Minimum Amount Insured would be $100,000 ($40,000 x 250%). The resulting Death Benefit would be $100,000 since the Death Benefit is the greater of the Stated Amount ($50,000) or the Minimum Amount Insured ($100,000).

                       OPTION 2 -- VARIABLE DEATH BENEFIT

In the following examples of an Option 2 Variable Death Benefit, the Death Benefit varies with the investment experience of the applicable Investment Options and will generally be equal to the Stated Amount plus the Cash Value of the Policy (determined on the date of the Insured's death). The Death Benefit cannot, however, be less than the Minimum Amount Insured (or, in this example, 250% of the Cash Value).

EXAMPLE ONE. If the Cash Value of the Policy equals $10,000, the Minimum Amount Insured would be $25,000 ($10,000 x 250%). The Death Benefit ($60,000) would be equal to the Stated Amount ($50,000) plus the Cash Value ($10,000), unless the Minimum Amount Insured ($25,000) was greater.

EXAMPLE TWO. If the Cash Value of the Policy equals $60,000, then the Minimum Amount Insured would be $150,000 ($60,000 x 250%). The resulting Death Benefit would be $150,000 because the Minimum Amount Insured ($150,000) is greater than the Stated Amount plus the Cash Value ($50,000 + $60,000 = $110,000).

                        CHANGING THE DEATH BENEFIT OPTION

You may change the Death Benefit Option by sending a written request to the Company. With some changes from Option 2 (Variable Benefit) to Option 1 (Level Benefit), involving substantially funded Policies, there may be a cash distribution, which is included in gross income. A change from Option 1 to Option 2 will not be permitted if the change results in a Stated Amount of less than $50,000. A change from Option 1 to Option 2 is also subject to underwriting. Changing the Death Benefit Option may have tax consequences. You should consult a tax adviser before making any change.

                  PAYING THE DEATH BENEFIT AND PAYMENT OPTIONS

Death Benefits are payable within seven days after we receive satisfactory proof of the Insured's death. The amount of Death Benefit paid may be adjusted to reflect any unpaid Monthly Deduction Amount, any Policy loan, any material misstatements in the Policy application as to age or sex of the Insured, and any amounts payable to an assignee under a collateral assignment of the Policy. If no Beneficiary is alive when the Insured has died, the Death Benefit will be paid to the Policy Owner, if alive, otherwise, the Death Benefit will be paid to the Policy Owner's estate. In addition, we may defer payment of proceeds that exceed the Cash Value for up to six months from the date of the request for the payment.

If the Insured commits suicide within two years following the Issue Date, limits on the amount of Death Benefit paid will apply (see "Limits on Right to Contest and Suicide Exclusion"). In addition, if the Insured dies during the 31-day period after the Company gives notice to the Policy Owner that the Cash Surrender Value of the Policy is insufficient to meet the Monthly Deduction Amount due, then the Death Benefit actually paid to the Policy Owner's Beneficiary will be reduced by the amount of the Monthly Deduction Amount that is due and unpaid.

We will pay policy proceeds in a lump sum, unless you or the Beneficiary selects another of the Company's PAYMENT OPTIONS. We may defer payment of proceeds, which exceed the Cash Value for up to six months from the date of the request for payment. A combination of options may be used. The minimum amount that may be placed under a Payment Option is $5,000 unless we consent to a lesser amount. Proceeds applied under a Payment Option will no longer be affected by the investment experience of the Investment Options.

The following Payment Options are available under the Policy:

     OPTION 1 -- Payments of a fixed amount

     OPTION 2 -- Payments for a fixed period

     OPTION 3 -- Amounts Held at Interest

     OPTION 4 -- Monthly Life Income

     OPTION 5 -- Joint and Survivor Level Amount Monthly Life Income

     OPTION 6 -- Joint and Survivor Monthly Life Income -- Two-Thirds to
                 Survivor

     OPTION 7 -- Joint and Last Survivor Monthly Life Income -- Monthly Payment
                 Reduces on Death of First Person Named

     OPTION 8 -- Other Options

Refer to your Policy for details regarding the Payment Options.

We will make any other arrangements for periodic payments as may be agreed upon. If any periodic payment due any payee is less than $100, we may make payments less often. If we have declared a higher rate under an option on the date the first payment under an option is due, we will base the payments on the higher rate.

                              BENEFITS AT MATURITY

--------------------------------------------------------------------------------

If your Policy is in effect on the Maturity Date, we will pay the Policy's Cash Value less any Outstanding Loan, any unpaid Monthly Deduction Amount and any amounts payable to an assignee under a collateral assignment of the Policy. We will then have no further obligations under the Policy.

We offer two riders, the Maturity Extension Rider and the Coverage Extension Rider that may extend your coverage beyond the Policy's Maturity Date. However, the tax consequences of continuing the Policy beyond the Maturity Date are unclear. You should consult your tax adviser before electing the rider to assess any potential tax liability. Details about these riders are in the "Other Benefits -- Riders" section below.

                                 OTHER BENEFITS

--------------------------------------------------------------------------------

                                 EXCHANGE OPTION

Once the Policy is in effect, you may exchange it during the first two (2) Policy Years for a form of non-variable life insurance issued by the Company (or an affiliated company, if allowed by state law) on the life of the Insured . Benefits under the new life insurance policy will be as described in that policy. No evidence of insurability will be required. The Stated Amount will be the same for each Policy. Cost of insurance rates will be based on the same risk classification as those of the former Policy. Any outstanding Policy Loan must be repaid before we will make an exchange. In addition, there may be an equitable adjustment in payments and Cash Values to reflect variance, if any, in the payments (and charges) and Cash Values under this policy and the new policy. If you make an exchange, the current Cash Value of this Policy will be increased by the cost of insurance charges assessed under the Policy since the Policy Date. This amount is then used to purchase the non-variable permanent life insurance (new policy). We will then adjust the new policy for insurance charges that would have been paid had you originally purchased the new policy (with the same Stated Amount as the old Policy) on the Policy Date of this Policy. If these adjustments result in the Policy not qualifying as life insurance under applicable federal tax laws, we may make a cash distribution to you, which may be taxable.

                    RIDERS (SUPPLEMENTAL INSURANCE BENEFITS)

You may elect to have one or more of the following Riders added to your Policy. There may be costs associated with these Riders. Certain Riders may not be available in all states. The descriptions below are intended to be general; the terms of the Riders providing the additional benefits may vary from state to state, and you should consult the Policy and Rider.

ACCIDENTAL DEATH BENEFIT RIDER     Additional death benefit if Insured's death results from
                                   bodily injury before age 70.
ACCELERATED DEATH BENEFIT RIDER    Access a portion of death benefit in the event of
                                   terminal illness or permanent confinement to a nursing
                                   care facility.
CHILD TERM INSURANCE RIDER         Provides level term insurance for Insured's children,
                                   stepchildren or legally adopted children.
COST OF LIVING ADJUSTMENT RIDER    Allows automatic increases in the face amount based on
                                   increases in the Consumer Price Index.
COVERAGE EXTENSION RIDER           The Coverage Extension Rider allows the policy to
  (AVAILABLE ONLY IF THE           continue in force beyond the Maturity Date. The policy
  INSURED'S ISSUE AGE IS 80 OR     will be continued until the earlier of the Insured's
  LESS)                            Death or the receipt of a request for full surrender. The
                                   Death Benefit after the Maturity Date will be equal to
                                   the Amount Insured as of the date of Death, minus any
                                   loan amount due and any amounts payable under a
                                   collateral assignment of the policy. After the Maturity
                                   Date, interest on loans will continue to accrue and will
                                   be added to the total Loan Account value, and loan
                                   repayments will be accepted. New loans, partial
                                   surrenders and transfers among the Investment Options
                                   (funds) will continue to be permitted after the Maturity
                                   Date. There is no charge for this rider.
FULL SURRENDER CHARGE WAIVER       For policies with a minimum initial premium of
  RIDER                            $50,000, -- allows the surrender charges to be waived if
                                   the policy is fully surrendered during the first five
                                   policy years. There is a charge for this rider.
LAPSE PROTECTION GUARANTEE RIDER   This Rider is only available with Death Benefit Option 1.
  (LIFETIME)                       The Rider provides that if, during the lifetime of the
                                   Insured, the total premiums paid, less any outstanding
                                   loans or partial surrenders equals or exceeds the
                                   cumulative Monthly Lapse Protection Premium shown in the
                                   Policy, a Lapse Protection Guarantee will apply. With
                                   this Rider, the Policy will not lapse on a Monthly
                                   Deduction Day even if the Cash Surrender Value is not
                                   enough to cover the Monthly Deduction Amount due.  The
                                   Monthly Lapse Protection Premium will change to reflect
                                   any changes you make to the Stated Amount or Riders under
                                   the Policy. If you make a change, we will send you an
                                   updated Policy Summary page showing you the new Monthly
                                   Lapse Protection Premium that must be met. This Rider may
                                   be cancelled if you switch to Death Benefit Option 2. The
                                   Monthly Lapse Protection Premium requirement increases
                                   after the 10th Policy Year.
LAPSE PROTECTION GUARANTEE RIDER   This Rider is only available with Death Benefit Option 1.
  (20 YEAR)                        The Rider provides that if, during the first 20 Policy
                                   Years, the total premiums paid, less any outstanding
                                   loans or partial surrenders equals or exceeds the
                                   cumulative Monthly Lapse Protection Premium shown in the
                                   Policy, a Lapse Protection Guarantee will apply. With
                                   this Rider, the Policy will not lapse on a Monthly
                                   Deduction Day even if the Cash Surrender Value is not
                                   enough to cover the Monthly Deduction Amount due. The
                                   Monthly Lapse Protection Premium will change to reflect
                                   any changes you make to the Stated Amount or Riders under
                                   the Policy. If you make a change, we will send you an
                                   updated Policy Summary page showing you the new Monthly
                                   Lapse Protection Premium that must be met. This Rider may
                                   be cancelled if you switch to Death Benefit Option 2.
                                   There is a charge for this Rider.

MATURITY EXTENSION RIDER           The Maturity Extension Rider allows the policy to
  (AVAILABLE ONLY IF THE           continue in force beyond the Maturity Date. The policy
  INSURED'S ISSUE AGE IS BETWEEN   will be continued until the earlier of the Insured's
  81-85)                           Death or the receipt of a request for full surrender. The
                                   Death Benefit after the Maturity Date will be equal to
                                   the Cash Value as of the date of Death, minus any Loan
                                   Account value and any amounts payable under a collateral
                                   assignment of the policy. After the Maturity Date,
                                   interest on loans will continue to accrue and will be
                                   added to the total Loan Account value, and loan
                                   repayments will be accepted. New loans, partial
                                   surrenders and transfers among the Investment Options
                                   (funds) will continue to be permitted after the Maturity
                                   Date. There is no charge for this rider.
RETURN OF PREMIUM RIDER            Provides annual increases to the Stated Amount of the
                                   Policy on each Policy Anniversary.  No evidence of
                                   insurability is required.  The amount of each annual
                                   increase will be equal to the sum of the total amount of
                                   increases that have been provided under this Rider as of
                                   the preceding Policy Anniversary, multiplied by the
                                   Return of Premium Rate shown in the Rider; plus the total
                                   premiums received by us and applied to the Policy during
                                   the preceding Policy Year, multiplied by 100% plus the
                                   Return of Premium Rate. There is a maximum sum of
                                   increases provided under this Rider and once the maximum
                                   is reached, no further increases will be allowed.  There
                                   is no charge for this Rider (charges for the increases in
                                   Stated Amount will apply).
SPECIFIED AMOUNT PAYMENT RIDER     Credits specified amount to the Cash Value in the event
                                   of total disability.
SPOUSE TERM INSURANCE RIDER        Provides additional death benefit coverage for the
                                   Insured's spouse.
WAIVER OF DEDUCTION AMOUNT RIDER   Waives Monthly Deduction Amount in the event of
                                   disability.


                                POLICY SURRENDERS

--------------------------------------------------------------------------------

You may withdraw all or a portion of the Cash Surrender Value from the Policy on any day that the Company is open for business. Withdrawing all or a portion of the Cash Surrender Value may have tax consequences. (See "Tax Treatment of Policy Benefits.")

                                 FULL SURRENDER

You may surrender the Policy and receive its Cash Surrender Value. (You may request a surrender without the Beneficiary's consent provided the Beneficiary has not been designated as irrevocable. If so, you will need the Beneficiary's consent.) The Cash Surrender Value will be determined as of the date we receive the written request at our Home Office. The Cash Surrender Value is the Cash Value, minus any outstanding Policy loans and benefits received under the Accelerated Death Benefit Rider, and any surrender charge. We will pay you within seven (7) days after we receive your request in good order. The Policy will terminate on the date we receive your request.

                                PARTIAL SURRENDER

You may request a partial surrender of the Policy. You should contact your registered representative or the Company's Home Office for information on partial surrender procedures. The minimum partial surrender amount is $500. The amount paid to you will be the net amount requested. We will deduct the net amount surrendered plus any applicable surrender charge pro rata from all your selected Investment Options and the Fixed Account, unless you give us other written instructions. When you request a partial surrender, the portion of the Cash Value deducted from the Fixed Account is based on the proportion of the Fixed Account value relative to the Cash Value of the Policy as of the date we receive your request. A deduction greater than this proportionate amount is not permitted. We will pay you within 7 days after we receive your request.

In addition to reducing the Policy's Cash Value and Amount Insured, partial surrenders will reduce the Death Benefit payable under the Policy. Under Option 1 (the Level Option), the Policy's Stated Amount will be reduced by the surrender amount. Under Option 2 (the Variable Option), the Policy's Cash Value, which is part of the Death Benefit, will be reduced by the surrender amount. We may require you to return the Policy to record this reduction.

                                  POLICY LOANS

--------------------------------------------------------------------------------

While the Policy is in force, you may borrow money using the Policy as the only security (collateral) for the loan. A loan that is taken from, or secured by, a Policy may have tax consequences. (See "Federal Tax Considerations.")

Please contact your registered representative or the Company's Home Office for information on procedures for requesting loans.

                                 LOAN CONDITIONS

     - You may borrow up to 100% of the Policy's Cash Value, minus surrender charges. We determine Cash Value on the day we receive the loan request in accordance with our procedures. We will charge you interest on the amount of the loan.

     - The loan request must be at least $500, except where state law requires a different minimum.

     - To secure the loan, we transfer an amount equal to the loan from the Investment Options and the Fixed Account to the Loan Account. We make the transfer from the Investment Options on a pro rata basis, unless you give us different allocation instructions. The portion of the loan transferred from the Fixed Account is based on the proportion of the Fixed Account value relative to the Cash Value of the Policy as of the date we receive your request. A loan from the Fixed Account in an amount greater than this proportionate amount is not permitted.

     - Amounts in the Loan Account earn interest at a rate of 4% per year in arrears.

     - We normally pay the amount of the loan within seven (7) days of our receipt of the written loan request. We may postpone the payment of the loans under certain conditions.

     - We charge interest on the outstanding amount of your loan(s), and you must pay this interest in advance, at the beginning of each Policy Year, at the rate shown below. (The rate may be different in some states, but the difference between the interest rate we charge and the interest rate we credit will never be greater than 2.00%, please see your Policy.) Interest not paid when due will be added to the amount of the loan, and will bear interest at the same rate (resulting in an effective annual loan interest rate of 6.00% in the first 15 Policy Years, and 5% thereafter, on the loan amount outstanding at the beginning of the Policy Year). When you take a loan, we will calculate an interest charge from the date of the loan until the beginning of the next Policy Year, at the rate shown below, and we will add that interest to the amount of your loan. You may choose to pay interest in order to avoid any additional interest charge thereon. We will transfer the amount of the unpaid interest from the Investment Options on a pro rata basis to the Loan Account. The portion of the unpaid loan interest transferred from the Fixed Account is based on the proportion of the Fixed Account value relative to the Cash Value of the Policy as of the date the unpaid loan interest is added to the Outstanding Loan. If you have an Outstanding Loan and request a second loan, we will add the amount of Outstanding Loan to the loan request. The table below shows the interest rates we will charge.

POLICY YEARS    RATE CHARGED
------------    ------------
   1 -- 15          5.66%
16 and later        4.76%


     - You may repay all or a part of your Outstanding Loans at any time while the Insured is alive by sending the repayment to our Home Office.

     - Unless you request otherwise, we will apply any payment that we receive while there is a loan on the Policy as follows: first, towards repayment of any loan interest due; next, towards repayment of the loan principal; and last, as a premium payment to the Policy.

     - As you repay the loan, we deduct the amount of the repayment from the Loan Account and credit the payment to the Investment Options based on your current premium allocations.

     - We will deduct any unpaid loan amount, including interest you owe, from your Cash Value when you surrender the Policy and from the Death Benefit proceeds payable.

     - If any unpaid loan amount, including any interest you owe, causes the Cash Surrender Value of your Policy to become zero, then your Policy will enter a 31-day grace period. (See "Lapse and Reinstatement.")

                                EFFECTS OF LOANS

A loan affects the Policy, because we reduce the Death Benefit proceeds and Cash Surrender Value under the Policy by any Outstanding Loan amount. Repaying the loan causes the Death Benefit proceeds and Cash Surrender Value to increase by the amount of the repayment. As long as a loan is outstanding, we hold an amount equal to the loan amount in the Loan Account. The amount is not affected by the performance of the Investment Options and may not be credited with the same interest rates currently accruing on amounts allocated to the Fixed Account. Amounts transferred from an Investment Option to the Loan Account will affect the value in that Investment Option because we credit such amounts with an interest rate we declare, rather than with a rate of return reflecting the investment results of that Investment Option.

There are risks involved in taking a loan, a few of which include an increased potential for the Policy to lapse if projected earnings, taking into account Outstanding Loans, are not achieved. A loan may have tax consequences. (See "Tax Treatment of Policy Benefits.") In addition, the tax consequences of a loan after the fifteenth Policy Year are uncertain.

You should consult a tax adviser before taking out a loan.

We will notify you (and any assignee of record) if the sum of your loans plus interest you owe on the loans is more than the Cash Surrender Value. If you do not submit a sufficient payment within 31 days from the date of the notice, your Policy may lapse.

                             LAPSE AND REINSTATEMENT

--------------------------------------------------------------------------------

                                      LAPSE

Generally, if on any Deduction Date, the Cash Surrender Value of your Policy is too low to cover the Monthly Deduction Amount, your Policy will be in default and a grace period will begin. Thirty days after the default happens, we will send you a lapse notice to your last known address that the Policy may terminate. The notice will state the amount due to keep the Policy in effect and the date by which you must pay the amount due.

                                  GRACE PERIOD

After the lapse notice is sent, if you do not pay the required amount within 31 days (subject to state law) the Policy will terminate without value, insurance coverage will no longer be in effect, and you will receive no benefits.

As long as there is an Outstanding Loan, we will treat that portion of any sufficient payment received during the grace period that is less than or equal to the amount of the Outstanding Loan as a repayment of the Outstanding Loan and not as an additional Premium Payment unless you request otherwise. Accordingly, we will transfer the assumed loan repayment amount from the Cash Value held in our Loan Account to the Investment Options and/or Fixed Account, thereby increasing the Cash Surrender Value and potentially preventing a lapse.

If the Insured dies during the Grace Period before you have paid the required premium, the Death Benefit will still be payable to the Beneficiary, although we will reduce the amount of the Death Benefit proceeds by the Monthly Deduction Amount due plus the amount of any Outstanding Loan.

                   LAPSE PROTECTION GUARANTEE RIDER (LIFETIME)

This rider is available only with Death Benefit Option 1 (the Level Option). The Rider provides that if, during the lifetime of the Insured, the total premiums paid, less any outstanding loans or partial surrenders, equals or exceeds the cumulative Monthly Lapse Protection Premium shown in the Policy, a Lapse Protection Guarantee will apply. The Monthly Lapse Protection Premium is primarily based on the sex, underwriting classifications, Age of the Insured and the Stated Amount of the Policy. With this Rider, the Policy will not lapse on a monthly deduction day even if the Cash Surrender Value is not enough to cover the Monthly Deduction Amount due.

The Monthly Lapse Protection Premium will change to reflect any increases you make to the Stated Amount or changes to Riders under the Policy. If you make a change, we will send you an updated Policy Summary page showing the new Monthly Lapse Protection Premium that must be met. The Rider will be cancelled if you switch to Death Benefit Option 2 (the Variable Option).

State law may affect the availability and some of the terms of this Rider.

                   LAPSE PROTECTION GUARANTEE RIDER (20 YEAR)

This 20 Year rider is available only with Death Benefit Option 1 (the Level Option). The 20 Year Rider provides that if, during the first 20 Policy Years, the total premiums paid, less any outstanding loans or partial surrenders, equals or exceeds the cumulative Monthly Lapse Protection Premium shown in the Policy, a Lapse Protection Guarantee will apply. The Monthly Lapse Protection Premium is primarily based on the sex, underwriting classifications, Age of the Insured and the Stated Amount of the Policy. With this Rider, the Policy will not lapse on a monthly deduction day even if the Cash Surrender Value is not enough to cover the Monthly Deduction Amount due.

The Monthly Lapse Protection Premium will change to reflect any increases you make to the Stated Amount or changes to the Riders under the Policy. If you make a change, we will send you an updated Policy Summary page showing the new Monthly Lapse Protection Premium that must be met. The 20 Year Rider will be cancelled if you switch to Death Benefit Option 2 (the Variable Option).

State law may affect the availability and some of the terms of this Rider.

                                  REINSTATEMENT

You may reinstate the Policy within three (3) years from the date on which the Monthly Deduction Amount was last paid if:

     (1)  the Policy was not surrendered for cash

     (2)  you furnish us with acceptable evidence of insurability

     (3)  you pay all past due Monthly Deduction Amounts

     (4) you pay Premium Payments equaling the next three Monthly Deduction Amounts (subject to state law); and

     (5)  you pay the amount of any Outstanding Loan.

Upon reinstatement, the Policy's Cash Value will be the amount provided by the Premium Payments you made, plus any Cash Value as of the date of lapse.

                           FEDERAL TAX CONSIDERATIONS

--------------------------------------------------------------------------------

The effect of federal income taxes on the economic benefits provided under the Policy depends on a variety of factors, including but not limited to, the tax status of the Policy Owner and the tax treatment of the Policy (whether it is a Modified Endowment Contract). This tax treatment is highly complex. The following SUMMARY PROVIDES A GENERAL DESCRIPTION OF THE MATERIAL FEDERAL TAX CONSEQUENCES to the Policy owner and Beneficiary of buying, holding and exchanging rights under the Policy. This discussion is only a brief general summary and does not purport to be complete or cover all situations and is not intended as tax or legal advice. This discussion is based upon the

Company's understanding of the federal income tax laws as currently interpreted by the U.S. Treasury ("Treasury") and the Internal Revenue Service (IRS). The Company cannot guarantee that those laws or interpretations will remain unchanged.

IT SHOULD BE UNDERSTOOD THAT THIS IS NOT AN EXHAUSTIVE DISCUSSION OF ALL TAX QUESTIONS THAT MIGHT ARISE UNDER THE POLICIES. NO ATTEMPT HAS BEEN MADE TO ADDRESS ANY FEDERAL ESTATE TAX OR STATE AND LOCAL TAX CONSIDERATIONS THAT MAY ARISE IN CONNECTION WITH A POLICY. FOR COMPLETE INFORMATION, A QUALIFIED TAX OR LEGAL ADVISER SHOULD BE CONSULTED.

IRS Circular 230 Notice: The tax information contained herein is not intended to (and cannot) be used by anyone to avoid IRS penalties. It is intended to support the sale of the Policy. You should seek tax advice based on your particular circumstances from an independent tax adviser.

                      POTENTIAL BENEFITS OF LIFE INSURANCE

A life insurance contract, including the Policy, is a unique financial instrument that along with providing protection for premature death, also provides a number of potential tax advantages including:

     - INCOME TAX-FREE DEATH BENEFITS (e.g., the Death Benefit under the Policy, including the portion attributable to the increase in value based on the Investment Options, may pass to your Beneficiary free of income taxes if the requirements of IRC Section 101 are satisfied.)

     - INCOME TAX-FREE GROWTH OF POLICY CASH VALUES (e.g., within the Policy, any increase in value based on the Investment Options may be tax-deferred until withdrawn -- including tax-free transfers among the Investment Options, and as mentioned above, will not be subject to federal income taxes if paid as a Death Benefit.)

     - INCOME TAX-FREE ACCESS TO CASH VALUE THROUGH LOANS AND/OR WITHDRAWALS (e.g., under certain circumstances, such as where you adhere to certain premium limits, a Policy Owner may access cash from the Policy through a withdrawal, up to the tax basis, or a loan without facing tax consequences.)

Whether and how these benefits may be utilized is largely governed by IRC Sections 7702, 7702A, 817 and 101. These federal tax laws were passed to ensure that the tax advantages of life insurance are not abused.

In sum, these federal tax laws, among numerous other things, establish the following:

     -    A definition of a life insurance contract

     -    Diversification requirements for separate account assets

     - Limitations on policy owner's control over the assets in a separate account

     - Guidelines to determine the maximum amount of premium that may be paid into a policy

     -    Limitations on withdrawals from a policy

     - Qualification testing for all life insurance policies that have cash value features.

                            TAX STATUS OF THE POLICY

DEFINITION OF LIFE INSURANCE

In order for this Policy to offer some or all of the tax advantages described above, it must meet the definition of a life insurance contract under SECTION 7702 OF THE IRC. Complying with either the cash value accumulation test or the guideline premium test set forth in IRC Section 7702 will satisfy this definition. This Policy uses the guideline premium test. Guidance as to how IRC
Section 7702 and the guideline premium test are to be applied, however, is limited. If a Policy were determined not to be a life insurance contract for purposes of IRC Section 7702, such Policy would not provide the tax advantages normally described above.

The Company believes that it is reasonable to conclude that the Policy meets the IRC Section 7702 definition of a life insurance contract. The Company reserves the right to make changes in the Policy if such changes are deemed necessary to attempt to assure its qualification as a life insurance contract for tax purposes. The death benefit under a

Policy will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

DIVERSIFICATION

In addition to meeting the definition of a life insurance contract in IRC
Section 7702 of the IRC, to qualify as life insurance for federal income tax purposes, separate account investments (or the investments of a Fund, the shares of which are owned by separate accounts of insurance companies) underlying the Policy must also be "adequately diversified" pursuant to SECTION 817(H) of the IRC. If fund shares are sold directly to tax-qualified retirement plans that later lose their tax-qualified status, or to non-qualified plans, the separate accounts investing in the Portfolio may fail the diversification requirements of section 817(h) of the Internal Revenue Code, which could have adverse tax consequences for variable policy and contract owners, including losing the benefit of tax deferral.

The Separate Account, through the funds, intends to comply with these requirements. Although the Company does not control the funds, the Company intends to monitor the investments of the mutual funds to ensure compliance with these diversification requirements.

INVESTOR CONTROL

In certain circumstances, owners of variable life insurance contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their policy or contract rather than the insurance company. In those circumstances, a proportionate share of the income and gains from the separate account assets would be includable in the variable contract owner's gross income each year.

The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets IF THE CONTRACT OWNER POSSESSES INCIDENTS OF OWNERSHIP IN THOSE SEPARATE ACCOUNT ASSETS, such as the ability to exercise investment control over the assets. While we believe that the Policy does not give the Policy Owner investment control over the separate account assets, we reserve the right to modify the Policy as necessary to prevent a Policy Owner from being treated as the owner of the separate account assets supporting the Policy.

                        TAX TREATMENT OF POLICY BENEFITS

The remaining tax discussion assumes that the Policy qualifies as a life insurance contract for federal income tax purposes.

IN GENERAL

The Company believes that the DEATH BENEFIT UNDER THE POLICY WILL BE EXCLUDABLE FROM THE GROSS INCOME OF THE BENEFICIARY under IRC Section 101(a)(1); unless the Policy has been transferred for value and no exception to the transfer for value rules set forth in the IRC Section 101 (a) (2) applies.

In the case of employer-owned life insurance as defined in IRC Section 101(j), the amount excludable from gross income is limited to premiums paid unless the policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated or recently employed. There are also exceptions for policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the policy. These rules apply to policies issued August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the Death Benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of Death Benefits, it is advisable to consult tax counsel.

In addition, the Policy Owner will generally not be deemed to be in constructive receipt of the Cash Value, including increments thereof, until there is a distribution. (See discussion of "Modified Endowment Contracts" below.) Depending on the circumstances, the exchange of one life insurance policy for another, a change in the policy's face amount, a change in the policy's death benefit option, a payment of an increased level of premiums, a policy loan, a partial or full surrender, a lapse with outstanding Indebtedness, a change in ownership, or an assignment of the policy may have federal income tax consequences. Furthermore, such actions may have Federal gift and estate, as well as state and local tax consequences that will depend upon the financial situation and other circumstances of each owner or beneficiary. You should consult your tax or legal adviser for further advice on all tax issues.

THE TAX CONSEQUENCES OF DISTRIBUTION FROM, AND LOANS TAKEN FROM OR SECURED BY, A POLICY DEPEND ON WHETHER THE POLICY IS CLASSIFIED AS A "MODIFIED ENDOWMENT CONTRACT."

MODIFIED ENDOWMENT CONTRACTS

Special tax considerations apply to "Modified Endowment Contracts" (MEC). A MEC is defined under tax law as ANY POLICY THAT SATISFIES THE PRESENT DEFINITION OF A LIFE INSURANCE CONTRACT UNDER IRC SECTION 7702 BUT WHICH FAILS TO SATISFY A 7-PAY TEST SET FORTH IN IRC SECTION 7702A. A contract fails to satisfy the 7-pay test if the cumulative amount of premiums paid under the contract at any time during the first seven contract years exceeds the sum of the net level premiums that would have been paid on or before such time had the contract provided for paid-up future benefits after the payment of seven level annual premiums. If a material change in the contract occurs either during the first seven contract years, or later, a new seven-year testing period is begun to determine whether the policy constitutes a MEC. A decrease to the stated amount of the Policy may cause a re-test under the 7-pay test and could cause your Policy to become a MEC. Tax regulations or other guidance will be needed to fully define those transactions that are material changes.

Any POLICY ISSUED IN EXCHANGE FOR A MEC will be subject to the tax treatment accorded to MECs. However, the Company believes that any policy received in exchange for a life insurance contract that is not a MEC will generally not be treated as a MEC if the face amount of the policy is greater than or equal to the death benefit of the policy being exchanged. The payment of any premiums at the time of or after the exchange may, however, cause the policy to become a MEC.

LOANS AND PARTIAL WITHDRAWALS from, as well as collateral assignments of, policies that are MECs will be treated as distributions to the policy owner for tax purposes. All pre-death distributions (including loans, partial withdrawals and collateral assignments) from MECs will be included in gross income on an income-first basis to the extent of any income in the policy (the contract value less the policy owner's investment in the policy) immediately before the distribution.

The law also imposes an additional 10% TAX ON PRE-DEATH DISTRIBUTIONS (including loans, collateral assignments, partial withdrawals and complete surrenders) FROM MECS to the extent they are included in income, unless a specific exception to the penalty applies. The penalty does not apply to amounts which are distributed on or after the date on which the taxpayer attains age 59 1/2, because the taxpayer is disabled, or as substantially equal periodic payments over the taxpayer's life (or life expectancy) or over the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

If a Policy becomes a MEC, distributions that occur during the contract year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution made from a Policy that is not a MEC (and therefore not taxable at the time of the distribution) could later become taxable as a distribution from a MEC if due to subsequent changes to the Policy, it later becomes a MEC.

For purposes of applying the MEC rules, all MECs that are issued by the Company (or its affiliates) to the same owner during any calendar year will be treated as one MEC contract for purposes of determining the amount includable in the owner's gross income at the time of a distribution from any such contract.

The death benefit of a modified endowment contract remains excludable from the gross income of the beneficiary to the extent described above in "Tax Treatment of Policy Benefits." Furthermore, no part of the investment growth of the cash value of a MEC is includable in the gross income of the owner unless the contract matures, is distributed or partially surrendered, is pledged, collaterally assigned, or borrowed against, or otherwise terminates with income in the contract prior to death. A full surrender of a MEC after age 59 1/2 will have the same tax consequences as life insurance policies generally as described above in "Tax Treatment of Policy Benefits."

Due to the complexity of the MEC tax rules, a policy owner should consult a qualified tax or legal adviser as to the potential MEC consequences before taking any actions with respect to the Policy.

DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACTS

Distributions from a policy that is not classified as a modified endowment contract are generally TREATED AS FIRST RECOVERING THE INVESTMENT IN THE POLICY (DESCRIBED BELOW) AND THEN, ONLY AFTER THE RETURN OF ALL SUCH INVESTMENT IN THE POLICY, AS DISTRIBUTING TAXABLE INCOME. An exception to this general rule occurs in the cases of a partial surrender, a decrease in the face amount, or any other change that reduces benefits under the policy in the first 15 years after the policy is issued where, as a result of that action, a cash distribution to the owner is made by the Company in order for the policy to continue complying with the IRC Section 7702 definitional limits. In that case, such distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the policy) under rules prescribed in IRC Section 7702.

Loans from, or secured by, a policy that is not a MEC are generally not treated as taxable distributions. Instead, such loans are generally treated as indebtedness of the owner. However, the tax consequences of some Policy loans are uncertain. You should consult a tax or legal adviser as to those consequences. Upon a complete surrender or lapse of a policy that is not a MEC, or when benefits are paid at such a policy's maturity date, if the amount received plus the amount of indebtedness discharged exceeds the total investment in the policy, the excess generally will be treated as ordinary income subject to tax.

Finally, neither distributions (including distributions upon surrender or lapse) nor loans from or secured by, a policy that is not a MEC, are subject to the 10 percent additional tax previously referred to above regardless of when they are made. Certain changes to the policy may cause the policy to become a MEC. Therefore, a policy owner should consult a tax or legal advisor before effecting any change to a policy that is not a modified endowment contract.

TREATMENT OF LOAN INTEREST

If there is any borrowing under which the Policy is pledged as security or otherwise serves as collateral, the interest paid on loans will generally not be tax deductible.

INVESTMENT IN THE POLICY

Investment in the policy means (i) the aggregate amount of any premiums or other consideration paid for a policy, minus (ii) the aggregate amount received under the Policy which is excluded from the gross income of the owner (except that the amount of any loan from, or secured by, a policy that is a MEC, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any loan from, or secured by, a policy that is a MEC to the extent that such amount is included in the gross income of the owner.

BUSINESS USES OF POLICY

Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. In the case of a business owned Policy, the provisions of IRC Section 101(j) may limit the amount of the Death Benefit excludable from gross income unless a specified exception applies and a notice and consent requirement is satisfied, as discussed above. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax or legal adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses and the IRS has recently issued new guidelines on split dollar arrangements. Furthermore there have been recent proposals to restrict the tax advantages of corporate owned life insurance that are currently under considerations by Congress. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax or legal adviser.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to Policy Owners since the Company is the owner of the assets from which the tax benefits are derived.

                            OTHER TAX CONSIDERATIONS

--------------------------------------------------------------------------------

The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a Beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the owner may have generation skipping transfer tax consequences under federal tax law. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

                               INSURABLE INTEREST

The Policy Owner must have an insurable interest in the life of the Insured in order for the Policy to be valid under applicable state law and for the Policy to be treated as a life insurance policy for federal income tax purposes. State laws on this subject vary widely, but typically require that the Policy Owner have a lawful and substantial economic interest in the continued life of the person insured, which interest must exist at the time the insurance is procured, but not necessarily at the time of the Insured's death. If no recognized insurable interest exists in a given situation, the Policy may be deemed void as against public policy under the state law and not entitled to treatment as a life insurance contract for federal income tax purposes. It is the responsibility of the Policy Owner, not the life insurance carrier, to determine the existence of insurable interest in the life of the Insured under applicable state law.

                           THE COMPANY'S INCOME TAXES

The Company is taxed as a life insurance company under federal income tax law. Presently, the Company does not expect to incur any income tax on the earnings or the realized capital gains retained to meet the Company's obligations under the Policy. Based on these expectations, no charge is being made currently to the income of the Separate Account for federal income taxes that may be attributable to the Separate Account. However, the Company may assess a charge against the Investment Options for federal income taxes in the event that the Company incurs income or other tax liability attributable to the Separate Account under future tax law.

Under present laws, the Company may incur state and local taxes in certain states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, charges may be made for such taxes (including such taxes), if any, attributable to the Separate Account.

                             ALTERNATIVE MINIMUM TAX

Please consult your tax or legal adviser for alternative minimum tax rules as they may impact your Policy.

                           DISTRIBUTION & COMPENSATION

--------------------------------------------------------------------------------

                                  DISTRIBUTION

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. The Company has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. Prior to October 20, 2006, the principal underwriter and distributor was MLI Distribution LLC, which merged with and into MLIDC on that date. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable life insurance policies and variable annuity contracts issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Policies (e.g., commissions payable to retail broker-dealers who sell the Policies). MLIDC does not retain any fees under the Policies; however, MLIDC may receive 12b-1 fees from the Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange

Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority ("FINRA"). An investor brochure that includes information describing FINRA's Public Disclosure Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of FINRA, and with entities that may offer the Policies but are exempt from registration. Applications for the Policy are solicited by registered representatives who are associated persons of such broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable life insurance products. The Company intends to offer the Policy in all jurisdictions where it is licensed to do business and where the Policy is approved. The Policies are offered on a continuous basis.

We or our affiliates pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all premiums allocated to the American Funds Global Growth Fund, the American Funds Growth Fund and the American Funds Growth-Income Fund for services it provides in marketing the Fund's shares in connection with the Policy.

                                  COMPENSATION

Broker-dealers having selling agreements with MLIDC and/or the Company are paid compensation for the promotion and sale of the Policies. Registered representatives who solicit sales of the Policy typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

Compensation paid on the Policies, as well as other incentives or payments, are not assessed as an additional direct charge to Policy owners or the Separate Account. Instead, you indirectly pay for sales and distribution expenses through overall charges and fees assessed under your Policy. For example, any profits the Company may realize through assessing the mortality and expense risk charge under your Policy may be used to pay for sales and distribution expenses. The Company may also pay for sales and distribution expenses out of any payments the Company or MLIDC may receive from the Funds for providing administrative, marketing and other support and services to the Funds.

Compensation is a factor in setting pricing under the Policies, and as disclosed in the "Modification, Reserved Rights and Other Charges" sub-section of this prospectus, the Company has the ability to customize pricing in relation to the compensation payable to distributors for particular cases and the payments anticipated to be received for providing administrative, marketing and other support and services to the Funds.

We generally pay compensation as a percentage of Premium Payments invested in the Policy ("commissions"). In addition, we pay periodic asset-based commission based on all or a portion of the Policy Value. To the extent permitted by FINRA rules and other applicable laws and regulations, MLIDC may pay or allow other promotional incentives or payments in the form of cash or other compensation. The amount and timing of overall compensation, which includes both commissions and the additional compensation as outlined above, may vary depending on the selling and other agreements in place. The additional compensation or reimbursement we pay to certain broker-dealers may be paid in the form of flat fees. However, these payments may be represented as a percentage of expected premium payments. When these additional payments are taken into account, the amount of overall compensation, including both commissions and additional compensation as outlined below, is not expected to exceed 99% of the target premium and 4% of excess premium paid in the first Policy Year. The maximum compensation payable will not exceed 27% of the annual renewable premium paid after Policy Year 1. The preceding expected maximum overall compensation rates are based on the assumption that the broker-dealers who have selling agreements with MLIDC will have clients that make a certain minimum amount of premium payments over the course of the year. If this assumption proves to be inaccurate, the actual overall compensation rates may be higher than the preceding expected maximum overall compensation rates.

SALE OF VARIABLE LIFE POLICIES BY ENTITIES HAVING OTHER CONTRACTUAL RELATIONSHIPS WITH THE COMPANY. The Company and MLIDC have entered into selling agreements with certain broker-dealer firms that have an affiliate that acts as investment adviser to one or more of the Funds which may be offered under the Policies. These investment advisory firms include Fidelity Management & Research Company, Morgan Stanley Investment Advisers Inc., Merrill Lynch Investment Managers, L.P., ClearBridge Asset Management, Inc. and Smith Barney Fund Management, MetLife Investment Funds Management LLC, MetLife Advisers, LLC and Met Investors Advisory LLC. MetLife Investment Funds Management LLC, MetLife Advisers, LLC and Met Investors Advisory LLC are affiliates of the Company. Registered representatives of broker-dealer firms with an affiliated company acting as an adviser or a sub-adviser may favor these Funds when offering the Policies.

SALE OF VARIABLE LIFE INSURANCE BY AFFILIATES OF THE COMPANY. The Company and MLIDC may offer the Policies through retail broker-dealers that are affiliates of the Company, including Tower Square Securities, Inc., MetLife Securities, Inc., Walnut Street Securities, Inc. and New England Securities Corporation. The compensation paid to affiliated broker-dealer firms for sales of the Policies is generally not expected to exceed, on a present value basis, the percentages described above. These broker-dealer firms pay their registered representatives all or a portion of the commissions received for their sales of Policies; some firms may retain a portion of commissions. The amount the broker-dealer firms pass on to their registered representatives is determined in accordance with their internal compensation programs. These programs may also include other types of cash compensation, such as bonuses, equity awards (such as stock options), training allowances, supplementary salary, financing arrangements, marketing support, medical and other insurance benefits, retirement benefits, and other benefits. For registered representatives of certain affiliates, the amount of this additional cash compensation is based primarily on the amount of proprietary products sold and serviced by the representative. Proprietary products are those issued by the Company or its affiliates. The managers who supervise these registered representatives may also be entitled to additional cash compensation based on the sale of proprietary products by their representatives. Because the additional cash compensation paid to these registered representatives and their managers is primarily based on sales of proprietary products, these registered representatives and their managers have an incentive to favor the sale of proprietary products over other product issued by non-affiliates.

Registered representatives of our affiliate, MetLife Securities, Inc., receive cash payments for the products they sell and service based upon a 'gross dealer concession' model. The cash payment is equal to a percentage of the gross dealer concession. For MetLife representatives other than those in our MetLife Resources (MLR) Division, the percentage is determined by a formula that takes into consideration the amount of premiums and purchase payments applied to proprietary products that the registered representative sells and services. The percentage could be as high as 100%. (MLR registered representatives receive compensation based upon premiums and purchase payments applied to all products sold and serviced by the representative.) In addition, all MetLife registered representatives are entitled to the additional compensation described above based on sales of proprietary products. Because sales of proprietary products are a factor in determining the percentage of gross dealer concession and/or the amount of additional compensation to which MetLife registered representatives are entitled, they have an incentive to favor the sale of proprietary products. In addition, because their sales managers' compensation is based on the sales made by the representatives they supervise, these sales managers also have an incentive to favor the sale of proprietary products.

The Company's affiliates also offer their registered representatives and their managers non-cash compensation incentives, such as conferences, trips, prizes and awards. Other non-cash compensation payments may be made for other services that are not directly related to the sale of products. These payments may include support services in the form of recruitment and training of personnel, production of promotional materials and similar services.

PREFERRED DISTRIBUTION ARRANGEMENTS. The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on: aggregate, net or anticipated sales of the Policies; total assets attributable to sales of the Policies by registered representatives of the broker-dealer firm; the length of time that a Policy owner has owned the Policy; meeting certain sales thresholds; and/or actual or anticipated overhead expenses incurred by the broker-dealer firms in offering the Policies and other variable insurance products offered by the Company or its affiliates. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representative to favor the Company's products. The Company and MLIDC have entered into preferred distribution arrangements with their affiliate Tower Square Securities, Inc., as well as with the unaffiliated broker-dealer firms identified in the Statement of Additional Information. The Company and MLIDC may enter into similar arrangements with their other affiliates New England Securities Corporation, MetLife Securities, Inc. and Walnut Street Securities, Inc. See the Statement of Additional Information -- "UNDERWRITING AND DISTRIBUTION AGREEMENTS" for a list of the broker-dealer firms that received such compensation during 2007, as well as the range of additional compensation paid.

                            OTHER POLICY INFORMATION

--------------------------------------------------------------------------------

                              VALUATION AND PAYMENT

You may send your written requests for payment to our Home Office. We ordinarily pay any proceeds, loan amounts, or surrender or partial surrender proceeds in a lump-sum within seven days after receipt at our Home Office of all the documents required for such a payment. Other than the Death Benefit proceeds, which we determine as of the date of the Insured's death, the amount we pay is as of the end of the Valuation Period during which our Home Office receives all required documents. We may pay our Death Benefit proceeds in a lump-sum or under an optional payment plan.

               SUSPENSION OF VALUATION AND POSTPONEMENT OF PAYMENT

We reserve the right to suspend valuation and postpone payment of any surrender, partial surrender, policy loan, or death benefit proceeds that involves a determination of Cash Value in the Separate Account in any case whenever:

     (1) the New York Stock Exchange or any stock exchange in which a Fund invests is closed (except for customary weekend and holiday closings) or trading on the New York Stock Exchange or other stock exchange is restricted as determined by the SEC or equivalent authority; or

     (2) the SEC has determined that a state of emergency exists so that valuation of the assets in a Fund or disposal of securities is not reasonably practicable.

Allocations and transfers to, and deductions and transfers from, a Fund may be postponed as described in (1) and (2) above. We reserve the right to suspend or postpone the date of any payment of any benefit or values (including the payments of cash surrenders and policy loans) for up to six months when Cash Value is being withdrawn from the Fixed Account.

We may also withhold payment of surrender, withdrawal or loan proceeds if any portion of those proceeds would be derived from a Policy Owner's check or pre-authorized checking account deduction that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Policy Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Policy Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

                                POLICY STATEMENTS

We will maintain all records relating to the Separate Account, the Investment Options and the Fixed Account. At least once each Policy Year, we will send you a statement showing:

     -    the Cash Value, Stated Amount and Amount Insured

     -    the date and amount of each Premium Payment

     -    the date and amount of each Monthly Deduction

     - the amount of any Outstanding Loan as of the date of the statement, and the amount of any loan interest charged on the Loan Account

     - the date and amount of any partial surrenders and the amount of any partial surrender charges or decrease of Stated Amount charges

     -    the annualized cost of any Riders purchased under the Policy and

     - a reconciliation since the last report of any change in Cash Value and Cash Surrender Value.

We will also send any other reports required by any applicable state or federal laws or regulations.

                LIMITS ON RIGHT TO CONTEST AND SUICIDE EXCLUSION

The Company may not contest the validity of the Policy after it has been in effect during the Insured's lifetime for two years from the Issue Date. Subject to state law, if the Policy is reinstated, the two-year period will be measured from the date of reinstatement. Each requested increase in Stated Amount is contestable for two years from its effective date (subject to state law). In addition, if the Insured commits suicide during the two-year period following issue while sane or insane (subject to state law) the Death Benefit will be limited to the premiums paid less (i) the amount of any partial surrender and
(ii) the amount of any Outstanding Loan. During the two-year period following an increase, the portion of the Death Benefit attributable to the increase in the case of suicide will be limited to an amount equal to the Deduction Amount paid for such increase (subject to state law) and if the policy is reinstated, the two-year period will be measured from the date of reinstatement.

                         MISSTATEMENT AS TO SEX AND AGE

If there has been a misstatement with regard to sex or age, benefits payable will be adjusted to what the Policy would have provided with the corrected information. You may file proof of age at any time at our Home Office.

                                 POLICY CHANGES

At any time, we may make such changes to your Policy as are necessary to assure compliance with the definition of life insurance prescribed in the Code. We may amend your Policy to conform with any law or regulation issued by any government agency to which it is subject. Only our officers have the right to change the Policy. No agent has the authority to change the Policy or waive any of its terms. Each endorsement, amendment, or rider must be signed by an officer of the Company to be valid. As required by law, we will notify you of any Policy changes.

                     RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Policy Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Policy to government regulators.

                                LEGAL PROCEEDINGS

--------------------------------------------------------------------------------

In the ordinary course of business, the Company, similar to other insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect on the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the applicable Policy.

                              FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

The financial statements of the Separate Account and the Company are in the applicable Statement of Additional Information. The financial statements of the Company should be considered only as bearing upon its ability to meet its obligations under the Policies.

                         ILLUSTRATION OF POLICY BENEFITS

--------------------------------------------------------------------------------

In order to help you understand how your Policy values would vary over time under different sets of assumptions, we will provide you with certain illustrations upon request. These will be based on the age and insurance risk characteristics of the insured under your Policy and such factors as the specified face amount, death benefit option, premium payment amounts and rates of return (within limits) that you request. You can request such illustrations at any time. We have included an example of such an illustration as Appendix E to this prospectus. We reserve the right to charge $15.00 for illustrations. However, we do not currently impose this fee.

                                   APPENDIX A

--------------------------------------------------------------------------------

                GLOSSARY OF TERMS USED THROUGHOUT THIS PROSPECTUS

ACCUMULATION UNIT -- a standard of measurement used to calculate the value of the Investment Options.

AGE -- the Insured's age as of his or her last birthday.

AMOUNT INSURED -- under Option 1, the Amount Insured will be equal to the Stated Amount of the Policy or, if greater, a specified multiple of Cash Value (the "Minimum Amount Insured"). Under Option 2 the Amount Insured will be equal to the Stated Amount of the Policy plus the Cash Value (determined as of the date of the Insured's death) or, if greater, the Minimum Amount Insured.

BENEFICIARY (IES) -- the person(s) named to receive the Death Benefit of this Policy after the death of the Insured.

CASH SURRENDER VALUE -- the Cash Value less any Outstanding Loans and applicable surrender charges.

CASH VALUE -- the sum of the accumulated value held in the Investment Options plus the Loan Account value and the Fixed Account value.

CODE -- the Internal Revenue Code.

COMPANY (ISSUING COMPANY) -- MetLife Insurance Company of Connecticut.

COMPANY'S HOME OFFICE -- the Company's home offices located at One Cityplace, 185 Asylum Street, Hartford, Connecticut 06103-3415.

COST OF INSURANCE CHARGE -- a charge that reflects the anticipated mortality of the Insured.

DEATH BENEFIT -- the amount payable to the Beneficiary if this Policy is in force upon the death of the Insured.

DEDUCTION DATE (OR DAY) -- the day in each Policy Month on which the Monthly Deduction Amount is deducted from the Policy's Cash Value.

FIXED ACCOUNT -- part of the General Account of the Company.

FUND -- (see Mutual Fund.)

GENERAL ACCOUNT -- an account that consists of the Company's assets other than those held in any separate account.

INITIAL PREMIUM PAYMENT -- the first Premium Payment made under the Policy.

INSURANCE COMPANY -- MetLife Insurance Company of Connecticut.

INSURED -- the person whose life is insured under the Policy.

INVESTMENT OPTIONS -- the segments of the Separate Account to which you may allocate Premium Payments or Cash Value. Each Investment Option invests directly in a corresponding Mutual Fund.

INVESTMENT OPTION DEDUCTION -- the charge we deduct from each Investment Option to cover our mortality and expense risk charges and administrative charges. It is shown on the Policy Summary.

ISSUE DATE -- the date on which the Company issues the Policy for delivery to the Policy Owner.

ISSUING COMPANY -- MetLife Insurance Company of Connecticut or, for Policies issued prior to December 7, 2007, the Issuing Company may have been MetLife Life and Annuity Company of Connecticut. The name of the Issuing Company appears on your Policy.

LOAN ACCOUNT -- an account in the Company's General Account to which we transfer the amount of any Policy Loan, and to which we credit a fixed rate of interest.

MATURITY BENEFIT -- an amount equal to the Policy's Cash Value, less any Outstanding Loan or unpaid Monthly Deduction Amount or amounts payable to an assignee, payable to the Policy Owner if the Insured is living on the Maturity Date.

MATURITY DATE -- the anniversary of the Policy Date on which the Insured is age 100.

MINIMUM AMOUNT INSURED -- the amount of Death Benefit required for this Policy to qualify as life insurance under federal tax law. It is a stated percentage of Cash Value determined as of the first day of the Policy Month and is shown in the Policy.

MONTHLY DEDUCTION AMOUNT -- the amount of charges deducted from the Policy's Cash Value, which includes cost of insurance charges, administrative charges, and any charges for benefits associated with any Rider(s).

MUTUAL FUND (OR FUND) -- a registered open-end management investment company or a series thereof that corresponds to an Investment Option. Each Investment Option invests directly in a Mutual Fund of the same name.

NET AMOUNT AT RISK -- the Death Benefit minus the Cash Value at the beginning of each Policy Month.

NET PREMIUM PAYMENT -- the amount of each Premium Payment, minus the deduction of any sales expense charges, Premium Taxes or Deferred Acquisition Cost Charges as shown on the Policy Summary.

OUTSTANDING LOAN -- the amount owed the Company as a result of policy loans including both principal and accrued interest.

PLANNED PREMIUM -- the amount of premium which the Policy Owner chooses to pay to the Company on a scheduled basis, and for which the Company will bill the Policy Owner.

POLICY --MetLife Variable Life, an individual variable flexible premium life insurance policy.

POLICY ANNIVERSARY -- an anniversary of the Policy Date.

POLICY DATE -- the date shown on the Policy Summary from which we begin charging the Monthly Deduction Amount and use to determine administrative transactions on the Policy (e.g., Deduction Days, Policy Years).

POLICY MONTH -- twelve one-month periods during the Policy Year, each of which begins on the Policy Date or the Deduction Day.

POLICY OWNER(S) (YOU, YOUR OR OWNER) -- the person(s) having rights to benefits under the Policy during the lifetime of the Insured; the Policy Owner may or may not be the Insured.

POLICY YEARS -- each successive twelve-month period; the first beginning with the Policy Date.

PREMIUM ALLOCATION INSTRUCTIONS -- the instructions you provide us to allocate your Premium Payments among the Investment Options and/or Fixed Account. You may change your Premium Allocation Instructions by written direction.

PREMIUM PAYMENT -- the amounts you send us to be applied to your Policy.

RIDERS -- supplemental insurance benefits offered under the Policy. There are additional charges associated with some Riders.

SEPARATE ACCOUNT(S) -- assets set aside by the Company, the investment performance of which is kept separate from that of other assets of the Company.

STATED AMOUNT -- the amount selected by the Policy Owner used to determine the Death Benefit, which may be increased or decreased as described in the Policy.

TERM AMOUNT -- The amount of insurance provided by the Rider.

UNDERWRITING PERIOD -- the time period from when we receive a completed Application until the Issue Date.

VALUATION DATE -- a day on which the Separate Account is valued. A Valuation Date is any day on which the New York Stock Exchange is open for trading. The value of Accumulation Units will be determined as of the close of trading on the New York Stock Exchange.

VALUATION PERIOD -- the period between the close of business on successive Valuation Dates.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX B

--------------------------------------------------------------------------------

                     ADDITIONAL INFORMATION REGARDING FUNDS

CERTAIN FUNDS were subject to a merger, substitution or other change. The chart below identifies the former name and new name of each of these Funds, and, where applicable, the former name and new name of the trust of which the Fund is part.

FUND NAME CHANGES

                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Neuberger Berman Real Estate                   Clarion Global Real Estate
     Portfolio -- Class A                           Portfolio -- Class A
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Multiple          Legg Mason Partners Variable Capital
     Discipline Portfolio -- All Cap Growth         Portfolio
     and Value Portfolio


FUND MERGERS/REORGANIZATIONS
The following former Fund was merged with and into the new Fund and reorganized into a new Trust.

                 FORMER FUND                                      NEW FUND
---------------------------------------------  ---------------------------------------------
MET INVESTORS SERIES TRUST                     METROPOLITAN SERIES FUND, INC.
  MFS(R) Value Portfolio -- Class A            MFS(R) Value Portfolio -- Class A


FUND SUBSTITUTIONS
The following new Funds were substituted for the former Funds.

                 FORMER FUND                                      NEW FUND
---------------------------------------------  ---------------------------------------------
FIDELITY(R) VARIABLE INSURANCE PRODUCTS        MET INVESTORS SERIES TRUST
  Growth Portfolio -- Initial Class            Oppenheimer Capital Appreciation
                                                    Portfolio -- Class A
JANUS ASPEN SERIES                             METROPOLITAN SERIES FUND, INC.
  Worldwide Growth Portfolio -- Service        Oppenheimer Global Equity Portfolio -- Class
     Class(1)                                       B
DREYFUS VARIABLE INVESTMENT FUND               METROPOLITAN SERIES FUND, INC.
  Dreyfus VIF Appreciation                     Davis Venture Value Portfolio -- Class A
     Portfolio -- Initial Class
DREYFUS VARIABLE INVESTMENT FUND               METROPOLITAN SERIES FUND, INC.
  Dreyfus VIF Developing Leaders               T. Rowe Price Small Cap Growth
     Portfolio -- Initial Class                     Portfolio -- Class B
FRANKLIN TEMPLETON VARIABLE INSURANCE          MET INVESTORS SERIES TRUST
  PRODUCTS TRUST
  Templeton Developing Markets Securities      MFS(R) Emerging Markets Equity
     Fund -- Class 2(2)                             Portfolio -- Class B
VAN KAMPEN LIFE INVESTMENT TRUST               METROPOLITAN SERIES FUND, INC.
  Strategic Growth Portfolio -- Class I        Jennison Growth Portfolio -- Class A
PUTNAM VARIABLE TRUST                          MET INVESTORS SERIES TRUST
  Putnam VT Discovery Growth Fund -- Class IB  Van Kampen Mid Cap Growth Portfolio -- Class
                                                    B


1 Policies issued prior to 5/1/01 were substituted for Class A shares of the Oppenheimer Global Equity Portfolio. Policies issued on or after 5/1/01 were substituted for Class B shares of the Oppenheimer Global Equity Portfolio.

2 Policies issued prior to 5/3/04 were substituted for Class A shares of the MFS Emerging Markets Equity Portfolio. Policies issued on or after 5/3/04 were substituted for Class B shares of the MFS Emerging Markets Equity Portfolio.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX C

--------------------------------------------------------------------------------

SURRENDER PENALTIES PER THOUSAND OF STATED AMOUNT AND INCREASES IN STATED AMOUNT
               (FOR ALL POLICIES EXCEPT THOSE ISSUED IN NEW YORK)


                              DURATION
ISSUE --------------------------------------------------------
 AGE    1     2     3     4     5     6     7     8    9   10
----- ----- ----- ----- ----- ----- ----- ----- ---- ---- ----
0     2.04  1.84  1.63  1.43  1.22  1.02  0.82  0.61 0.41 0.20
1     2.04  1.84  1.63  1.43  1.22  1.02  0.82  0.61 0.41 0.20
2     2.04  1.84  1.63  1.43  1.22  1.02  0.82  0.61 0.41 0.20
3     2.04  1.84  1.63  1.43  1.22  1.02  0.82  0.61 0.41 0.20
4     2.04  1.84  1.63  1.43  1.22  1.02  0.82  0.61 0.41 0.20
5     2.19  1.97  1.75  1.53  1.31  1.10  0.88  0.66 0.44 0.22
6     2.19  1.97  1.75  1.53  1.31  1.10  0.88  0.66 0.44 0.22
7     2.21  1.99  1.77  1.55  1.33  1.11  0.88  0.66 0.44 0.22
8     2.23  2.01  1.78  1.56  1.34  1.12  0.89  0.67 0.45 0.22
9     2.26  2.03  1.81  1.58  1.36  1.13  0.90  0.68 0.45 0.23
10    2.39  2.15  1.91  1.67  1.43  1.20  0.96  0.72 0.48 0.24
11    2.46  2.21  1.97  1.72  1.48  1.23  0.98  0.74 0.49 0.25
12    2.54  2.29  2.03  1.78  1.52  1.27  1.02  0.76 0.51 0.25
13    2.65  2.39  2.12  1.86  1.59  1.33  1.06  0.80 0.53 0.27
14    2.75  2.48  2.20  1.93  1.65  1.38  1.10  0.83 0.55 0.28
15    2.76  2.48  2.21  1.93  1.66  1.38  1.10  0.83 0.55 0.28
16    2.77  2.49  2.22  1.94  1.66  1.39  1.11  0.83 0.55 0.28
17    2.79  2.51  2.23  1.95  1.67  1.40  1.12  0.84 0.56 0.28
18    2.82  2.54  2.26  1.97  1.69  1.41  1.13  0.85 0.56 0.28
19    2.90  2.61  2.32  2.03  1.74  1.45  1.16  0.87 0.58 0.29
20    2.86  2.57  2.29  2.00  1.72  1.43  1.14  0.86 0.57 0.29
21    2.93  2.64  2.34  2.05  1.76  1.47  1.17  0.88 0.59 0.29
22    2.99  2.69  2.39  2.09  1.79  1.50  1.20  0.90 0.60 0.30
23    3.04  2.74  2.43  2.13  1.82  1.52  1.22  0.91 0.61 0.30
24    3.06  2.75  2.45  2.14  1.84  1.53  1.22  0.92 0.61 0.31
25    3.08  2.77  2.46  2.16  1.85  1.54  1.23  0.92 0.62 0.31
26    3.14  2.83  2.51  2.20  1.88  1.57  1.26  0.94 0.63 0.31
27    3.25  2.93  2.60  2.28  1.95  1.63  1.30  0.98 0.65 0.33
28    3.37  3.03  2.70  2.36  2.02  1.69  1.35  1.01 0.67 0.34
29    3.47  3.12  2.78  2.43  2.08  1.74  1.39  1.04 0.69 0.35
30    3.49  3.14  2.79  2.44  2.09  1.75  1.40  1.05 0.70 0.35
31    3.64  3.28  2.91  2.55  2.18  1.82  1.46  1.09 0.73 0.36
32    3.78  3.40  3.02  2.65  2.27  1.89  1.51  1.13 0.76 0.38
33    3.92  3.53  3.14  2.74  2.35  1.96  1.57  1.18 0.78 0.39
34    4.08  3.67  3.26  2.86  2.45  2.04  1.63  1.22 0.82 0.41
35    4.19  3.77  3.35  2.93  2.51  2.10  1.68  1.26 0.84 0.42
36    4.43  3.99  3.54  3.10  2.66  2.22  1.77  1.33 0.89 0.44
37    4.66  4.19  3.73  3.26  2.80  2.33  1.86  1.40 0.93 0.47
38    4.91  4.42  3.93  3.44  2.95  2.46  1.96  1.47 0.98 0.49
39    5.14  4.63  4.11  3.60  3.08  2.57  2.06  1.54 1.03 0.51
40    5.69  5.12  4.55  3.98  3.41  2.85  2.28  1.71 1.14 0.57
41    6.05  5.45  4.84  4.24  3.63  3.03  2.42  1.82 1.21 0.61
42    6.41  5.77  5.13  4.49  3.85  3.21  2.56  1.92 1.28 0.64
43    6.76  6.08  5.41  4.73  4.06  3.38  2.70  2.03 1.35 0.68
44    7.13  6.42  5.70  4.99  4.28  3.57  2.85  2.14 1.43 0.71
45    7.18  6.46  5.74  5.03  4.31  3.59  2.87  2.15 1.44 0.72
46    7.66  6.89  6.13  5.36  4.60  3.83  3.06  2.30 1.53 0.77
47    8.14  7.33  6.51  5.70  4.88  4.07  3.26  2.44 1.63 0.81
48    8.63  7.77  6.90  6.04  5.18  4.32  3.45  2.59 1.73 0.86
49    9.11  8.20  7.29  6.38  5.47  4.56  3.64  2.73 1.82 0.91
50    10.00 9.00  8.00  7.00  6.00  5.00  4.00  3.00 2.00 1.00
51    10.67 9.60  8.54  7.47  6.40  5.34  4.27  3.20 2.13 1.07
52    11.35 10.22 9.08  7.95  6.81  5.68  4.54  3.41 2.27 1.14
53    12.02 10.82 9.62  8.41  7.21  6.01  4.81  3.61 2.40 1.20
54    12.70 11.43 10.16 8.89  7.62  6.35  5.08  3.81 2.54 1.27
55    13.01 11.71 10.41 9.11  7.81  6.51  5.20  3.90 2.60 1.30

SURRENDER PENALTIES PER THOUSAND OF STATED AMOUNT AND INCREASES IN STATED AMOUNT
         (FOR ALL POLICIES EXCEPT THOSE ISSUED IN NEW YORK) (CONTINUED)

                              DURATION
ISSUE --------------------------------------------------------
 AGE    1     2     3     4     5     6     7     8    9   10
----- ----- ----- ----- ----- ----- ----- ----- ---- ---- ----
56    13.99 12.59 11.19 9.79  8.39  7.00  5.60  4.20 2.80 1.40
57    14.97 13.47 11.98 10.48 8.98  7.49  5.99  4.49 2.99 1.50
58    15.96 14.36 12.77 11.17 9.58  7.98  6.38  4.79 3.19 1.60
59    16.93 15.24 13.54 11.85 10.16 8.47  6.77  5.08 3.39 1.69
60    17.91 16.12 14.33 12.54 10.75 8.96  7.16  5.37 3.58 1.79
61    19.52 17.57 15.62 13.66 11.71 9.76  7.81  5.86 3.90 1.95
62    21.12 19.01 16.90 14.78 12.67 10.56 8.45  6.34 4.22 2.11
63    22.73 20.46 18.18 15.91 13.64 11.37 9.09  6.82 4.55 2.27
64    24.34 21.91 19.47 17.04 14.60 12.17 9.74  7.30 4.87 2.43
65    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
66    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
67    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
68    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
69    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
70    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
71    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
72    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
73    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
74    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
75    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
76    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
77    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
78    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
79    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
80    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
81    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
82    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
83    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
84    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
85    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54

                                   APPENDIX D

--------------------------------------------------------------------------------

SURRENDER PENALTIES PER THOUSAND OF STATED AMOUNT AND INCREASES IN STATED AMOUNT
                     (FOR POLICIES ISSUED IN NEW YORK ONLY)


                              DURATION
ISSUE --------------------------------------------------------
 AGE    1     2     3     4     5     6     7     8    9   10
----- ----- ----- ----- ----- ----- ----- ----- ---- ---- ----
0     2.04  1.84  1.63  1.43  1.22  1.02  0.82  0.61 0.41 0.20
1     2.04  1.84  1.63  1.43  1.22  1.02  0.82  0.61 0.41 0.20
2     2.04  1.84  1.63  1.43  1.22  1.02  0.82  0.61 0.41 0.20
3     2.04  1.84  1.63  1.43  1.22  1.02  0.82  0.61 0.41 0.20
4     2.04  1.84  1.63  1.43  1.22  1.02  0.82  0.61 0.41 0.20
5     2.19  1.97  1.75  1.53  1.31  1.10  0.88  0.66 0.44 0.22
6     2.19  1.97  1.75  1.53  1.31  1.10  0.88  0.66 0.44 0.22
7     2.21  1.99  1.77  1.55  1.33  1.11  0.88  0.66 0.44 0.22
8     2.23  2.01  1.78  1.56  1.34  1.12  0.89  0.67 0.45 0.22
9     2.26  2.03  1.81  1.58  1.36  1.13  0.90  0.68 0.45 0.23
10    2.39  2.15  1.91  1.67  1.43  1.20  0.96  0.72 0.48 0.24
11    2.46  2.21  1.97  1.72  1.48  1.23  0.98  0.74 0.49 0.25
12    2.54  2.29  2.03  1.78  1.52  1.27  1.02  0.76 0.51 0.25
13    2.65  2.39  2.12  1.86  1.59  1.33  1.06  0.80 0.53 0.27
14    2.75  2.48  2.20  1.93  1.65  1.38  1.10  0.83 0.55 0.28
15    2.76  2.48  2.21  1.93  1.66  1.38  1.10  0.83 0.55 0.28
16    2.77  2.49  2.22  1.94  1.66  1.39  1.11  0.83 0.55 0.28
17    2.79  2.51  2.23  1.95  1.67  1.40  1.12  0.84 0.56 0.28
18    2.82  2.54  2.26  1.97  1.69  1.41  1.13  0.85 0.56 0.28
19    2.90  2.61  2.32  2.03  1.74  1.45  1.16  0.87 0.58 0.29
20    2.86  2.57  2.29  2.00  1.72  1.43  1.14  0.86 0.57 0.29
21    2.93  2.64  2.34  2.05  1.76  1.47  1.17  0.88 0.59 0.29
22    2.99  2.69  2.39  2.09  1.79  1.50  1.20  0.90 0.60 0.30
23    3.04  2.74  2.43  2.13  1.82  1.52  1.22  0.91 0.61 0.30
24    3.06  2.75  2.45  2.14  1.84  1.53  1.22  0.92 0.61 0.31
25    3.08  2.77  2.46  2.16  1.85  1.54  1.23  0.92 0.62 0.31
26    3.14  2.83  2.51  2.20  1.88  1.57  1.26  0.94 0.63 0.31
27    3.25  2.93  2.60  2.28  1.95  1.63  1.30  0.98 0.65 0.33
28    3.37  3.03  2.70  2.36  2.02  1.69  1.35  1.01 0.67 0.34
29    3.47  3.12  2.78  2.43  2.08  1.74  1.39  1.04 0.69 0.35
30    3.49  3.14  2.79  2.44  2.09  1.75  1.40  1.05 0.70 0.35
31    3.64  3.28  2.91  2.55  2.18  1.82  1.46  1.09 0.73 0.36
32    3.78  3.40  3.02  2.65  2.27  1.89  1.51  1.13 0.76 0.38
33    3.92  3.53  3.14  2.74  2.35  1.96  1.57  1.18 0.78 0.39
34    4.08  3.67  3.26  2.86  2.45  2.04  1.63  1.22 0.82 0.41
35    4.19  3.77  3.35  2.93  2.51  2.10  1.68  1.26 0.84 0.42
36    4.43  3.99  3.54  3.10  2.66  2.22  1.77  1.33 0.89 0.44
37    4.66  4.19  3.73  3.26  2.80  2.33  1.86  1.40 0.93 0.47
38    4.91  4.42  3.93  3.44  2.95  2.46  1.96  1.47 0.98 0.49
39    5.14  4.63  4.11  3.60  3.08  2.57  2.06  1.54 1.03 0.51
40    5.69  5.12  4.55  3.98  3.41  2.85  2.28  1.71 1.14 0.57
41    6.05  5.45  4.84  4.24  3.63  3.03  2.42  1.82 1.21 0.61
42    6.41  5.77  5.13  4.49  3.85  3.21  2.56  1.92 1.28 0.64
43    6.76  6.08  5.41  4.73  4.06  3.38  2.70  2.03 1.35 0.68
44    7.13  6.42  5.70  4.99  4.28  3.57  2.85  2.14 1.43 0.71
45    7.18  6.46  5.74  5.03  4.31  3.59  2.87  2.15 1.44 0.72
46    7.66  6.89  6.13  5.36  4.60  3.83  3.06  2.30 1.53 0.77
47    8.14  7.33  6.51  5.70  4.88  4.07  3.26  2.44 1.63 0.81
48    8.63  7.77  6.90  6.04  5.18  4.32  3.45  2.59 1.73 0.86
49    9.11  8.20  7.29  6.38  5.47  4.56  3.64  2.73 1.82 0.91
50    10.00 9.00  8.00  7.00  6.00  5.00  4.00  3.00 2.00 1.00
51    10.67 9.60  8.54  7.47  6.40  5.34  4.27  3.20 2.13 1.07
52    11.35 10.22 9.08  7.95  6.81  5.68  4.54  3.41 2.27 1.14
53    12.02 10.82 9.62  8.41  7.21  6.01  4.81  3.61 2.40 1.20
54    12.70 11.43 10.16 8.89  7.62  6.35  5.08  3.81 2.54 1.27
55    13.01 11.71 10.41 9.11  7.81  6.51  5.20  3.90 2.60 1.30

SURRENDER PENALTIES PER THOUSAND OF STATED AMOUNT AND INCREASES IN STATED AMOUNT
               (FOR POLICIES ISSUED IN NEW YORK ONLY) (CONTINUED)

                              DURATION
ISSUE --------------------------------------------------------
 AGE    1     2     3     4     5     6     7     8    9   10
----- ----- ----- ----- ----- ----- ----- ----- ---- ---- ----
56    13.99 12.59 11.19 9.79  8.39  7.00  5.60  4.20 2.80 1.40
57    14.97 13.47 11.98 10.48 8.98  7.49  5.99  4.49 2.99 1.50
58    15.96 14.36 12.77 11.17 9.58  7.98  6.38  4.79 3.19 1.60
59    16.20 13.77 11.34 10.53 9.72  8.10  6.48  4.86 3.24 1.62
60    16.30 13.86 11.41 10.60 9.78  8.15  6.52  4.89 3.26 1.63
61    16.50 14.03 11.55 10.73 9.90  8.25  6.60  4.95 3.30 1.65
62    16.70 14.20 11.69 10.86 10.02 8.35  6.68  5.01 3.34 1.67
63    16.90 14.37 11.83 10.99 10.14 8.45  6.76  5.07 3.38 1.69
64    17.20 14.62 12.04 11.18 10.32 8.60  6.88  5.16 3.44 1.72
65    17.40 14.79 12.18 11.31 10.44 8.70  6.96  5.22 3.48 1.74
66    17.70 15.05 12.39 11.51 10.62 8.85  7.08  5.31 3.54 1.77
67    18.00 15.30 12.60 11.70 10.80 9.00  7.20  5.40 3.60 1.80
68    18.40 15.64 12.88 11.96 11.04 9.20  7.36  5.52 3.68 1.84
69    18.80 15.98 13.16 12.22 11.28 9.40  7.52  5.64 3.76 1.88
70    19.50 16.58 13.65 12.68 11.70 9.75  7.80  5.85 3.90 1.95
71    20.50 17.43 14.35 13.33 12.30 10.25 8.20  6.15 4.10 2.05
72    21.70 18.45 15.19 14.11 13.02 10.85 8.68  6.51 4.34 2.17
73    23.00 19.55 16.10 14.95 13.80 11.50 9.20  6.90 4.60 2.30
74    24.40 20.74 17.08 15.86 14.64 12.20 9.76  7.32 4.88 2.44
75    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
76    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
77    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
78    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
79    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
80    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
81    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
82    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
83    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
84    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
85    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54

                                   APPENDIX E

--------------------------------------------------------------------------------

                           HYPOTHETICAL ILLUSTRATIONS

The following hypothetical illustrations are intended to illustrate how the Policy's Cash Value, Cash Surrender Value and Death Benefit change over time based on a representative insured's age and rating classification as well as a representative premium payment pattern. Each illustration assumes that all premium payments are invested in the Investment Options and Corresponding Funds, and none is invested in the Fixed Account. Each illustration assumes gross rates of returns for the Funds, before deduction of Fund charges, of 0%, 6% and 10%. The first example illustrates that the maximum Guaranteed Cost of Insurance Rates and policy administrative expense charge allowable under the Policy are charged in all years. The second example illustrates that the current Cost of Insurance Rates and administrative expense charge are charged in all years. Both examples also reflect the deduction of (i) 5.00% from each premium payment for premium tax (2.25%), DAC tax (1.25%) and front-end sales charges (1.50%), (ii) the mortality and expense risk charge, and (iii) an arithmetic average of Fund expenses.

The Cost of Insurance Rates charged varies by age, sex and underwriting classification. The policy administrative expense charge varies by age and amount of insurance for current and guaranteed charges. Both charges are deducted monthly on a pro rata basis from each of the Investment Options.

The mortality and expense risk charge is 0.85% for the first fifteen Policy Years; thereafter it is 0.20%. The charge is deducted daily from the unloaned portion of the Cash Value.

The charge for Fund expenses reflected in the illustrations assumes that Cash Value is allocated equally among all Investment Options and is an arithmetic average of investment advisory fees and other expenses charged by each of the available Funds during the most recent calendar year. The Fund expenses used do not reflect any expense reimbursement agreements that may be in effect, as shown in the Policy prospectus summary. If the expense reimbursement arrangements were reflected, values shown in the illustrations may be higher. The actual charges under a Policy for expenses of the Funds will vary from year to year and will depend on the actual allocation of Cash Value and may be higher or lower than those illustrated.

After deduction of these amounts, the illustrated gross annual investment rates of return of 0%, 6% and 10% correspond to approximate net annual rates of -1.75%, 4.25% and 8.25%, respectively, on a current and guaranteed basis during the first fifteen Policy Years, and to approximate net annual rates of -1.10%, 4.90% and 8.90%, respectively, on a current and guaranteed basis thereafter. These approximate net annual rates of return do not reflect the deduction of the cost of insurance charge and the policy administrative charge. If they did, they would be lower.

The illustrations do not reflect any charges for federal income taxes against the Separate Account since the Company is not currently deducting such charges from the Separate Account. However, such charges may be made in the future, and in that event, the gross annual investment rates of return would have to exceed 0%, 6% and 10% by an amount sufficient to cover the tax charges in order to produce the Death Benefits, Cash Values and Cash Surrender Values illustrated.

If actual gross rates of return on the Funds are higher or lower than those assumed in these illustrations, and/or if the actual current charges are higher or lower than those assumed in these illustrations, the actual results (Death Benefit, Cash Value, and Cash Surrender Value) will differ from the illustrated results.

Where required by law or upon request, the Company, through its agent, will provide you a personalized illustration based upon the proposed Insured's age, sex, underwriting classification, the specified insurance benefits, and the premium requested. The illustration will show the weighted average Fund expenses, arithmetic average Fund expenses and/or the actual Fund expenses depending on what you request. An explanation of how the Fund expenses are calculated will appear on the illustration. The hypothetical gross annual investment return assumed in such an illustration would not exceed 10%.

                              METLIFE VARIABLE LIFE
                 FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE POLICY
                           LEVEL DEATH BENEFIT OPTION
                HYPOTHETICAL ILLUSTRATION WITH GUARANTEED CHARGES

Male, Issue Age 40                                                                Face Amount                   $410,000
Preferred, Non-Smoker                                                             Annual Premium               $8,000.00



           TOTAL
         PREMIUMS           DEATH BENEFIT                   CASH VALUE               CASH SURRENDER VALUE
          WITH 5%  ------------------------------ ----------------------------- -----------------------------
  YEAR   INTEREST     0%        6%         10%       0%       6%         10%       0%       6%         10%
------- ---------- -------- ---------- ---------- ------- ---------- ---------- ------- ---------- ----------
      1     $8,400 $410,000   $410,000   $410,000  $5,819     $6,222     $6,491  $3,486     $3,889     $4,158
      2    $17,220 $410,000   $410,000   $410,000 $11,448    $12,619    $13,428  $9,349    $10,520    $11,328
      3    $26,481 $410,000   $410,000   $410,000 $16,884    $19,195    $20,844 $15,019    $17,329    $18,979
      4    $36,205 $410,000   $410,000   $410,000 $22,516    $26,355    $29,189 $20,884    $24,723    $27,557
      5    $46,415 $410,000   $410,000   $410,000 $27,942    $33,719    $38,126 $26,544    $32,321    $36,728
      6    $57,136 $410,000   $410,000   $410,000 $33,160    $41,291    $47,704 $31,992    $40,123    $46,536
      7    $68,393 $410,000   $410,000   $410,000 $38,170    $49,081    $57,979 $37,236    $48,146    $57,044
      8    $80,213 $410,000   $410,000   $410,000 $42,969    $57,094    $69,011 $42,268    $56,393    $68,310
      9    $92,623 $410,000   $410,000   $410,000 $47,549    $65,336    $80,865 $47,082    $64,869    $80,398
     10   $105,654 $410,000   $410,000   $410,000 $51,905    $73,812    $93,612 $51,671    $73,579    $93,378
     15   $181,260 $410,000   $410,000   $410,000 $69,664   $119,624   $173,592 $69,664   $119,624   $173,592
     20   $277,754 $410,000   $410,000   $410,000 $81,586   $176,873   $301,205 $81,586   $176,873   $301,205
     25   $400,908 $410,000   $410,000   $607,678 $81,746   $246,317   $498,096 $81,746   $246,317   $498,096
     30   $558,086 $410,000   $410,000   $916,447 $61,511   $335,802   $790,040 $61,511   $335,802   $790,040
     35   $758,691 $410,000   $490,269 $1,312,662    $806   $458,195 $1,226,787    $806   $458,195 $1,226,787
     40 $1,014,718 $410,000   $644,774 $1,985,657      $0   $614,071 $1,891,102      $0   $614,071 $1,891,102
     45 $1,341,481 $410,000   $839,314 $2,999,475      $0   $799,347 $2,856,643      $0   $799,347 $2,856,643
     50 $1,758,523 $410,000 $1,060,435 $4,426,982      $0 $1,009,938 $4,216,174      $0 $1,009,938 $4,216,174
     55 $2,290,786 $410,000 $1,289,796 $6,322,121      $0 $1,277,026 $6,259,525      $0 $1,277,026 $6,259,525
     60 $2,970,103 $410,000 $1,666,063 $9,636,391      $0 $1,666,063 $9,636,391      $0 $1,666,063 $9,636,391


These hypothetical rates of returns are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors. The Account Values and Cash Surrender Values will be different from those shown if the actual rates of return averaged 0%, 6%, or 10% over a period of years but fluctuated above or below the average for individual contract years. No representation can be made that these rates of return can be achieved for any one year or sustained over a period of time.

                              METLIFE VARIABLE LIFE
                 FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE POLICY
                           LEVEL DEATH BENEFIT OPTION
                 HYPOTHETICAL ILLUSTRATION WITH CURRENT CHARGES

Male, Issue Age 40                                                                Face Amount                   $410,000
Preferred, Non-Smoker                                                             Annual Premium               $8,000.00



           TOTAL
         PREMIUMS           DEATH BENEFIT                     CASH VALUE                 CASH SURRENDER VALUE
          WITH 5%  ------------------------------- ------------------------------- -------------------------------
  YEAR   INTEREST     0%        6%         10%        0%        6%         10%        0%        6%         10%
------- ---------- -------- ---------- ----------- -------- ---------- ----------- -------- ---------- -----------
      1     $8,400 $410,000   $410,000    $410,000   $6,244     $6,660      $6,938   $3,911     $4,327      $4,606
      2    $17,220 $410,000   $410,000    $410,000  $12,365    $13,591     $14,437  $10,265    $11,492     $12,338
      3    $26,481 $410,000   $410,000    $410,000  $18,368    $20,807     $22,547  $16,502    $18,941     $20,681
      4    $36,205 $410,000   $410,000    $410,000  $24,633    $28,712     $31,719  $23,001    $27,081     $30,087
      5    $46,415 $410,000   $410,000    $410,000  $30,765    $36,935     $41,633  $29,367    $35,537     $40,234
      6    $57,136 $410,000   $410,000    $410,000  $36,767    $45,490     $52,351  $35,598    $44,321     $51,183
      7    $68,393 $410,000   $410,000    $410,000  $42,647    $54,399     $63,952  $41,712    $53,464     $63,017
      8    $80,213 $410,000   $410,000    $410,000  $48,414    $63,686     $76,518  $47,713    $62,985     $75,817
      9    $92,623 $410,000   $410,000    $410,000  $54,076    $73,374     $90,139  $53,609    $72,907     $89,672
     10   $105,654 $410,000   $410,000    $410,000  $59,633    $83,482    $104,904  $59,400    $83,248    $104,670
     15   $181,260 $410,000   $410,000    $410,000  $86,150   $141,274    $199,918  $86,150   $141,274    $199,918
     20   $277,754 $410,000   $410,000    $472,486 $113,262   $219,131    $352,602 $113,262   $219,131    $352,602
     25   $400,908 $410,000   $410,000    $714,464 $136,659   $318,219    $585,627 $136,659   $318,219    $585,627
     30   $558,086 $410,000   $515,532  $1,088,707 $153,877   $444,424    $938,541 $153,877   $444,424    $938,541
     35   $758,691 $410,000   $646,668  $1,580,014 $166,233   $604,363  $1,476,649 $166,233   $604,363  $1,476,649
     40 $1,014,718 $410,000   $848,835  $2,416,847 $174,293   $808,414  $2,301,759 $174,293   $808,414  $2,301,759
     45 $1,341,481 $410,000 $1,115,943  $3,725,105 $164,338 $1,062,803  $3,547,719 $164,338 $1,062,803  $3,547,719
     50 $1,758,523 $410,000 $1,446,741  $5,690,143 $129,331 $1,377,848  $5,419,184 $129,331 $1,377,848  $5,419,184
     55 $2,290,786 $410,000 $1,796,311  $8,358,792  $53,744 $1,778,526  $8,276,031  $53,744 $1,778,526  $8,276,031
     60 $2,970,103 $410,000 $2,303,076 $12,724,829       $0 $2,303,076 $12,724,829       $0 $2,303,076 $12,724,829


These hypothetical rates of returns are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors. The Account Values and Cash Surrender Values will be different from those shown if the actual rates of return averaged 0%, 6%, or 10% over a period of years but fluctuated above or below the average for individual contract years. No representation can be made that these rates of return can be achieved for any one year or sustained over a period of time

To learn more about the Policy, you should read the Statement of Additional Information (SAI) dated the same date as this prospectus, which is incorporated by reference into this prospectus. For a free copy of the SAI or for other Policy inquiries please contact us by writing to MetLife Insurance Company of Connecticut, One Cityplace, 185 Asylum Street, 3CP, Hartford, CT 06103-3415, call 1-800-334-4298 or access the SEC's website (http://www.sec.gov).

To obtain free copies of personalized illustrations of death benefits, cash surrender values, and cash values please contact your agent or registered representative.

The SAI contains additional information about the Policy and the Company and can be reviewed and copied at the Commission's Public Reference Room in Washington, DC. Information on the operation of the public reference room may be obtained by calling the Commission at 202-942-8090. Reports and other information about the Company are available on the Commission's Internet site at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, DC 20549-0102.

Investment Company Act File Numbers: 811-03927 and 811-07411

Book 47                                                             October 2008

                                   MARKETLIFE
                              METLIFE VARIABLE LIFE
                        METLIFE VARIABLE LIFE ACCUMULATOR
                       METLIFE VARIABLE SURVIVORSHIP LIFE
                      METLIFE VARIABLE SURVIVORSHIP LIFE II
                  METLIFE VARIABLE LIFE ACCUMULATOR - SERIES 2
                  METLIFE VARIABLE LIFE ACCUMULATOR - SERIES 3
                            PORTFOLIO ARCHITECT LIFE
                                   VINTAGELIFE
                                   (POLICIES)

                   PART B: STATEMENT OF ADDITIONAL INFORMATION
                                      (SAI)

                                      DATED

                                OCTOBER 13, 2008

                                       FOR

                METLIFE OF CT FUND UL FOR VARIABLE LIFE INSURANCE
  (FORMERLY METLIFE OF CT FUND UL II FOR VARIABLE LIFE INSURANCE, METLIFE OF CT
                             VARIABLE LIFE INSURANCE
SEPARATE ACCOUNT ONE, METLIFE OF CT VARIABLE LIFE INSURANCE SEPARATE ACCOUNT TWO
                                       AND
          METLIFE OF CT VARIABLE LIFE INSURANCE SEPARATE ACCOUNT THREE)
                                  (REGISTRANT)

                                    ISSUED BY

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                                   (DEPOSITOR)

This Statement of Additional Information ("SAI") is not a prospectus. This SAI contains additional information about the Policies listed above and MetLife Insurance Company of Connecticut (the "Company," "we," "our," and "us"). The Company no longer offers the Policies to new purchasers. It does continue to accept additional premium payments from existing policy owners. You should read this SAI in conjunction with the prospectuses for the Flexible Premium Variable Life Insurance Policies dated October 13, 2008 for MetLife Variable Life, MetLife Variable Life Accumulator -- Series 3 and MetLife Variable Survivorship Life II, and the prospectuses dated May 2, 2005, as supplemented on April 28, 2008, for MarketLife, MetLife Variable Life Accumulator, MetLife Variable Life Accumulator -- Series 2, MetLife Variable Survivorship Life, VintageLife and Portfolio Architect Life (the "Policies"), as applicable. The defined terms used in this SAI are as defined in the prospectuses.

Copies of the prospectuses may be obtained by writing to MetLife Insurance Company of Connecticut, One Cityplace, Hartford, Connecticut 06103-3415, or by calling 1-800-334-4298 or by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

                                TABLE OF CONTENTS


GENERAL INFORMATION AND HISTORY................................................       3
  The Depositor................................................................       3
  State Regulation.............................................................       3
  The Registrant...............................................................       3
  Registration Statements......................................................       3
  The Custodian................................................................       3
UNDERWRITING AND DISTRIBUTION AGREEMENTS.......................................       3
  Distribution and Principal Underwriting Agreement............................       3
  Compensation.................................................................       4
VALUATION OF ASSETS............................................................       5
  Investment Options...........................................................       5
  Cash Value...................................................................       5
  Accumulation Unit Value......................................................       5
CALCULATION OF MONEY MARKET YIELD..............................................       5
ADDITIONAL INFORMATION ABOUT POLICY CHARGES....................................       6
  Special Purchase Plans.......................................................       6
  Underwriting Procedures......................................................       6
  Increases and Decreases in Stated Amount.....................................       6
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM..................................       6
FINANCIAL STATEMENTS...........................................................       7

                         GENERAL INFORMATION AND HISTORY

THE DEPOSITOR. MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1864 in Connecticut and continuously engaged in the insurance business since that time. The Company is licensed to conduct a life insurance business in all states, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands, and the Bahamas. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06183-3415 and its telephone number is (860) 308-1000.

The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103 3415. On December 7, 2007, the operations of the Company and MetLife Life and Annuity Company of Connecticut ("MLACC") were combined through a merger, with the Company as the surviving company after the merger.

STATE REGULATION. The Company is subject to the laws of the state of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the state of Connecticut (the "Commissioner"). An annual statement covering the operations of the Company for the preceding year, as well as its financial conditions as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

THE REGISTRANT. Effective October 13, 2008, the Company combined MetLife of CT Fund UL II for Variable Life Insurance, MetLife of CT Variable Life Insurance Separate Account One, MetLife of CT Variable Life Insurance Separate Account Two and MetLife of CT Variable Life Insurance Separate Account Three, with and into MetLife of CT Fund UL for Variable Life Insurance ("Fund UL"). Fund UL was established under the laws of Connecticut on November 10, 1983. Fund UL is registered with the Securities and Exchange Commission (SEC) as a unit investment trust under the Investment Company Act of 1940 and qualifies as a "separate account." Separate Accounts are primarily designed to keep policy assets separate from other company assets.

REGISTRATION STATEMENTS. Registration Statements have been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the policies offered. The Registration Statements, their amendments and exhibits, contain information beyond that found in the prospectuses and the SAI.

THE CUSTODIAN. The Company holds title to the assets in the Separate Account.

                    UNDERWRITING AND DISTRIBUTION AGREEMENTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. Information about the distribution of the Policies is contained in the prospectus (see "Distribution & Compensation"). Additional information is provided below.

MetLife Investors Distribution Company ("MLIDC") serves as the principal underwriter and distributor of the securities offered through this prospectus pursuant to the terms of the Distribution and Principal Underwriting Agreement. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable life insurance policies and variable annuity contracts issued by the Company and its affiliated companies.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority ("FINRA").

The following table shows the amount of commissions paid to and the amount of commissions retained by MLIDC or its predecessors over the past three years.

                         MLIDC UNDERWRITING COMMISSIONS

                         UNDERWRITING COMMISSIONS PAID TO        AMOUNT OF UNDERWRITING
                                       MLIDC                          COMMISSIONS
        YEAR                      BY THE COMPANY                   RETAINED BY MLIDC
-------------------     ----------------------------------     -------------------------
  2007.............                 $4,941,000*                            $0
  2006.............                 $4,190,000                             $0
  2005.............                 $6,004,000                             $0


* Includes Underwriting Commissions paid by MLACC.

The Policies were offered on a continuous basis. MLIDC entered into selling agreements with broker-dealers who are registered with the SEC and are members of FINRA, and with entities that may have offered the Policies but are exempt from registration. Applications for the Policies were solicited by registered representatives who are associated persons of such broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable life insurance products.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC are paid compensation for the promotion and sale of the Policies. Registered representatives who solicit sales of the Policies typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and on-cash compensation and other benefits. Compensation paid on the Policies, as well as other incentives or payments, are not assessed as an additional direct charge to Policy owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges imposed under the Policies and from profits on payments received by the Company and MLIDC from the Funds.

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firms for services the broker-dealer firms provide in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer firms, the hiring and training of the broker-dealer firms' sales personnel, the sponsoring of conferences and seminars by the broker-dealer firms, or general marketing services performed by the broker-dealer firms. The broker-dealer firms may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements were not offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Policies, total assets attributable to sales of the Policies by registered representatives of the broker-dealer firms or based on the length of time that a Policy owner has owned the Policy. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firms and their registered representatives to favor the Company's products. The amount of additional compensation (non-commission amounts) paid to selected broker-dealer firms during 2007 ranged from $86,518 to $5,658,714. The amount of commissions paid to selected broker-dealer firms during 2007 ranged from $91,352 to $10,077,903. The amount of total compensation (includes non-commission as well as commission amounts) paid to selected broker-dealer firms during 2007 ranged from $433,549 to $10,536,736.

The following list sets forth the names of broker-dealer firms that have entered into preferred distribution arrangements with the Company and MLIDC under which the broker-dealer firms received additional compensation in 2007 in connection with the sale of our variable annuity contracts, variable life policies and other insurance products (including the Contracts). The broker-dealer firms are listed in alphabetical order:

Citicorp Investment Services
Citigroup Global Markets, Inc. (d/b/a Smith Barney)
DWS Scudder Distributors, Inc.
Morgan Stanley DW, Inc.
Pioneer Funds Distributor, Inc.
PFS Investments, Inc. (d/b/a/ Primerica)

There are other broker-dealer firms who receive compensation for servicing our Policies, and the Cash Value of the Policies or the amount of added Premium payments received may be included in determining their additional compensation, if any.

                               VALUATION OF ASSETS

INVESTMENT OPTIONS: The value of the assets of each Investment Option is determined at 4:00 p.m. eastern time on each business day, unless we need to close earlier due to an emergency. A business day is any day the New York Stock Exchange is open. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

Any security not traded on a securities exchange but traded in the over-the-counter-market and for which market quotations are readily available is valued at the mean between the quoted bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

Securities traded on the over-the-counter-market and listed securities with no reported sales are valued at the mean between the last reported bid and asked prices or on the basis of quotations received from a reputable broker or other recognized source.

Short-term investments for which a quoted market price is available are valued at market. Short-term investments maturing in more than sixty days for which there is no reliable quoted market price are valued by "marking to market" (computing a market value based upon quotations from dealers or issuers for securities of a similar type, quality and maturity.) "Marking to market" takes into account unrealized appreciation or depreciation due to changes in interest rates or other factors which would influence the current fair values of such securities. Short-term investments maturing in sixty days or less for which there is no reliable quoted market price are valued at amortized cost which approximates market.

THE CASH VALUE: The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of an Investment Option from one valuation period to the next. The net investment factor for an Investment Option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable Investment Option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of an Investment Option is equal to (a) minus (b), divided by (c) where:

          (a) = investment income plus capital gains and losses (whether realized or unrealized);

          (b) = any deduction for applicable taxes (presently zero); and

          (c) = the value of the assets of the Investment Option at the beginning of the valuation period.

The gross investment rate may be either positive or negative. An Investment Option's investment income includes any distribution whose ex-dividend date occurs during the valuation period.

ACCUMULATION UNIT VALUE. The value of the accumulation unit for each Investment Option was initially established at $1.00. The value of an accumulation unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is calculated for each Investment Option and takes into account the investment performance, expenses and the deduction of certain expenses.

                        CALCULATION OF MONEY MARKET YIELD

From time to time, we may quote in advertisements and sales literature the adjusted and unadjusted effective yield for a money market Investment Option for a 7-day period, as described below. On a Policy-specific basis, the effective yield is computed at each month-end according to the following formula:

       Effective Yield = ((Base Return + 1) to the power of (365 / 7)) - 1

Where:

Base Return = (AUV Change - Policy Charge Adjustment) / Prior AUV.

AUV Change = Current AUV - Prior AUV.

Policy Charge Adjustment = Average AUV x Period Charge.

Average AUV = (Current AUV + Prior AUV) / 2.

Period Charge = Annual Policy Fee x (7/365).

Prior AUV = Unit value as of 7 days prior.

Current AUV = Unit value as of the reporting period (last day of the month).

We may also quote the effective yield of a money market Investment Option for the same 7-day period, determined on an unadjusted basis (which does not deduct Policy-level charges), according to the same formula but where:

Base Return = AUV Change / Prior AUV

Because of the charges and deductions imposed under the Policy, the yield for the Investment Option will be lower than the yield for the corresponding Fund. The yields on amounts held in the Investment Option normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The actual yield for the Investment Option is affected by changes in interest rates on money market securities, average portfolio maturity of the Fund, the types and qualities of portfolio securities held by the Fund's and the Fund's operating expenses. Yields on amounts held in the Investment Option may also be presented for periods other than a 7-day period.

                   ADDITIONAL INFORMATION ABOUT POLICY CHARGES

SPECIAL PURCHASE PLANS. We reserve the right to waive all or a part of any fee we charge under the Policy (excluding Fund expenses). Factors we consider include one or more of the following: size and type of group to whom the Policy is issued; amount of expected premiums; relationship with us or an affiliated company, receiving distributions or making transfers from other policies we or one of our affiliates issue; type and frequency of administrative and sales service provided; or any other factor we determine relevant. Any fee modification will not discriminate unfairly against protected classes of individuals and will be done according to our rules in effect at the time the Policy is issued.

UNDERWRITING PROCEDURES. The Policy's cost of insurance depends on the insured's sex, issue age, risk class and length of time the Policy has been in force. The rates will vary depending on tobacco use and other risk factors. Guaranteed cost of insurance rates are based on the Insured's attained age and are equal to the 1980 Insurance Commissioners Standard Ordinary Male and Female Mortality Tables. The maximum rates for the tables-rated substandard insureds are based on a multiple (shown in the schedule pages of the Policy) of the above rates. We may add flat extra ratings to reflect higher mortality risk. Any change in the cost of insurance rates will apply to all insureds of the same age, gender, risk class and whose Policies have been in effect for the same length of time.

The cost of insurance rates, Policy charges, and payment options for Policies issued in Montana, and perhaps other states are issued on a gender-neutral (unisex) basis. The unisex rates will be higher than those applicable to females and lower than those applicable to males.

INCREASES AND DECREASES IN STATED AMOUNT. For certain Policies, after the first Policy Year, you may request in writing to change the Stated Amount. When your Stated Amount changes, your Policy charges and possibly your Death Benefit will also change. If you increase or decrease your Stated Amount your Policy may become a modified endowment contract (MEC) under federal tax law (please see the Federal Income Taxes section of the Prospectus for more information and consult your tax adviser for information on the impact a modified endowment contract may effect you).

Under some circumstances you will need to provide evidence that the insured(s) is still insurable. Any change in Stated Amount will be effective on either the next or prior Monthly Deduction Date after the change has been approved by us.

                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of each of the Investment Options of MetLife of CT Fund UL for Variable Life Insurance and the consolidated financial statements and the related financial statement schedules of MetLife Insurance Company of Connecticut and subsidiaries included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and financial statement schedules and includes explanatory paragraphs referring to changes in MetLife Insurance Company of Connecticut and subsidiaries' method of accounting for deferred acquisition costs as required by accounting guidance adopted on January 1, 2007, and the restatement of the 2007 consolidated financial statements), and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principle business address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

                              FINANCIAL STATEMENTS

The financial statements of MetLife of CT Fund UL for Variable Life Insurance and MetLife Insurance Company of Connecticut follow this page of the SAI. The financial statements of the Company only bear on the Company's ability to meet its obligations under the Policies and should not be considered as bearing on the investment performance of the Separate Account.

      [FINANCIAL STATEMENTS FOR THE DEPOSITOR AND REGISTRANT TO BE ADDED BY
                                   AMENDMENT.]

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                                  ONE CITYPLACE

                                185 ASYLUM STREET
                        HARTFORD, CONNECTICUT 06103-3415

SAI 38B, 40A&B, 42, 44B, 45B, 47B, 48B, 57B, 91B                    October 2008

                                         PART C

                                   OTHER INFORMATION



ITEM 26. EXHIBITS

Exhibit
 Letter   DESCRIPTION
-------   -----------
a.1.      Resolution of the Board of Directors of The Travelers Insurance
          Company authorizing the establishment of the Registrant. (Incorporated herein by reference to Exhibit 1 to Post-Effective Amendment No. 17 to the Registration Statement on Form S-6, File No. 002-88637, filed
          April 29, 1996.)

a.2.      Resolution of MetLife Insurance Company of Connecticut Board of
          Directors, dated March 24, 2008, authorizing the combining of MetLife of CT Fund UL II for Variable Life Insurance into MetLife of CT Fund
          UL for Variable Life Insurance. (To be filed by amendment.)

b.        Not applicable.

c.1. Distribution and Principal Underwriting Agreement among the Registrant, MetLife Insurance Company of Connecticut and MetLife
          Investors Distribution Company (To be filed by amendment.)

c.2. Specimen Selling Agreement. (Incorporated herein by reference to Exhibit c.3. to Post-Effective Amendment No. 9 to the Registration
          Statement on Form N-6, File No. 333-96519 filed April 10, 2006.)

c.3.      Agreement and Plan of Merger between MetLife Investors Distribution
          Company and MLI Distribution LLC dated as of October 20, 2006
          (Incorporated herein by reference to Exhibit c.4. to Post-Effective
          Amendment No. 12 to the Registration Statement on Form N-6, File No.
          333-96519, filed April 5, 2007.)

c.4. Retail Sales Agreement between MetLife Investors Distribution Company and broker-dealers (Incorporated herein by reference to Exhibit c.5.
          to Post-Effective Amendment No. 12 to the Registration Statement on
          Form N-6, File No. 333-96519, filed April 5, 2007.)

c.5.      Services Agreement between MetLife Investors Distribution Company and
          MetLife Insurance Company of Connecticut and Amendment No. 1 to the
          Services Agreement (Incorporated herein by reference to Exhibit c.6.
          to Post-Effective Amendment No. 13 to the Registration Statement on
          Form N-6, File No. 333-96519, filed April 7, 2008.)

d.1. Form of Variable Life Insurance Policy. (Incorporated herein by reference to Exhibit d.1 to Post-Effective Amendment No. 4 to the Registration Statement on Form N-6, File No. 333-96517 filed February
          10, 2003.)

d.2. Accidental Death Benefit. (Incorporated herein by reference to Exhibit d.2. to Post-Effective Amendment No. 4 to the Registration Statement on Form N-6, File No. 333-96519 filed February 10, 2003.)

d.3. Accelerated Death Benefit Rider. (Incorporated herein by reference to Exhibit d.3. to Post-Effective Amendment No. 4 to the Registration
          Statement on Form N-6, File No. 333-96519 filed February 10, 2003.)

d.4. Child Term Rider. (Incorporated herein by reference to Exhibit d.4. to Post-Effective Amendment No. 4 to the Registration Statement on Form
          N-6, File No. 333-96519 filed February 10, 2003.)

d.5. Cost of Living Adjustment Rider. (Incorporated here in by reference to Exhibit d.5. to Post-Effective Amendment No. 4 to the Registration
          Statement on Form N-6, File No. 333-96519 filed February 10, 2003.)

d.6. Coverage Extension Rider. (Incorporated herein by reference to Exhibit d.6. to Post-

          Effective Amendment No. 4 to the Registration Statement on Form N-6,
          File No. 333-96519 filed February 10, 2003.)

d.7. Estate Tax Repeal Rider. (Incorporated herein by reference to Exhibit d.7. to Post-Effective Amendment No. 4 to the Registration Statement on Form N-6, File No. 333-96519 filed February 10, 2003.)

d.8. Full Surrender Charge Waiver Rider. (Incorporated herein by reference to Exhibit d.8. to Post-Effective Amendment No. 4 to the Registration
          Statement on Form N-6, File No. 333-96519 filed February 10, 2003.)

d.9. Lapse Protection Guarantee Rider. (Incorporated herein by reference to Exhibit d.9. to Post-Effective Amendment No. 4 to the Registration
          Statement on Form N-6, File No. 333-96519 filed February 10, 2003.)

d.10. Maturity Extension Rider. (Incorporated herein by reference to Exhibit d.10. to Post-Effective Amendment No. 4 to the Registration Statement on Form N-6, File No. 333-96519 filed February 10, 2003.)

d.11. Primary Insured Term Rider. (Incorporated herein by reference to Exhibit d.11. to Post-Effective Amendment No. 4 to the Registration
          Statement on Form N-6, File No. 333-96519 filed February 10, 2003.)

d.12. Spouse Term Insurance Rider. (Incorporated herein by reference to Exhibit d.12. to Post-Effective Amendment No. 4 to the Registration
          Statement on Form N-6, File No. 333-96519 filed February 10, 2003.)

d.13. Specified Amount Payment Rider. (Incorporated herein by reference to Exhibit d.13. to Post-Effective Amendment No. 4 to the Registration
          Statement on Form N-6, File No. 333-96519 filed February 10, 2003.)

d.14. Waiver of Deduction Amount Rider. (Incorporated herein by reference to Exhibit d.14. to Post-Effective Amendment No. 4 to the Registration
          Statement on Form N-6, File No. 333-96519 filed February 10, 2003.)

d.15. Name Change Endorsement. (Incorporated herein by reference to Exhibit d.15. to Post-Effective Amendment No. 9 to the Registration Statement on Form N-6, File No. 333-96519, filed April 10, 2006.)

e. Application for Variable Life Insurance Policy. . (Incorporated herein by reference to Exhibit e to Post-Effective Amendment No. 4 to the Registration Statement on Form N-6, File No. 333-96517 filed February
          10, 2003.)

f.1.      Charter of The Travelers Insurance Company, as amended on October 19,
          1994. (Incorporated herein by reference to Exhibit 6(a) to the Travelers Separate Account TM for Variable Annuities' Registration
          Statement filed on Form N-4, File No. 333-40193, filed November 13,
          1997.)

f.2.      By-Laws of The Travelers Insurance Company, as amended on October 20,
          1994. (Incorporated herein by reference to Exhibit 6(b) to the Travelers Separate Account TM for Variable Annuities' Registration
          Statement filed on Form N-4, File No. 333-40193, filed November 13,
          1997.)

f.3.      Certificate of Amendment to the Charter for the Travelers Insurance
          Company, as effective May 1, 2006. (Incorporated herein by reference to Exhibit 6(c) to the Post-Effective Amendment No. 14 to the
          Travelers Fund ABD for Variable Annuities Registration Statement filed on Form N-4, File No. 033-65343, filed April 6, 2006.)

f.4.      Certificate of Correction to the Charter for the MetLife Insurance
          Company of Connecticut (Incorporated herein by reference to Exhibit
          6(d) to the Post-Effective Amendment No. 11 to the MetLife of CT
          Separate Account Nine for Variable Annuities Registration Statement filed on Form N-4, File No. 333-65926, filed October 31, 2007.)

g. Reinsurance Contracts. (Incorporated herein by reference to Exhibit g to Post-

          Effective Amendment No. 3 to the Travelers Fund UL for Variable Life
          Insurance Registration Statement on Form N-6, File No. 333-56952, filed February 7, 2003.)

h.1. Form of Participation Agreement. (Incorporated herein by reference to Exhibit h to Post-Effective Amendment No. 3 to the Registration
          Statement on Form N-6, File No. 333-56952, filed February 7, 2003.)

h.2.      Participation Agreement with Metropolitan Series Fund, Inc.
          (Incorporated herein by reference to Exhibit 8(e) to Post-Effective
          Amendment No. 11 to the MetLife of CT Separate Account Nine for
          Variable Annuities Registrant's Registration Statement on Form N-4,
          File No. 333-65926, filed October 31, 2007.)

h.3. Participation Agreement with Met Investors Series Trust (Incorporated herein by reference to Exhibit h.3. to Post-Effective Amendment No. 9 to the Registrant's Registration Statement on Form N-6, File No.
          333-96519, filed April 10, 2006.)

i.        Administrative Contracts. Not applicable.

j.        None.

k. Opinion of Counsel regarding the legality of securities being registered. (To be filed by amendment.)

l. Actuarial Representation Letter. (Incorporated herein by reference to Exhibit l to Post-Effective Amendment No. 13 to the Registration
          Statement on Form N-6, File No. 333-96519, filed April 7, 2008.)

m. Calculation Exhibit. (Incorporated herein by reference to Exhibit m to Post-Effective Amendment No. 1 to the Registration Statement on Form
          N-6, File No. 333-147900, filed April 8, 2008.)

n.        Consent of Deloitte & Touche LLP, Independent Registered Public
          Accounting Firm. (To be filed by amendment.)

o.        Omitted Financial Statements. Not applicable.

p.        Initial Capital Agreements. Not applicable.

q. Redeemability Exemption. (Incorporated herein by reference to Exhibit q to Post-Effective Amendment No. 27 to the Travelers Fund UL for
          Variable Life Insurance Registration Statement on Form N-6, File No.
          002-88637 filed April 29, 2005.)

r.        Powers of Attorney for Michael K. Farrell, William J. Mullaney, Lisa
          M. Weber, Stanley J. Talbi and Joseph J. Prochaska, Jr. Filed herewith.

ITEM 27. DIRECTORS AND OFFICERS OF THE DEPOSITOR

Principal Business Address:
   MetLife Insurance Company of Connecticut
   One CityPlace
   185 Asylum Street
   Hartford, CT 06103

NAME AND PRINCIPAL         POSITIONS AND OFFICES
BUSINESS ADDRESS           WITH INSURANCE COMPANY
------------------------   -----------------------------------------------------
Michael K. Farrell         Director and President
William J. Mullaney        Director
Lisa M. Weber              Director
Steven A. Kandarian        Executive Vice President and Chief Investment Officer
James L. Lipscomb          Executive Vice President and General Counsel
Joseph J. Prochaska, Jr.   Executive Vice President and Chief Accounting Officer

Stanley J. Talbi           Executive Vice President and Chief Financial Officer
Gwenn L. Carr              Senior Vice President and Secretary
Eric T. Steigerwalt        Senior Vice President and Treasurer
William D. Cammarata       Senior Vice President
Elizabeth M. Forget        Senior Vice President
Gene L. Lunman             Senior Vice President

PRINCIPAL BUSINESS ADDRESS:

     The principal business address of each person shown above is MetLife, Inc., One MetLife Plaza, 27-01 Queens Plaza North, Long Island City, New York 11101, except that the principal business address for Steven A. Kandarian and Michael K. Farrell is 10 Park Avenue, Morristown, NJ 07962, for William
     D. Cammarata is 18210 Crane Nest Drive, Tampa, FL 33647 and Gene L. Lunman is 185 Asylum Street, Hartford, CT 06103.

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Registrant is a separate account of MetLife Insurance Company of Connecticut under Connecticut insurance law. The Registrant and Depositor are ultimately controlled by MetLife, Inc., a publicly traded company. No person is controlled by the Registrant.

An organizational chart for MetLife, Inc. is as follows:

             ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                                AS OF MARCH 31, 2008

The following is a list of subsidiaries of MetLife, Inc. updated as of March
31, 2008. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, (if any)) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Insurance Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. (DE) - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Tower Life Insurance Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

      4.    MetLife Reinsurance Company of Charleston (SC)

      5.    MetLife Reinsurance Company of Vermont (VT)

      6.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     7.     Plaza Drive Properties, LLC (DE)

     8.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

F. MetLife Pensiones Mexico S.A. (Mexico)- 97.4738% is owned by MetLife, Inc. and 2.5262% is owned by MetLife International Holdings, Inc.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A. and 0.01% is owned by MetLife Chile Inversiones Limitada.

H. MetLife Mexico S.A. (Mexico)- 98.70541% is owned by MetLife, Inc., 1.29459% is owned by MetLife International Holdings, Inc.

      1. MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. and 0.01% is owned by MetLife Pensiones Mexico S.A.

            a) Met1 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.

            b) Met2 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.


            c) MetA SIEFORE Adicional, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            d) Met3 SIEFORE Basica, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            e) Met4 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            f) Met5 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

      2. ML Capacitacion Comercial S.A. de C.V. (Mexico) - 99% is owned by MetLife Mexico S.A. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.


I. MetLife Mexico Servicios, S.A. de C.V. (Mexico)- 98% is owned by MetLife, Inc. and 2% is owned by MetLife International Holdings, Inc.


J.    Metropolitan Life Seguros de Vida S.A. (Uruguay)


K.    MetLife Securities, Inc. (DE)

L.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (DE)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

M.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

N.    Cova Corporation (MO)

      1.    Texas Life Insurance Company (TX)

      2.    Cova Life Management Company (DE)

O.    MetLife Investors Insurance Company (MO)

P.    First MetLife Investors Insurance Company (NY)

Q.    Walnut Street Securities, Inc. (MO)

R.    Newbury Insurance Company, Limited (BERMUDA)

S.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    Met Investors Advisory, LLC (DE)

      3.    MetLife Investors Financial Agency, Inc. (TX)

T.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  (1) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  (2) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. MetLife India Insurance Company Private Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.


      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99913% is owned by MetLife International Holdings, Inc. and 0.00087% is owned by Natiloporterm Holdings, Inc.


      5. Metropolitan Life Seguros de Retiro S.A. (Argentina)- 95.23% is owned by MetLife International Holdings, Inc. and 4.77% is owned by Natiloportem Holdings, Inc.


      6. MetLife Seguros de Vida S.A. (Argentina)- 95.2499% is owned by MetLife International Holdings, Inc. and 4.7473% is owned by Natiloportem Holdings, Inc.


      7. MetLife Insurance Company of Korea Limited (South Korea)- 16.49% of MetLife Insurance Company of Korea Limited is owned by MetLife, Mexico, S.A. and 83.51% is owned by Metlife International Holdings, Inc.


      8. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 66.6617540% is owned by MetLife International Holdings, Inc.
            and 33.3382457% is owned by MetLife Worldwide Holdings, Inc. and 0.0000003% is owned by Natiloportem Holdings, Inc.


      9.    MetLife Global, Inc. (DE)

      10. MetLife Administradora de Fundos Multipatrocinados Ltda (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

      11.   MetLife Insurance Limited (United Kingdom)

      12.   MetLife General Insurance Limited (Australia)

      13.   MetLife Limited (United Kingdom)

      14. MetLife Insurance S.A./NV (Belgium) - 99.9% is owned by MetLife International Holdings, Inc. and 0.1% is owned by third parties.

      15.   MetLife Services Limited (United Kingdom)

      16.   MetLife Insurance Limited (Australia)

            a)    MetLife Insurance and Investment Trust (Australia)

            b)    MetLife Investments Pty Limited (Australia)

            c)    MetLife Services (Singapore) PTE Limited (Australia)

      17. Siembra Seguros de Retiro S.A. (Argentina) - 96.8819% is owned by MetLife International Holdings, Inc. and 3.1180% is owned by Natiloportem Holdings, Inc.

      18. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 94.9999% is owned by MetLife International Holdings Inc.

      19. Compania Previsional MetLife S.A. (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.


           (a) Met AFJP S.A. (Argentina) - 75.4088% of the shares of Met AFJP S.A. are held by Compania Previsional MetLife SA, 19.5912% is owned by MetLife Seguros de Vida SA, 3.9689% is held by Natiloportem Holdings, Inc. and 1.0310% is held by Metropolitan Life Seguros de Retiro SA.


      20.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Towarzystwo Ubezpieczen na Zycie Spolka Akcyjna.
                  (Poland)

            b)    MetLife Direct Co., Ltd. (Japan)


            c)    MetLife Limited (Hong Kong)


U.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 1% voting control of Park Twenty Three Investments Company is held by St. James Fleet Investments Two Limited. 1% of the shares of Park Twenty Three Investments Company is held by Metropolitan Life Insurance Company. 99% is owned by 334 Madison Euro Investment, Inc.

                  (1) Convent Station Euro Investments Four Company (United Kingdom)- 1% voting control of Convent Station Euro Investments Four Company is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company. 99% is owned by Park Twenty Three Investments Company.

      2. St. James Fleet Investments Two Limited (Cayman Islands)- 34% of the shares of St. James Fleet Investments Two Limited is held by Metropolitan Life Insurance Company.

      3. One Madison Investments (Cayco) Limited (Cayman Islands)- 10.1% voting control of One Madison Investments (Cayco) Limited is held by Convent Station Euro Investments Four Company. 89.9% of the shares of One Madison Investments (Cayco) Limited is held by Metropolitan Life Insurance Company.

      4. CRB Co, Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      5.    GA Holding Corp. (MA)

      6.    Thorngate, LLC (DE)

      7.    Alternative Fuel I, LLC (DE)

      8.    Transmountain Land & Livestock Company (MT)

      9.    MetPark Funding, Inc. (DE)

      10.   HPZ Assets LLC (DE)

      11.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      12.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      13.   MetLife Real Estate Cayman Company (Cayman Islands)

      14.   Metropolitan Marine Way Investments Limited (Canada)

      15.   MetLife Private Equity Holdings, LLC (DE)

      16.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            b) Mezzanine Investment Limited Partnership-LG (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            c) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            d) MetLife Capital Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

      17.   Metropolitan Realty Management, Inc. (DE)

      18.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      19.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      20.   Bond Trust Account A (MA)

      21.   MetLife Investments Asia Limited (Hong Kong).

      22. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      23. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      24.   New England Life Insurance Company (MA)

            a)    MetLife Advisers, LLC (MA)

            b)    New England Securities Corporation (MA)

      25.   GenAmerica Financial, LLC (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  (1)   GenAmerica Management Corporation (MO)

                 (2) Reinsurance Group of America, Incorporated (MO) - 52% is owned by General American Life Insurance Company.

                        (a)   Reinsurance Company of Missouri, Incorporated (MO)

                              (i)   Timberlake Financial, L.L.C. (DE)

                                    (A)   Timberlake Reinsurance Company II (SC)

                              (ii)  RGA Reinsurance Company (MO)

                                    (A)   Reinsurance Partners, Inc. (MO)

                              (iii) Parkway Reinsuarnce Company (MO)

                        (b)   RGA Worldwide Reinsurance Company, Ltd. (Barbados)

                        (c)   RGA Atlantic Reinsurance Company, Ltd. (Barbados)

                        (d)   RGA Americas Reinsurance Company, Ltd. (Barbados)

                        (e)   RGA Reinsurance Company (Barbados) Ltd. (Barbados)

                              (i) RGA Financial Group, L.L.C. (DE)- 80% is owned by RGA Reinsurance Company (Barbados) Ltd. RGA Reinsurance Company also owns a 20% non-equity membership in RGA Financial Group, L.L.C.

                        (f)   RGA Life Reinsurance Company of Canada (Canada)

                        (g)   RGA International Corporation (Nova Scotia/Canada)

                        (h)   RGA Holdings Limited (U.K.) (United Kingdom)

                              (i)   RGA UK Services Limited (United Kingdom)

                              (ii)  RGA Capital Limited U.K. (United
                                    Kingdom)

                              (iii) RGA Reinsurance (UK) Limited (United
                                    Kingdom)

                              (iv) RGA Services India Private Limited (India) - Reinsurance Group of America, Incorporated owns 99% of RGA Services India Private Limited and RGA Holdings Limited owns 1%.

                        (i)   RGA South African Holdings (Pty) Ltd. (South
                              Africa)

                              (i) RGA Reinsurance Company of South Africa Limited (South Africa)

                        (j)   RGA Australian Holdings PTY Limited (Australia)

                              (i)   RGA Reinsurance Company of Australia
                                    Limited (Australia)

                              (ii)  RGA Asia Pacific PTY, Limited (Australia)

                        (k) General American Argentina Seguros de Vida, S.A. (Argentina) - 95% of General American Argentina Seguros de Vida, S.A. is owned by Reinsurance Group of America, Incorporated and 5% is owned by RGA Reinsurance Company (Barbados) Ltd.

                        (l)   RGA Technology Partners, Inc. (MO)

                        (m)   RGA International Reinsurance Company (Ireland)

                        (n)   RGA Capital Trust I (DE)


                        (o)   RGA Global Reinsurance Company, Ltd. (Bermuda)


      26.   Corporate Real Estate Holdings, LLC (DE)

      27. Ten Park SPC (CAYMAN ISLANDS ) - 1% voting control of Ten Park SPC is held by 23rd Street Investments, Inc.

      28.   MetLife Tower Resources Group, Inc. (DE)

      29.   Headland - Pacific Palisades, LLC (CA)

      30. Headland Properties Associates (CA) - 1% is owned by Headland - Pacific Palisades, LLC and 99% is owned by Metropolitan
            Life Insurance Company.

      31.   Krisman, Inc. (MO)

      32.   Special Multi-Asset Receivables Trust (DE)

      33.   White Oak Royalty Company (OK)

      34.   500 Grant Street GP LLC (DE)

      35. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC

      36.   MetLife Canada/MetVie Canada (Canada)

      37.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Investment Funds Services LLC (NJ)

                 (i)   MetLife Investment Funds Management LLC (NJ)

                (ii)   MetLife Associates LLC (DE)

      38.   Euro CL Investments LLC (DE)

      39.   MEX DF Properties, LLC (DE)

      40. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      41.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (UK)

      42.   Housing Fund Manager, LLC (DE)


            a) MTC Fund I, LLC (DE) 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      43.   MLIC Asset Holdings, LLC (DE)


V.    MetLife Capital Trust II (DE)

W.    MetLife Capital Trust III (DE)

X.    MetLife Capital Trust IV (DE)


Y. MetLife Insurance Company of Connecticut (CT) - 86.72% is owned by MetLife, Inc. and 13.28% is owned by MetLife Investors Group, Inc.

      1.    MetLife Property Ventures Canada ULC (Canada)

      2. Pilgrim Investments Oakmont Lane, LLC (DE) - 50% is owned by MetLife Insurance Company of Connecticut.


      3. Pilgrim Alternative Investments Opportunity Fund I, LLC (DE) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      4.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      5.    Pilgrim Investments Highland Park, LLC (DE)

      6.    Metropolitan Connecticut Properties Ventures, LLC (DE)

      7.    MetLife Canadian Property Ventures LLC (NY)

      8.    Euro TI Investments LLC (DE)

      9.    Greenwich Street Investments, LLC (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      10.   Hollow Creek, L.L.C. (CT)

      11. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      12. One Financial Place Holdings, LLC (DE)-100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      13.   Plaza LLC (CT)

            a)    Tower Square Securities, Inc. (CT)

                  1) Tower Square Securities Insurance Agency of New Mexico, Inc. (NM)

                  2)    Tower Square Securities Insurance Agency of
                        Ohio, Inc. (OH) 99% is owned by Tower Square Securities, Inc.

      14.   TIC European Real Estate LP, LLC (DE)

      15.   MetLife European Holdings, Inc. (UK)

            a) MetLife Europe Limited (IRELAND)

               (i) MetLife Pensions Trustees Limited (UK)

            b) MetLife Assurance Limited (UK)

      16.   Travelers International Investments Ltd. (Cayman Islands)

      17.   Euro TL Investments LLC (DE)

      18.   Corrigan TLP LLC (DE)

      19.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

                  1)    Panther Valley, Inc. (NJ)

      20. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company of Connecticut and Metropolitan Life Insurance Company.

      21.   Tribeca Distressed Securities, L.L.C. (DE)

      22.   MetLife Investors USA Insurance Comapny (DE)

Z.    MetLife Reinsurance Company of South Carolina (SC)

AA.   MetLife Investment Advisors Company, LLC (DE)

BB.   MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

CC.   MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           (i)   MetLife Services East Private Limited (India)


DD.   Safeguard Health Enterprises, Inc. (DE)

      1.   Safeguard Dental Services, Inc. (DE)

      2.   Safeguard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   Safeguard Health Plans, Inc. (FL)

      5.   Safeguard Health Plans, Inc. (NV)

      6.   Safeguard Health Plans, Inc. (TX)

EE.   MetLife Capital Trust X (DE)


The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

2) Metropolitan Life Insurance Company indirectly owns 100% of the non-voting preferred stock of Nathan and Lewis Associates Ohio, Incorporated, an insurance agency. 100% of the voting common stock of this company is held by an individual who has agreed to vote such shares at the direction of N.L. HOLDING CORP. (DEL), a direct wholly owned subsidiary of MetLife, Inc.

3) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies.

4) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT
----
VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

                                        7

ITEM 29. INDEMNIFICATION

Sections 33-770 to 33-778, inclusive of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

C.G.S. Section 33-778 provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

The Depositor's ultimate parent, MetLife, Inc. has secured a Financial Institution Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife maintains Directors' and Officers' Liability with limits of $400 million under which the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter, as well as certain other subsidiaries of MetLife are covered.

RULE 484 UNDERTAKING

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 30. PRINCIPAL UNDERWRITER

(a) MetLife Investors Distribution Company ("MLIDC")
    5 Park Plaza, Suite 1900
    Irvine, CA 92614

MetLife Investors Distribution Company also serves as principal underwriter and distributor for the following investment companies:
MetLife of CT Separate Account Eleven for Variable Annuities
MetLife of CT Separate Account QPN for Variable Annuities
MetLife of CT Fund UL for Variable Life Insurance
MetLife of CT Fund UL III for Variable Life Insurance
Metropolitan Life Variable Annuity Separate Account I
Metropolitan Life Variable Annuity Separate Account II,
Metropolitan Series Fund, Inc.
Met Investors Series Trust,
MetLife Investors USA Separate Account A
MetLife Investors Variable Annuity Account One
MetLife Investors Variable Annuity Account Five
MetLife Investors Variable Life Account One
MetLife Investors Variable Life Account Five
First MetLife Investors Variable Annuity Account One
General American Separate Account Eleven
General American Separate Account Twenty- Eight
General American Separate Account Twenty- Nine
General American Separate Account Two
Security Equity Separate Account 26
Security Equity Separate Account 27
Metropolitan Life Separate Account E
Metropolitan Life Separate Account UL
Metropolitan Tower Separate Account One

Metropolitan Tower Separate Account Two
Paragon Separate Account A
Paragon Separate Account B
Paragon Separate Account C
Paragon Separate Account D

(b) MetLife Investors Distribution Company is the principal underwriter for the Policies. The following persons are the officers and directors of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.

NAME AND PRINCIPAL       POSITIONS AND OFFICES
BUSINESS ADDRESS         WITH UNDERWRITER
----------------------   -------------------------------------------------------
Michael K. Farrell ***   Director
Elizabeth M. Forget **   Executive Vice President, Investment Fund Management &
                         Marketing
Peter Gruppuso ****      Vice President, Chief Financial Officer
Paul A. LaPiana *        Executive Vice President, National Sales Manager
Craig W. Markham ****    Director
Richard C. Pearson *     Executive Vice President, General Counsel and Secretary
Eric T. Steigerwalt      Treasurer
Paul A. Sylvester *      President, National Sales Manager- Annuities & LTC
William J. Toppeta       Director
Edward C. Wilson *       Senior Vice President, Channel Head-Wirehouse

Unless otherwise noted, the principal business address of each person shown above is: MetLife, Inc., One MetLife Plaza, 27-01 Queens Plaza North, Long Island City, New York 11101

*    MetLife Investors, 5 Park Plaza, Suite 1900, Irvine, CA 92614

**   MetLife, 260 Madison Avenue, New York, NY 10016

***  MetLife, 10 Park Avenue, Morristown, NJ 07962

**** MetLife, 485-E US Highway 1 South, Iselin, NJ 08830

(c)  Compensation From the Registrant

                                                             (3)
                                                   Compensation on Events
         (1)                      (2)                  Occasioning the                                    (5)
  Name of Principal         Net Underwriting       Deduction of a Deferred            (4)                Other
     Underwriter       Discounts and Commissions         Sales Load          Brokerage Commissions   Compensation
--------------------   -------------------------   -----------------------   ---------------------   ------------
MetLife Investors
Distribution Company          $4,941,000*                     $0                       $0                  $0

* includes underwriting commissions paid by MetLife Life and Annuity Company of Connecticut.

MLIDC, as the principal underwriter and distributor, did not receive any fees on the Policies. The Company paid compensation directly to broker-dealers who have selling agreements with MLIDC.

Tower Square Securities, Inc. provided certain limited services to MLIDC in the course of ordinary business as a principal underwriter to maintain its status as a broker-dealer in good standing with the NASD. Tower Square Securities, Inc. allocated such expenses to MLIDC.

ITEM 31. LOCATION OF ACCOUNTS AND RECORDS

     (1)  MetLife Insurance Company of Connecticut
          One Cityplace 185 Asylum Street Hartford,
          Connecticut 06103-3415

     (2)  Metropolitan Life Insurance Company
          501 Boylston Street
          Boston, Massachusetts 02116

     (3)  MetLife Investors Distribution Company
          5 Park Plaza, Suite 1900
          Irvine, CA 92614

ITEM 32. MANAGEMENT SERVICES

Not Applicable.

ITEM 33. FEE REPRESENTATION

MetLife Insurance Company of Connecticut hereby represents that the aggregate charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by MetLife Insurance Company of Connecticut.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned duly authorized, in the City of Boston, and Commonwealth of Massachusetts, on this 9th day of July, 2008.

                               MetLife of CT Fund UL for Variable Life Insurance
                                  (Registrant)

                               MetLife Insurance Company of Connecticut
                                  (Depositor)

                              By: /s/ Paul L. LeClair
                                  -------------------------------------
                                  Paul L. LeClair
                                  Vice President

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor has duly caused this registration statement to be signed on its behalf by the undersigned duly authorized, in the City of Boston, and Commonwealth of Massachusetts, on this 9th day of July, 2008.

                                        MetLife Insurance Company of Connecticut
                                             (Depositor)


                                        By: /s/ Paul L. LeClair
                                            -----------------------------------
                                            Paul L. LeClair
                                            Vice President

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 9th day of July, 2008.



*Michael K. Farrell                      Director and President
--------------------------------------
Michael K. Farrell


*William J. Mullaney                     Director
--------------------------------------
William J. Mullaney


*Joseph J. Prochaska, Jr.                Executive Vice President and Chief
--------------------------------------   Accounting Officer
Joseph J. Prochaska, Jr.


*Stanley J. Talbi                        Executive Vice President and Chief
--------------------------------------   Financial Officer
Stanley J. Talbi


*Lisa M. Weber                           Director
--------------------------------------
Lisa M. Weber


*By: /s/ John E. Connolly, Jr.
     ---------------------------------
     John E. Connolly, Jr.,
     Attorney-in-fact

* Executed by John E. Connolly, Jr. on behalf of those indicated pursuant to powers of attorney filed herewith.

                                  EXHIBIT INDEX

Exhibit
letter   DESCRIPTION
------   -----------
r.       Powers of Attorney